     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           PACKARD BIOSCIENCE COMPANY
             (Exact name of Registrant as specified in its charter)

            DELAWARE                            3829                           06-0676652
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                            ------------------------

                              800 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
                                 (203) 238-2351
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                                 BEN D. KAPLAN
                    VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                           PACKARD BIOSCIENCE COMPANY
                              800 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
                                 (203) 238-2351
         (Address, including zip code, and telephone number, including area code, of agents for service of process)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

           ANDREW R. BROWNSTEIN, ESQ.                         PAUL F. MCALENNEY, ESQ.
         WACHTELL, LIPTON, ROSEN & KATZ                         DAY, BERRY & HOWARD
              51 WEST 52ND STREET                                   CITY PLACE I
            NEW YORK, NEW YORK 10019                             185 ASYLUM STREET
                 (212) 403-1000                             HARTFORD, CONNECTICUT 06103
                                                                   (860) 275-0100

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
             TITLE OF EACH CLASS OF                   AMOUNT TO BE       OFFERING PRICE        AGGREGATE          REGISTRATION
           SECURITIES TO BE REGISTERED                 REGISTERED           PER NOTE       OFFERING PRICE(1)          FEE
9 3/8% Senior Subordinated Notes due 2007,
  Series B.......................................     $150,000,000            100%            $150,000,000         $45,454.55

(1) Estimated solely for the purpose of determining the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 26, 1997

PRELIMINARY PROSPECTUS

                                                             [LOGO]
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
              9 3/8% SENIOR SUBORDINATED NOTES DUE 2007, SERIES B
                       FOR ANY AND ALL OF THE OUTSTANDING
                   9 3/8% SENIOR SUBORDINATED NOTES DUE 2007
                                       OF
                           PACKARD BIOSCIENCE COMPANY

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                   ON               , 1997, UNLESS EXTENDED.

    Packard BioScience Company, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"), to exchange an aggregate of up to $150,000,000 principal amount of 9 3/8% Senior Subordinated Notes due 2007, Series B (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus forms a part, for an identical face amount of the issued and outstanding 9 3/8% Senior Subordinated Notes due 2007 (the "144A Notes" and, together with the Exchange Notes, the "Notes") of the Company from the Holders (as defined herein) thereof in integral multiples of $1,000. As of the date of this Prospectus, there are $150,000,000 aggregate principal amount of the 144A Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the 144A Notes, except that the Exchange Notes have been registered under the Securities Act, and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate payable on the 144A Notes under certain circumstances relating to the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer. The Exchange Notes will be obligations of the Company evidencing the same indebtedness as the 144A Notes, and will be entitled to the benefits of the same Indenture (as defined herein). See "The Exchange Offer."

    Interest on the Exchange Notes will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 1997. The Exchange Notes will mature on March 1, 2007. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, in cash, at any time on or after March 1, 2002, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to March 1, 2000, the Company may redeem up to 30% of the originally issued Exchange Notes, at a price of 109 3/8% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more Public Equity Offerings (as defined herein), provided that not less than $105 million in principal amount of Exchange Notes is outstanding immediately after giving effect to such redemption. Upon the occurrence of a Change of Control (as defined herein), each holder of Exchange Notes will, subject to the limitations described herein, have the right to require the Company to purchase all or a portion of such holder's Exchange Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the Exchange Notes."

    The Exchange Notes will represent unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including indebtedness under the New Credit Agreement (as defined herein). The Exchange Notes will rank PARI PASSU with all senior subordinated indebtedness, if any, of the Company and will rank senior to all other subordinated indebtedness, if any, of the Company. In addition, the business operations of the Company are conducted in part through its subsidiaries and the Exchange Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. As of December 31, 1996, on a PRO FORMA basis after giving effect to the Recapitalization (as defined herein), the Company would have had approximately $40.0 million of Senior Indebtedness outstanding and the Company's subsidiaries would have had approximately $1.7 million of Indebtedness (as defined herein) outstanding (excluding the guarantees by the Company's subsidiaries under the New Credit Agreement).

                                             (COVER TEXT CONTINUED ON NEXT PAGE)

    SEE "RISK FACTORS," BEGINNING ON PAGE 16, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS   PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

               THE DATE OF THIS PROSPECTUS IS            , 1997.

UNTIL           , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

    The Company will accept for exchange any and all validly tendered 144A Notes on or prior to the Expiration Date (as defined herein). Tenders of 144A Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. The Exchange Offer is not conditioned upon any minimum principal amount of 144A Notes being tendered for exchange. For certain conditions to the Exchange Offer, see "The Exchange Offer--Conditions."

    The 144A Notes were issued and sold on March 4, 1997 in a transaction not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the 144A Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act.

    The Exchange Notes are being offered hereby in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement. The Company has agreed to pay the expenses of the Exchange Offer. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for 144A Notes may be offered for resale, resold or otherwise transferred by any Holder thereof (other than any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such Exchange Notes are acquired in the ordinary course of such Holder's business and such Holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. In some cases, certain broker-dealers may be required to deliver a prospectus in connection with the resale of such Exchange Notes.

    This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for such 144A Notes where such 144A Notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities (other than 144A Notes acquired directly from the Company). The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale.

    Prior to this Exchange Offer, there has been no public market for the 144A Notes or Exchange Notes. If a market for the Exchange Notes should develop, the Exchange Notes could trade at a discount from their principal amount. The Company does not intend to list the Exchange Notes on any securities exchange nor does the Company intend to apply for quotation of the Exchange Notes through the NASDAQ System. The Initial Purchasers (as defined herein) have indicated to the Company that they intend to make a market in the Notes, but are not obligated to do so and such market-making activities may be discontinued at any time. As a result, no assurance can be given that an active trading market for the Exchange Notes will develop.

    The Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of Global Exchange Notes (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depository" or "DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Exchange Notes representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by the DTC and its participants. Notwithstanding the foregoing, 144A Notes held in certificated form will be exchanged solely for Certificated Exchange Notes (as defined herein). After the initial issuance of the Global Exchange Notes, Certificated Exchange Notes will be issued in exchange for the Global Exchange Notes only on the terms set forth in the Indenture. See "Description of the Exchange Notes--Book-Entry, Delivery and Form."

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement" or "Exchange Offer Registration Statement") under the Securities Act with respect to the Exchange Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the web site maintained by the Commission (http://www.sec.gov) and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Exchange Offer, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of any material so filed can be obtained from the Public Reference Section of the Commission, upon payment of certain fees prescribed by the Commission. In addition, pursuant to the Indenture covering the Notes, the Company has agreed to file with the Commission, and provide to the Holders, the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. Such requirements may be satisfied through the filing and provision of such documents and reports which would otherwise be required pursuant to Section 13 of the Exchange Act in respect of the Company.

    UNTIL           , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                           FORWARD-LOOKING STATEMENTS

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 16 OF THIS PROSPECTUS, AND HOLDERS OF 144A NOTES ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.

                            ------------------------

    Tri-Carb-Registered Trademark-, InstantImager-Registered Trademark- and MultiPROBE-Registered Trademark- are registered trademarks of the Company and HTRF-TM-, Discovery-TM- and TopCount-TM- are trademarks of the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO THE "COMPANY" INCLUDE PACKARD BIOSCIENCE COMPANY AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, INDUSTRY DATA CONTAINED HEREIN IS DERIVED FROM PUBLICLY AVAILABLE INDUSTRY TRADE JOURNALS, REPORTS AND OTHER PUBLICLY AVAILABLE SOURCES, WHICH THE COMPANY HAS NOT INDEPENDENTLY VERIFIED BUT WHICH THE COMPANY BELIEVES TO BE RELIABLE, AND WHERE SUCH SOURCES WERE NOT AVAILABLE, FROM COMPANY ESTIMATES, WHICH THE COMPANY BELIEVES TO BE REASONABLE, BUT WHICH CANNOT BE INDEPENDENTLY VERIFIED. SEE "GLOSSARY OF TERMS" IN APPENDIX A FOR DEFINITIONS OF CERTAIN TERMS AND ACRONYMS.

                                  THE COMPANY

    The Company is a leading developer, manufacturer and marketer of analytical instruments and related products and services for use in the drug discovery and molecular biology segments of the life sciences industry and in the nuclear instrumentation industry. Through its wholly-owned subsidiary, the Packard Instrument Company, Inc. ("Packard Instrument"), the Company supplies bioanalytical instruments, and related biochemical supplies and services, to the drug discovery and molecular biology markets, and through the Canberra Nuclear Products Group ("Canberra Nuclear"), the Company manufactures analytical instruments and systems used to detect, identify and quantify radioactive materials for the nuclear industry and related markets. The Company believes that it is the worldwide market leader in most of its primary product markets, with well-recognized brand names and a reputation for high-quality, reliable instruments. For the year ended December 31, 1996, the Company had revenues and EBITDA (as defined herein) of $184.0 million and $37.0 million, respectively.

    Packard Instrument is a worldwide leader in the manufacturing and marketing of bioanalytical instruments for use in the drug discovery and molecular biology segments of the life sciences industry. Packard Instrument's instruments and biochemicals are used principally in laboratory research related to immunology, genetics, virology, biochemistry, toxicology and metabolism studies, primarily as part of the drug discovery research process. Over the past five years, pharmaceutical and biotechnology companies have attempted to advance the drug discovery process through accelerated drug screening and have invested considerable resources in this process, resulting in increased demand for Packard Instrument's products. Packard Instrument's primary products include bioanalytical spectrometers, microplate readers, imaging systems, robotic liquid handling systems and biochemicals and related supplies. Packard Instrument's strong, long-term relationships with its customers have been a key component of its development of new products which respond to these industry trends. In addition, the Company believes that the quality and reliability of its products have generated a large installed base of instruments which allows Packard Instrument to generate a recurring stream of revenue from service and from sales of biochemicals and other consumables. Packard Instrument distributes and services its instruments through an extensive international sales and service organization to many of the leading pharmaceutical, biotechnology and agrochemical companies as well as to prominent academic, federal and hospital laboratories.

    Canberra Nuclear is the worldwide market leader in the manufacture and marketing of precision instruments which use advanced analytical techniques to quantify and identify radioisotopes. Canberra Nuclear offers its customers a full array of nuclear instruments and related services including: (i) a broad product line of basic hardware and software for detection, signal processing, data acquisition and display, and basic analysis of all types of radiation; (ii) "applied systems," which are integrated systems of software and hardware that address a specific application and serve as turn-key operations; and (iii) product and applications training and customer service and support. This comprehensive product and service offering has enabled Canberra Nuclear to amass what it believes to be the largest base of installed equipment in the nuclear instrument industry, which generates a recurring stream of service revenues. Canberra Nuclear's customers include government institutions, utilities, research laboratories, commercial analytical laboratories and international, national and local regulatory agencies. In support of its worldwide customer base,

Canberra Nuclear has developed an extensive sales and service organization, with locations near most major nuclear sites in the world.

COMPANY STRENGTHS

    LEADING MARKET POSITION. The Company believes that it has the leading market position in each of its two principal businesses. The Company believes that Packard Instrument has an approximate 25% market share of the worldwide market segments in the life sciences industry in which it currently competes and that Canberra Nuclear holds a more than 50% market share of the worldwide commercial nuclear instrument market. In addition, the Company estimates that Canberra Nuclear has an approximate 60% market share in the market for turn-key systems that meet customer's specific application requirements, a market segment that the Company believes will grow faster than the market for individual instruments. The Company's well-recognized name and reputation for quality and reliability have allowed it to gain leading market positions across most of its primary product lines.

    LONG-TERM CUSTOMER RELATIONSHIPS. The Company has long-term relationships with its customers in both the life sciences and nuclear instrumentation industries. Packard Instrument's relationships with its customers, which include most of the major pharmaceutical companies worldwide, have resulted in collaborative research and development efforts with its customers that have been key to Packard Instrument's new product development strategy and that have helped Packard Instrument to maintain its leading market position. Canberra Nuclear similarly enjoys strong relationships with major nuclear instrumentation industry participants, including commercial enterprises and government entities such as the United States Department of Energy ("DOE").

    RECURRING REVENUES FROM INSTALLED BASE. The Company generates recurring revenue from service and the sale of consumables due to its large installed base of equipment. The Company believes that it has the largest installed equipment base in the nuclear instrument industry and one of the largest installed bases in the market segments of the life science industry in which it competes. The Company estimates that Packard Instrument's installed base in the life sciences industry consists of over 14,000 bioanalytical instruments. The Company estimates that Canberra Nuclear's installed base in the nuclear instrument industry includes more than 150 waste characterization systems, more than 300 whole body counting systems, hundreds of safeguards systems and thousands of radiochemistry systems. Both Packard Instrument and Canberra Nuclear offer their customers service and support for the instruments they sell. In addition, Packard Instrument offers its customers consumables for its instruments. Consumable sales and service provide the Company with stable, recurring revenue for years after an instrument has been sold. Approximately 33% of the Company's revenues for fiscal 1996 was generated by service of its equipment and the sale of consumables. For those instruments covered by service contracts, service contract revenues per instrument per year average 8% to 13% of the equipment's original selling price. Canberra Nuclear's applied systems generally require more aftermarket service than Canberra Nuclear's other instruments, and as this market segment grows, the Company believes that revenue from the provision of related services may also increase. The Company believes that its installed base represents a competitive advantage because many customers tend to remain with an existing supplier who can provide accurate and reliable products and related services.

    EXTENSIVE WORLDWIDE SALES AND SERVICE ORGANIZATION. The Company has developed an extensive worldwide sales, service and distribution network. The Company primarily provides service and support for its instruments on a fixed fee, one-year contract basis, which includes field service, customer support, applications assistance and extensive training. The Company's worldwide service organization includes approximately 160 personnel at Packard Instrument and approximately 90 personnel at Canberra Nuclear who are, in each case, factory-trained and educated. Packard Instrument has sales and service operations in 13 countries, and approximately 43 independent distributors with over 68 offices in more than 51 countries. Canberra Nuclear has locations near most major nuclear sites in the world, with sales and service operations in nine countries, and approximately 50 independent distributors with over 70 offices in more than 60 countries. In addition to the recurring stream of revenue from the Company's service and support organization, the close contact and relationship between its service and support personnel and its customers also provide the Company with access to new product and application ideas as well as sales opportunities.

    EXPERIENCED MANAGEMENT. The Company's management has substantial experience in the life sciences industry and in the nuclear instrumentation industry. The Company's top 14 managers average 21 years of experience with the Company. The Company's Chief Executive Officer has held such position since 1965. Revenues in 1965 were $119,000 and have grown to $184.0 million for the year ended December 31, 1996. Upon consummation of the Recapitalization, the Company's management beneficially owned approximately 20% of the Common Stock of the Company on a fully diluted basis (excluding New Options (as defined herein) to be granted subsequent to the Recapitalization Closing (as defined herein) pursuant to a management stock incentive plan). See "Management--Management Stock Incentive Plan."

BUSINESS STRATEGY

    LEVERAGE BRAND RECOGNITION AND HIGH QUALITY. Through its applications expertise and long history in its businesses, the Company has established and will seek to maintain its recognized brand name and reputation for high quality, reliable products and services. This reputation and recognized brand name, along with the Company's extensive sales and service organization, should assist in its efforts to further penetrate the markets for its existing products and improve its market position in the industry segments in which it operates. The Company monitors such quality statistics as "perfect" installations of its equipment and, in the case of Packard Instrument, mean time between failures of its products. The Company's goal is to be the supplier of choice for all end users of its analytical instruments and systems. The Company will also seek to use its established brand name and reputation for quality to compete on factors other than price in order to maintain its margins.

    GENERATE GROWTH THROUGH NEW PRODUCT DEVELOPMENT. The Company intends to continue to emphasize new product development in order to provide technologically advanced products to its customers for existing and new applications and reinforce its market leadership. In particular, the Company intends to continue to target a number of its new products toward the evolving drug discovery market. Packard Instrument has an aggressive new product introduction strategy that leverages its extensive distribution system and recognized brand name. With its 90 research and development professionals and its global service capabilities, Packard Instrument seeks to refine and market technological advances that it obtains through internal development, acquisitions or external collaborations with other companies or individuals. Packard Instrument has capitalized on its strong customer relationships and established reputation to learn about new applications desired by the marketplace, enabling it to anticipate and respond to its customers' needs. The Company believes that the introduction of its new products and product enhancements and extensions should assist in its efforts to further penetrate its markets.

    Canberra Nuclear has implemented a strategy of developing turn-key systems which meet a specific application requirement, require less technical training to operate, and offer greater economic benefit than traditional stand-alone components. This "systems" strategy is well suited to Canberra Nuclear's strengths of applications know-how, worldwide service, software and hardware expertise, and advanced training capabilities. In addition to selling its measurement equipment, Canberra Nuclear has started offering transaction-based database and spectroscopy services requested by its customers. Canberra Nuclear's strategy is to develop its capabilities as a components manufacturer, systems integrator, and applications expert in order to maintain and improve its margins for both its products and services.

    IMPLEMENT ADDITIONAL MANUFACTURING COST REDUCTIONS. The Company believes that Packard Instrument is a low cost producer and that it can maintain this position with continued emphasis on production cycle time, reduction in the number of suppliers and increased use of outsourced standard components and sub-assemblies. Canberra Nuclear has lowered its costs of manufacturing and service significantly in the last several years through increased emphasis on efficiency, primarily as a result of personnel and facilities reductions, standardization of systems and increased automation of design. The Company believes that Canberra Nuclear will strive to lower its manufacturing costs in the future.

    EMPHASIZE RECURRING REVENUES FROM SERVICES AND CONSUMABLES. The Company intends to continue placing emphasis on expanding its service organization and adding new biochemical and supply products to its existing product line in order to increase its revenue from services and consumables. The Company is expanding the type of value-added services it provides by increasing the applications knowledge of its service staff which, as a result, should be able to provide more consultative assistance to customers. Packard Instrument is positioning itself to address the emerging demand for non-radioisotopic biochemicals and supplies. The Company believes that new non-radioisotopic assays will address new areas of the biochemicals and supplies market. The Company is also expanding its product line to include a broader array of microplates and vials that complement its existing product lines and new instruments. Canberra Nuclear is emphasizing recurring service revenues by expanding its database service activities serving the U.S. nuclear utility industry and positioning itself to compete in transaction-based database and spectroscopy services for customers in the nuclear power and DOE markets.

                              THE RECAPITALIZATION

    The Company entered into a Recapitalization and Stock Purchase Agreement (the "Recapitalization Agreement"), dated as of November 26, 1996, by and among the Company, CII Acquisition LLC (the "Acquisition Entity") and each of the management stockholders party thereto (the "Management Stockholders"), to effect a recapitalization of the Company and related transactions (the "Recapitalization"). Pursuant to the Recapitalization Agreement, the Company completed a tender offer (the "Tender Offer") in which it repurchased for an aggregate price of approximately $208.6 million all of the shares of common stock of the Company ("Common Stock") other than certain shares retained by the Management Stockholders and certain other stockholders (the "Continuing Stockholders"). In addition, (i) the Acquisition Entity assigned its right to acquire shares of Common Stock under the Recapitalization Agreement to Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), which is the sole member of the Acquisition Entity, and two institutional investors, (ii) the Fund, the two institutional investors and a member of the Board of Directors of the Company acquired shares of Common Stock from the Company and certain shares of Common Stock beneficially owned by the Management Stockholders for an aggregate purchase price of approximately $71.5 million and (iii) the Management Stockholders and the Continuing Stockholders retained certain shares of Common Stock and options to purchase shares of Common Stock ("Existing Options") with an implied value of approximately $31.9 million. Upon consummation of the Recapitalization, the Fund, the two institutional investors and a member of the Board of Directors owned approximately 69% of the Common Stock and the Management Stockholders and Continuing Stockholders beneficially owned approximately 31% of the Common Stock, each on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing). Pursuant to the Recapitalization, Existing Options were cancelled in exchange for a payment of approximately $3.3 million in the aggregate. See "Management--Management Investment" and "Ownership of Capital Stock." The closing of the Recapitalization (the "Recapitalization Closing") occurred simultaneously with the closing of the Tender Offer and the offering of the 144A Notes (the "144A Note Offering"). The balance of the funds needed to consummate the Recapitalization came from borrowings under a credit agreement (the "New Credit Agreement") and from cash on hand. The foregoing equity and debt transactions are herein referred to as part of the Recapitalization. See "The Recapitalization" and "Description of the New Credit Agreement."

    The following table sets forth the sources and uses of funds related to the Recapitalization:

                                                                                     AMOUNT
                                                                                  -------------
                                                                                  (IN MILLIONS)
SOURCES OF FUNDS:
  Cash on hand..................................................................    $    21.2
  New Credit Agreement (1)......................................................         40.0
  144A Notes....................................................................        150.0
  Equity from the Fund (2)......................................................         71.5
  Exercise of stock options (3).................................................          8.3
                                                                                       ------
    Total.......................................................................    $   291.0
                                                                                       ------
                                                                                       ------
USES OF FUNDS:
  Purchases of Common Stock from existing stockholders by:
    The Company (4).............................................................    $   211.9
    The Fund (2)................................................................         54.0
  Repayment of existing indebtedness (5)........................................          4.6
  Transaction fees and expenses (6).............................................         20.5
                                                                                       ------
    Total.......................................................................    $   291.0
                                                                                       ------
                                                                                       ------

------------------------

(1) The New Credit Agreement consists of a $40 million six-year term loan and includes a $75 million five-year Revolving Credit Facility (as defined herein), which was undrawn as of the Recapitalization Closing. See "Description of the New Credit Agreement."

(2) Excludes approximately $31.9 million implied value of equity retained by the Management Stockholders and the Continuing Stockholders. Includes equity from the Fund, the two institutional investors and an outside director, and consists of approximately $17.5 million for purchase of shares of Common Stock from the Company and approximately $54.0 million for the purchase of shares of Common Stock beneficially owned by Management Stockholders.

(3) Represents proceeds received from the exercise of Existing Options by Management Stockholders.

(4) Consists of approximately $208.6 million for repurchase of Common Stock and approximately $3.3 million for redemption of Existing Options. See "The Recapitalization."

(5) Primarily represents overdrafts at certain foreign subsidiaries, certain treasury stock notes and certain building loans outstanding at December 31, 1996 which had interest rates that range from 3.5% to 7.9% and which had maturities, in the case of the overdrafts, of less than one year, in the case of the treasury stock notes, ranging from five to eight years and, in the case of the building loans, of up to 16 years.

(6) Includes fees related to financing for the Recapitalization; legal, financial advisory and other fees of the Company; and legal, accounting and other fees of the Acquisition Entity. Also includes $1.2 million for payment of bonuses to management and $2.4 million for the payment of a lump sum amount to satisfy the Company's obligations under certain executive officers' Supplemental Executive Retirement Plans.

                             THE 144A NOTE OFFERING

The 144A Notes...............  The 144A Notes were sold by the Company in the 144A Note
                               Offering on March 4, 1997, and were subsequently resold to
                               Qualified Institutional Buyers (as defined herein) pursuant to Rule 144A under the Securities Act and to institutional investors that are Accredited Investors (as defined herein)
                               in a manner exempt from registration under the Securities
                               Act.

Registration Rights
  Agreement..................  In connection with the 144A Note Offering, the Company entered into the Registration Rights Agreement, which grants
                               Holders of the 144A Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such
                               exchange and registration rights, which generally terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

Securities Offered...........  $150,000,000 aggregate principal amount of 9 3/8% Senior
                               Subordinated Notes due 2007, Series B.

The Exchange Offer...........  $1,000 principal amount of the Exchange Notes in exchange for each $1,000 principal amount of 144A Notes. As of the
                               date hereof, $150,000,000 aggregate principal amount of 144A
                               Notes are outstanding. The Company will issue the Exchange
                               Notes to Holders on or promptly after the Expiration Date.
                               The terms of the Exchange Notes are substantially identical in all material respects (including principal amount,
                               interest rate and maturity) to the terms of the 144A Notes for which they may be exchanged pursuant to the Exchange
                               Offer, except that the Exchange Notes are freely
                               transferrable by holders thereof (other than as provided
                               herein), and are not subject to any covenant regarding
                               registration under the Securities Act. See "The Exchange
                               Offer." Other than compliance with applicable federal and
                               state securities laws, including the requirement that the
                               Registration Statement be declared effective by the
                               Commission, there are no material federal or state
                               regulatory requirements to be complied with in connection
                               with the Exchange Offer.

Interest Payments............  The Exchange Notes will bear interest from March 4, 1997, the date of issuance of the 144A Notes, or the most recent interest payment date to which interest on such 144A Notes has been paid, whichever is later. Accordingly, Holders of
                               144A Notes that are accepted for exchange will not receive interest on such 144A Notes that is accrued but unpaid at
                               the time of tender, but such interest will be payable on the first interest payment date after the Expiration Date.

Minimum Condition............  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of 144A Notes being tendered for exchange.

Expiration Date..............  5:00 p.m., New York City time, on             , 1997 unless
                               the Exchange Offer is extended, in which case the term
                               "Expiration Date"

                               means the latest date and time to which the Exchange Offer is extended.

Exchange Date................  The date of acceptance for exchange of the 144A Notes will be the first business day following the Expiration Date.

Withdrawal Rights............  Tenders may be withdrawn at any time prior to 5:00 p.m., New
                               York City time, on the Expiration Date. See "The Exchange
                               Offer-- Withdrawal of Tenders."

Acceptance of 144A Notes and
  Delivery of Exchange
  Notes......................  The Company will accept for exchange any and all 144A Notes which are properly tendered in the Exchange Offer prior to
                               5:00 p.m., New York City time, on the Expiration Date. The
                               Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The
                               Exchange Offer--Terms of the Exchange Offer."

Conditions to the Exchange
  Offer......................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The
                               Exchange Offer-- Conditions."

Procedures for Tendering 144A
  Notes......................  To tender in the Exchange Offer, a Holder must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, have the signatures therein guaranteed if required by instruction 4 of the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal, or
                               such facsimile, together with the 144A Notes and any other required documentation to the Exchange Agent (as defined
                               herein) at the address set forth herein prior to 5:00 p.m.,
                               New York City time, on the Expiration Date. See "The
                               Exchange Offer-- Procedures for Tendering" and "Plan of
                               Distribution." By executing the Letter of Transmittal, each
                               Holder will represent to the Company that, among other
                               things, the Holder or the person receiving such Exchange
                               Notes, whether or not such person is the Holder, is
                               acquiring the Exchange Notes in the ordinary course of
                               business and that neither the Holder nor any such other
                               person intends to participate or has any arrangement or
                               understanding with any person to participate in the
                               distribution of such Exchange Notes. In lieu of physical
                               delivery of the certificates representing 144A Notes,
                               tendering Holders may transfer 144A Notes pursuant to the
                               procedure for book-entry transfer as set forth under "The
                               Exchange Offer--Procedures for Tendering."

Special Procedures for
  Beneficial Owners..........  Any beneficial owner whose 144A Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such
                               beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the 144A Notes, either make appropriate

                               arrangements to register ownership of the 144A Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                               Offer--Procedures for Tendering."

Guaranteed Delivery
  Procedures.................  Holders of 144A Notes who wish to tender their 144A Notes and whose 144A Notes are not immediately available or who
                               cannot deliver their 144A Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the requirements for book-entry transfer) prior to the Expiration Date must
                               tender their 144A Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer-- Guaranteed
                               Delivery Procedures."

Federal Income Tax
  Consequences...............  The issuance of the Exchange Notes to Holders pursuant to the terms set forth in this Prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss would be recognized by Holders upon receipt of the Exchange Notes. See "Certain Federal Income Tax
                               Consequences of the Exchange Offer."

Use of Proceeds..............  There will be no proceeds to the Company from the exchange of 144A Notes pursuant to the Exchange Offer.

Exchange Agent...............  The Bank of New York is serving as exchange agent (the
                               "Exchange Agent") in connection with the Exchange Offer. See
                               "The Exchange Offer--Exchange Agent."

                       SUMMARY OF TERMS OF EXCHANGE NOTES

    The form and terms of the Exchange Notes are the same as the form and terms of the 144A Notes (which they replace) except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) the holders of Exchange Notes generally will not be entitled to further registration rights under the Registration Rights Agreement, which rights generally will be satisfied when the Exchange Offer is consummated. The Exchange Notes will evidence the same debt as the 144A Notes and will be entitled to the benefits of the Indenture. See "Description of the Exchange Notes."

Securities Offered...........  $150,000,000 aggregate principal amount of 9 3/8% Senior
                               Subordinated Notes due 2007, Series B.

Maturity Date................  March 1, 2007.

Interest Payment Dates.......  March 1 and September 1 of each year, commencing September
                               1, 1997.

Optional Redemption..........  The Exchange Notes will be redeemable at the option of the
                               Company, in whole or in part, in cash, at any time on or
                               after March 1, 2002, at the redemption prices set forth
                               herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to March
                               1, 2000, the Company may redeem up to 30% of the originally issued Notes, at a price of 109 3/8% of the principal amount thereof, together with accrued and unpaid interest to the
                               redemption date, with the net proceeds of one or more Public
                               Equity Offerings; PROVIDED that not less than $105 million in principal amount of Notes is outstanding immediately
                               after giving effect to such redemption. See "Description of the Exchange Notes--Optional Redemption."

Change of Control............  Upon the occurrence of a Change of Control, each holder of
                               Exchange Notes will, subject to the limitations described
                               herein, have the right to require the Company to purchase
                               all or a portion of such holder's Exchange Notes at a
                               purchase price equal to 101% of the principal amount
                               thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. See "Description of the Exchange
                               Notes--Purchase of Notes Upon a Change of Control."

Ranking......................  The Exchange Notes will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the New Credit
                               Agreement. The Exchange Notes will rank PARI PASSU with all senior subordinated indebtedness, if any, of the Company,
                               and will rank senior to all other subordinated indebtedness, if any, of the Company. In addition, the business operations of the Company are conducted in part through its
                               subsidiaries and the Exchange Notes will also be effectively subordinated to all existing and future liabilities of the
                               Company's subsidiaries. As of December 31, 1996, on a PRO
                               FORMA basis after giving effect to the Recapitalization, the
                               Company would have had approximately $40.0 million of Senior
                               Indebtedness outstanding and the Company's subsidiaries
                               would have had approximately $1.7 million of Indebtedness
                               outstanding (excluding the guarantees of the Company's
                               subsidiaries under the New Credit Agreement).

Certain Covenants............  The Indenture pursuant to which the 144A Notes were issued and pursuant to which the Exchange Notes will be issued
                               contains certain covenants, including, among others,
                               covenants with respect to the following matters: (i)
                               limitation on indebtedness; (ii) limitation on restricted
                               payments; (iii) limitation on certain transactions with
                               affiliates; (iv) limitation on disposition of proceeds of
                               asset sales; (v) limitation on liens; (vi) limitation on
                               other senior subordinated indebtedness; (vii) limitation of guarantees by subsidiaries; (viii) limitation on dividends and other payment restrictions affecting subsidiaries; (ix)
                               limitation on the issuance of preferred stock of
                               subsidiaries; and (x) restrictions on mergers,
                               consolidations or the sale of all or substantially all of
                               the assets of the Company. See "Description of the Exchange
                               Notes--Certain Covenants."

Exchange Offer; Registration
  Rights.....................  In the event that any changes in the law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if a Holder of the 144A Notes is not permitted to participate in the
                               Exchange Offer or does not receive freely tradeable Exchange
                               Notes pursuant to the Exchange Offer or if any of the
                               Initial Purchasers so request, the Registration Rights
                               Agreement provides that the Company will use its best
                               efforts

                               to cause to become effective within 135 days of the Issue
                               Date (as defined herein) (or within 30 days of the request of any Initial Purchaser) a shelf registration statement
                               (the "Shelf Registration Statement") with respect to the
                               resale of the 144A Notes and to keep such Shelf Registration
                               Statement effective until two years after the Issue Date or such shorter period ending when all the 144A Notes eligible for sale thereunder have been sold thereunder. The interest rate on the 144A Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See
                               "Exchange Offer; Registration Rights."

Absence of a Public Market
  for the Notes..............  The Exchange Notes will be new securities for which there is currently no established trading market. Although the
                               Initial Purchasers have informed the Company that they
                               currently intend to make a market in the Exchange Notes,
                               they are not obligated to do so, and any such market-making may be discontinued at any time without notice, at their
                               sole discretion. Accordingly, there can be no assurance as to the development or the liquidity of any market for the
                               Exchange Notes. The Company does not intend to apply for
                               listing of the Exchange Notes on any securities exchange or for quotation through the NASDAQ National Market or any
                               other quotation system.

                                  RISK FACTORS

    See "Risk Factors" beginning on page 16 for a discussion of certain factors which should be considered by participants in the Exchange Offer.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary historical and pro forma consolidated financial data with respect to the Company for the periods ended and as of the dates indicated. The summary historical consolidated financial data for the years ended December 31, 1996, 1995 and 1994 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The summary historical consolidated financial data for the years ended December 31, 1993 and 1992 are derived from audited consolidated financial statements of the Company that are not included in this Prospectus. The unaudited summary pro forma consolidated balance sheet data give effect to the Recapitalization as if it had occurred as of December 31, 1996. The unaudited summary pro forma consolidated financial data do not purport to represent what the Company's financial condition would actually have been had the Recapitalization in fact occurred as of such date or to project the Company's financial condition for any future period or as of any future date. This information should be read in conjunction with the consolidated financial statements and pro forma financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                                                                           FISCAL YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                 1992        1993        1994        1995        1996
                                                              ----------  ----------  ----------  ----------  ----------

                                                                                (DOLLARS IN THOUSANDS)
OPERATING STATEMENT DATA:
Packard Instrument revenues.................................  $   95,454  $   92,371  $  101,335  $  107,156  $  122,676
Canberra Nuclear revenues...................................      66,084      64,364      64,049      61,958      61,342
                                                              ----------  ----------  ----------  ----------  ----------
Total revenues..............................................     161,538     156,735     165,384     169,114     184,018
Cost of sales and service expense...........................      85,458      81,228      85,299      82,635      85,757
                                                              ----------  ----------  ----------  ----------  ----------
Gross profit................................................      76,080      75,507      80,085      86,479      98,261
Research and development expenses...........................      12,633      13,494      13,726      14,414      17,852
Selling, general and administrative expenses................      46,755      45,066      45,062      47,322      48,830
Other charges (1)...........................................      --          --           3,450      --             837
                                                              ----------  ----------  ----------  ----------  ----------
Income from operations......................................      16,692      16,947      17,847      24,743      30,742
Interest expense............................................         447         175         558         616         122
Other (income) expense, net.................................        (647)        630      (2,940)     (1,153)     (1,149)
Flood costs (savings) (2)...................................       6,000       1,897        (551)     --          --
                                                              ----------  ----------  ----------  ----------  ----------
Income before provision for income taxes and minority
  interest..................................................      10,892      14,245      20,780      25,280      31,769
Provision for income taxes..................................       3,722       2,488       8,470       9,875      11,187
Minority interest in income of subsidiary...................         342         909         768         800       1,346
                                                              ----------  ----------  ----------  ----------  ----------
Net income..................................................  $    6,828  $   10,848  $   11,542  $   14,605      19,236
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------
OTHER DATA:
Packard Instrument EBITDA (3)...............................       --(7)  $   14,162  $   18,075  $   19,947      27,284
Canberra Nuclear EBITDA (3).................................       --(7)       7,461       7,834       9,471       9,730
                                                              ----------  ----------  ----------  ----------  ----------
Total EBITDA (3)............................................  $   21,366      21,623      25,909      29,418      37,014
Depreciation and amortization...............................       4,674       4,676       4,612       4,675       5,135
Capital expenditures........................................       7,506       4,436       1,577       3,327       2,715
Ratio of earnings to fixed charges (4)......................         6.9x       11.2x       12.5x       13.9x       22.8x
EBITDA margin...............................................        13.2%       13.8%       15.7%       17.4%       20.1%
                                                                                           (CONTINUED ON FOLLOWING PAGE)

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
PRO FORMA FINANCIAL DATA (5):                                                      1996
                                                                              ---------------
                                                                                (DOLLARS IN
                                                                                THOUSANDS)
EBITDA (3)..................................................................     $  37,014
Cash interest expense (6)...................................................        18,117
Depreciation and amortization...............................................         5,135
Capital expenditures........................................................         2,715
Ratio of EBITDA to cash interest expense (3)(6).............................         2.04x

                                                                                   AS OF DECEMBER 31, 1996
                                                                                  -------------------------
BALANCE SHEET DATA:                                                               HISTORICAL  PRO FORMA (5)
                                                                                  ----------  -------------
                                                                                   (DOLLARS IN THOUSANDS)
Working capital.................................................................  $   59,216   $    46,159
Total assets....................................................................     137,925       133,423
Total debt......................................................................       6,390       191,708
Stockholders' equity (deficiency)...............................................      80,593      (109,227)

------------------------

(1) Amount in 1994 relates to a restructuring charge incurred in connection with the Company's shutdown of its Itasca, Illinois facility and the relocation of most of those operations to Meriden, Connecticut. Most of these costs incurred related to employee terminations and a lease buy-out. Amount in 1996 relates to expenses incurred in connection with the Recapitalization.

(2) Fiscal 1992 amount relates to costs incurred with the Company's relocation to a new facility in Meriden, Connecticut and the write-off of $3,120 in unamortized leasehold improvements after the flooding of the old headquarters. In 1993, additional costs were incurred for temporary facilities and a provision was made for the termination of the remaining lease obligation of the old headquarters. During 1994, the recorded obligation to the previous landlord was settled for an amount less than that accrued as of December 31, 1993.

(3) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents, for any period, the sum of income from operations and depreciation and amortization exclusive of other charges, and certain other one-time charges of $0.3 million in 1996. EBITDA includes 100% of the EBITDA generated by Packard Japan KK ("Packard Japan"), the Company's 60% owned subsidiary. The amount of Packard Japan's operating income represented by the 40% interest not owned by the Company was $744, $1,612, $1,647, $1,668 and $2,649 for the years ended 1992, 1993, 1994, 1995 and 1996, respectively. The Company expects that Packard Japan will repurchase during 1997 and 1998 the outstanding 40% minority interest in its capital stock from the holder thereof (subject to Japanese laws and regulations) for aggregate consideration of approximately $7.5 million. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. Management believes that presentation of EBITDA is helpful to investors. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flows as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by industrial companies as a general measure of a company's operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(4) For the purposes of computing the ratio of earnings to fixed charges, earnings consists of income before provision for income taxes and minority interest, and fixed charges consists of interest expense which includes amortization of deferred financing costs and the portion of rental expense deemed representative of the interest factor.

(5) Presented on a PRO FORMA basis as though the Recapitalization had occurred at the beginning of the periods presented or as of the date presented. The Recapitalization will be recorded as a recapitalization for financial reporting purposes, and, accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the Recapitalization.

(6) Reflects the interest expense from the debt incurred necessary to effect the Recapitalization. Cash interest expense excludes the amortization of the deferred financing costs from the Recapitalization, which would have been $1,545 for the year ended December 31, 1996.

(7) Data not available.

                                  RISK FACTORS

    HOLDERS OF 144A NOTES SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE DECIDING TO TENDER 144A NOTES IN THE EXCHANGE OFFER. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE 144A NOTES AS WELL AS THE EXCHANGE NOTES.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

    The Company incurred substantial indebtedness in connection with the Recapitalization and, following the 144A Note Offering, the Company is highly leveraged. As of December 31, 1996, after giving PRO FORMA effect to the Recapitalization on a recapitalization accounting basis, the Company would have had total indebtedness of $191.7 million and stockholders' equity (deficiency) of $(109.2) million. After giving PRO FORMA effect to the Recapitalization, the Company's ratio of earnings to fixed charges would have been 1.6x for the year ended December 31, 1996. See "Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Statements." The Company may incur additional indebtedness in the future, including Senior Indebtedness, subject to limitations imposed by the Indenture and the New Credit Agreement.

    The Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness (including the Notes) depends on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future working capital borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or make necessary capital expenditures or investments in research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The degree to which the Company is leveraged could have important consequences to holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service and will not be available to the Company for its operations; (ii) the Company's ability to obtain additional financing in the future for acquisitions, capital expenditures, working capital or general corporate purposes could be limited; (iii) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; (iv) the indebtedness outstanding under the New Credit Agreement is secured by the capital stock of certain of the subsidiaries of the Company and will mature prior to the maturity of the Notes; and (v) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage and make the Company more vulnerable to changing market conditions and regulations. See "Description of the Exchange Notes" and "Description of the New Credit Agreement."

RANKING OF THE EXCHANGE NOTES; ASSET ENCUMBRANCES; STRUCTURAL SUBORDINATION

    The Exchange Notes will be senior subordinated obligations of the Company and, as such, will be subordinated in right of payment to all existing and future Senior Indebtedness, including indebtedness under the New Credit Agreement. The Exchange Notes will rank PARI PASSU with all senior subordinated indebtedness, if any, of the Company and will rank senior to all other subordinated indebtedness, if any, of the Company. The Exchange Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. At December 31, 1996, on a PRO FORMA basis after giving effect to the Recapitalization, there would have been outstanding $40.0 million of Senior Indebtedness, all of which would have been secured borrowings under the New Credit Agreement, approximately $1.7 million of indebtedness of the Company's subsidiaries, and no PARI PASSU or subordinated indebtedness would have been outstanding. In addition, on such a PRO FORMA basis, at December 31, 1996, the Company would have had available an additional $75.0 million under the revolving loan tranche of the New Credit Agreement and, provided certain tests were met, would have been able to borrow additional Senior Indebtedness. By reason of such subordination, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Senior Indebtedness, the holders of such Senior Indebtedness and any other creditors who are holders of Senior Indebtedness and creditors of subsidiaries must be paid in full before the holders of the Exchange Notes may be paid. If the Company incurs additional PARI PASSU debt, the holders of such debt would be entitled to share ratably with the holders of the Exchange Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This will have the effect of reducing the amount of proceeds paid to holders of the Exchange Notes. In addition, no payments may be made with respect to the principal of or interest on the Exchange Notes if a payment default exists with respect to Designated Senior Indebtedness (as defined herein) and, under certain circumstances, no payments may be made with respect to the principal of or interest on the Exchange Notes for certain periods of time if a non-payment default exists with respect to Designated Senior Indebtedness. See "Description of the Exchange Notes."

    The Company conducts a portion of its business through subsidiaries. The Company will, in part, be dependent on the cash flow of such subsidiaries and distributions thereof from such subsidiaries to the Company in order to meet its debt service obligations. As a result of the structure of the Company, the holders of the Exchange Notes will be structurally subordinated to all creditors of the subsidiaries of the Company, including the guarantees by certain subsidiaries of the Company's obligations under the New Credit Agreement. The Company's rights, and the rights of its creditors, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subject to the claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary senior to that held by the Company. As of December 31, 1996, on a PRO FORMA basis after giving effect to the Recapitalization, there would have been approximately $1.7 million of indebtedness of the Company's subsidiaries outstanding (excluding the guarantees of the New Credit Agreement obligations by certain of the Company's subsidiaries).

    The Company's obligations under the New Credit Agreement are secured by security interests in substantially all of the current and future assets of the Company and its domestic subsidiaries (including a pledge of all of the issued and outstanding shares of the capital stock of Packard Instrument and 65% of the capital stock of certain of the Company's foreign subsidiaries). In the event of a default on secured indebtedness (whether as a result of the failure to comply with a payment or other covenant, a cross-default, or otherwise), the parties granted such security interests will have a prior secured claim on the assets of the Company. Moreover, if such parties should attempt to foreclose on their collateral, it is possible that there would be insufficient assets remaining after satisfaction in full of all such indebtedness to satisfy in full the claims of the holders of the Exchange Notes and the Company's financial condition and the value of the Exchange Notes could be materially adversely affected. See "Description of the New Credit Agreement."

RESTRICTIONS IMPOSED BY INDEBTEDNESS

    The New Credit Agreement and the Indenture contain covenants that, among other things and subject to certain exceptions, restrict the ability of the Company to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, enter into sale and leaseback transactions, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities. In addition, under the New Credit Agreement, the Company is required to satisfy specified financial covenants, including a minimum fixed charge coverage ratio, a consolidated interest coverage ratio and a maximum leverage ratio. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. The breach of any of these covenants could result in a default under the New Credit Agreement. In the event of any such default, depending on the actions taken by the lenders under the New Credit Agreement, the Company could be prohibited from making any payments on the Exchange Notes. In addition, such lenders could elect to declare all amounts borrowed under the New Credit Agreement, together with accrued interest, to be due and payable. A default under the New Credit Agreement or the instruments governing the Company's other indebtedness could constitute a cross-default under the Indenture and any instruments governing the Company's other indebtedness, and a default under the Indenture could constitute a cross-default under the New Credit Agreement and any instruments governing the Company's other indebtedness.

HIGHLY COMPETITIVE INDUSTRIES

    The life sciences instrumentation industry and the nuclear instrumentation industry are each highly competitive, and the Company encounters competition in each industry from several manufacturers in both domestic and foreign markets. Many of its competitors are significantly larger and have greater resources than those of the Company. Moreover, the Company encounters different competitors in each of its key product lines, and there can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's financial condition and results of operations.

    Packard Instrument competes principally on the basis of quality, product features, product performance, price and service. Competition within the markets which Packard Instrument serves is primarily driven by the need for innovative products that address the needs of its customers in each market in which it competes. There can be no assurance that Packard Instrument's competitors will not develop products or services that are more effective or less expensive than Packard Instrument's products or which could render certain of Packard Instrument's products less competitive. If Packard Instrument's competitors expand their product lines or intensify their efforts within existing product lines, competition may increase significantly. Delays in the launch by Packard Instrument of new products may result in decreased revenues from sales of instruments, together with related sales of biochemicals, other consumables and services, during the period of the delay, as well as during subsequent periods, due to the longer period needed to establish an installed base and any loss of market share due to its customers' purchases of competitors' products during the delay. See "--Technology and the Development of New Products."

    Canberra Nuclear competes principally on the basis of applications expertise, quality, product reliability, performance, price and service. The nuclear instrumentation market is a very mature and stable market in which Canberra Nuclear encounters, and expects to continue to encounter, competition. Although the industry remains fragmented, there has been a recent trend toward consolidation among the suppliers of instrumentation. There can be no assurance as to the future of the competitive environment in which Canberra Nuclear operates or whether Canberra Nuclear will remain competitive in such environment.

DEPENDENCE ON CAPITAL SPENDING POLICIES AND GOVERNMENT FUNDING

    Packard Instrument's customers include pharmaceutical, biotechnology and chemical companies and clinical diagnostic laboratories and companies. Canberra Nuclear's customers include electric utility companies, nuclear fuel cycle companies and environmental laboratories. The capital spending policies of these companies have a significant effect on the demand for Packard Instrument and Canberra Nuclear products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of equipment and the policies regarding capital expenditures during industry downturns or recessionary periods. Any decrease in capital spending by these companies could have a material adverse effect on the Company's business and results of operations.

    In addition, departments and agencies of the U.S. federal government, notably the DOE, as well as of other NATO states are important customers of Canberra Nuclear. The DOE in total represented approximately 6% of the Company's fiscal 1996 revenues and approximately 17% of Canberra Nuclear's fiscal 1996 revenues. Many of the Company's customers, including universities, government research laboratories, private foundations and other institutions, obtain funding for the purchase of the Company's products from grants by governments or government agencies. If government funding necessary to purchase the Company's products was to decrease, the Company's business and results of operations could be materially adversely affected.

LIMITED SOURCES OF SUPPLY FOR GERMANIUM CRYSTALS

    Canberra Nuclear purchases high purity germanium crystals as part of the manufacture of high resolution radiation detectors. Germanium detectors and products related thereto represent a significant portion of total Canberra Nuclear sales. The sources of supply of these crystals are limited to two manufacturers from whom Canberra Nuclear makes purchases. Canberra Nuclear has secured under contract what it believes to be a long term, dependable supply of these crystals from one of the two manufacturers. Features of that contract include: price increase limitations linked to the costs of crystal production; a four year notice period required for termination by either party; and the grant to Canberra Nuclear of a right of first refusal to acquire the germanium crystal vendor's production capability if the vendor proposes to sell or discontinue its crystal business. Notwithstanding the terms of this contract, there can be no assurance that the supply of germanium crystals will continue at the level and prices Canberra Nuclear currently enjoys.

RELIANCE ON PATENTS AND OTHER INTELLECTUAL PROPERTY; RISK OF TERMINATION OF
  LICENSE AGREEMENTS; RISK OF INTELLECTUAL PROPERTY LITIGATION

    The Company, particularly Packard Instrument, owns numerous United States and foreign patents, and has patent applications pending in the United States and abroad. The Company also owns numerous United States and foreign registered trademarks and trade names and has applications for the registration of trademarks and trade names pending in the United States and abroad. In addition, the Company possesses a wide array of unpatented proprietary technology and know-how and licenses certain intellectual property rights to and from third parties. See "Business--Intellectual Property."

    The Company's ability to compete effectively with other companies depends, to a significant extent, on its ability to maintain the proprietary nature of its owned and licensed intellectual property. There can be no assurance as to the degree of protection offered by the claims of the various patents, the likelihood that patents will be issued on pending patent applications or, with regard to the licensed intellectual property, that the licenses will not be terminated. Moreover, certain of the Company's licenses (such as the license from CIS bio international for HTRF-TM- (as defined herein) reagents used in the microplate reader product line) can be terminated by the licensor if the Company fails to meet certain specified performance targets. If the Company were unable to maintain the proprietary nature of its intellectual property with respect to its significant current or proposed products, the Company's business, particularly Packard Instrument, could be materially adversely affected. There can be no assurance that the Company will be able to obtain patent protection for products or processes discovered using the Company's technologies. Furthermore, there can be no assurance that any patents issued to the Company, or for which the Company has license rights, will not be challenged, invalidated, narrowed or circumvented, or that the rights granted thereunder will provide significant proprietary protection or competitive advantages to the Company. There can be no assurance that, if challenged, the Company's issued or licensed patents would be held valid by a court of competent jurisdiction. Legal standards relating to the breadth and scope of patent claims are uncertain. Accordingly, the valid scope of patent claims cannot be predicted. There can be no assurance that the claims of the patents owned or licensed by the Company will be interpreted by a court broadly enough to offer significant patent protection to the Company, or that the claims of a third party's patents will not be interpreted by a court broadly enough to cover some of the Company's products.

    Litigation, which could result in substantial costs to the Company, may be necessary to enforce patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on the Company's financial condition and results of operations. An adverse outcome in connection with an infringement or validity proceeding could subject the Company to significant liabilities and expenses (e.g., reasonable royalties, lost profits, attorneys' fees, trebling of damages for willfulness), require disputed rights to be licensed from third parties or require the Company to cease using the disputed intellectual property or cease the sale of a commercial product, any of which could have a material adverse effect on the Company's financial condition or results of operations. For a discussion of litigation relating to certain of the Company's patents and other intellectual property, see "Business--Legal Proceedings."

POTENTIAL DECLINE IN USE OF RADIOISOTOPIC PROCESSES AND INSTRUMENTS

    A majority of the testing in the life sciences industry today uses radioisotopic processes and instruments. Radioisotopic methods, such as the Company's traditional bioanalytical spectrometer product lines, allow a researcher to recognize the activity of a particular molecule or compound by labeling it with a radioactive molecule. The Company's traditional bioanalytical spectrometer product lines are radioisotopic instruments which have historically been a significant portion of the Company's revenue. Because of their radioactivity, isotopic labels are environmentally unfriendly and difficult and potentially dangerous to handle. Their by-products bring about waste disposal problems that are becoming increasingly more expensive. The Company believes that, as a result, the trend in the life sciences industry is toward the use of nonisotopic instrumentation. The Company believes that its recent focus on nonisotopic methodologies, including fluorescent and chemiluminescent instruments, has led to increased sales to the life sciences market. However, there can be no assurance that any decline in traditional radioisotopic methods will not have a material adverse impact on the Company's results of operations or financial condition.

TECHNOLOGY AND THE DEVELOPMENT OF NEW PRODUCTS

    The markets for the Company's products are characterized by technological change, evolving industry standards and frequent new product introductions and product enhancements. Many of the Company's products require significant planning, design, development and testing, at the technological, product and manufacturing process levels. In addition, the introduction of new products and technologies may render existing and/or future products uncompetitive. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future, will be technologically feasible or accepted by the marketplace, that any such development will be completed in any particular time frame, or that the Company's products or proprietary technologies will not become uncompetitive or obsolete.

FOREIGN OPERATIONS

    During fiscal 1996, 52% of the Company's revenues were generated by its foreign subsidiaries. International operations and exports to foreign markets are subject to a number of special risks, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties and quotas, foreign customs and tariffs and unexpected changes in regulatory environments), changes in foreign laws regarding trade and investment (including the protection of patents and other intellectual property), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. There can be no assurance that one or a combination of these factors will not have a material adverse impact on the Company's ability to increase or maintain its foreign sales or on its results of operations. Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the dollar could have a material adverse effect on the Company's financial condition and results of operations.

    The Company's ability to service its indebtedness will be dependent, in part, on its ability to utilize the cash flow generated by its foreign operations. In general, United States federal and international tax laws provide that income of international subsidiaries is subject to tax only in the local jurisdiction and is not subject to United States federal income tax unless, and only to the extent, such income is distributed as a dividend or deemed dividend to the United States parent company. The Company plans to cause its international subsidiaries to pay dividends to the Company. The Company may make loans to its foreign subsidiaries, and, in that event, payments by the Company's foreign subsidiaries to the Company on such intercompany loans may result in the repatriation of a substantial portion of the cash flow of such subsidiaries without the payment of taxes abroad. There can be no assurance, however, that the interest payments on such intercompany loans will not be recharacterized as dividends, which could have adverse tax consequences to the Company.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to federal, state, local, and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the possession, distribution, handling, generation, emission, release, discharge, export, import, treatment, storage and disposal and clean up of, certain materials, substances and wastes. To the best of the Company's knowledge, its operations are in material compliance with all applicable environmental laws and regulations as currently interpreted.

    Management cannot predict with any certainty whether future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to the Company, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the costs of producing the Company's products or providing its services, or otherwise adversely affect the demand for its products or services. See "Business--Environmental Matters." For a discussion of potential litigation relating to environmental matters, see "Business--Legal Proceedings."

DEPENDENCE ON KEY PERSONNEL

    The Company's business is managed by a small number of key executive officers. The loss of the services of certain of these executives could have a material adverse impact on the Company. The Company has entered into employment arrangements with certain key executive officers. In addition, the Management Stockholders beneficially own approximately 20% of the Common Stock of the Company on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing). See "The Recapitalization" and "Management." The Company maintains key man life insurance policies on certain of its senior officers.

CONTROL OF THE COMPANY

    The Fund owns approximately 69% of the voting equity of the Company on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing). The Fund's ownership includes shares of Common Stock purchased by two institutional investors (which represent approximately 2.4% of the voting equity of the Company on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing)), the votes of which, pursuant to the terms of the Stockholders Agreement, are controlled by the Fund. The directors of the Company consist of three Management Stockholders, four designees of the Fund and one independent director mutually agreed upon between the Fund and the Chief Executive Officer of the Company (with a second independent director to be named). The Fund has the right to nominate at any time and from time to time all directors of the Company (including the right to expand the Board of Directors of the Company (the "Board") and to fill vacancies created thereby) and has the right to remove such directors at any time and from time to time, and each of the Management Stockholders and Continuing Stockholders have agreed to vote in favor of such nomination or removal of directors. As a result, the Fund has the ability to elect all of the directors of the Company, appoint new management and approve any action requiring the approval of the Company's stockholders, including adopting amendments to the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets, in each case, subject to any contractual restrictions which may apply to the Company. There can be no assurance that the interests of the Fund will not conflict with the interests of the holders of the Exchange Notes. See "Management," "Ownership of Capital Stock" and "Certain Transactions."

FRAUDULENT CONVEYANCE

    The Company believes that the indebtedness represented by the Notes was incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information, the Company is, and, upon the consummation of the Recapitalization, the Company was, solvent, had sufficient capital for carrying on its business and was able to pay its debts as they mature. Notwithstanding this belief, however, under federal or state fraudulent transfer laws, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that the Company did not receive fair consideration (or reasonably equivalent value) for incurring the Notes or any debt being refinanced thereby and at the time of the incurrence of such indebtedness, the Company was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or that the Company intended to hinder, delay or defraud its creditors, then such court could, among other things, (a) void all or a portion of the Company's obligations to the holders of the Notes, the effect of which would be that the holders of the Notes may not be repaid in full, (b) recover all or a portion of the payments made to holders of the Notes, and/or (c) subordinate the Company's obligations to the holders of the Notes to other existing and future indebtedness of the Company to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of the company's debts is greater than all of the company's property at a fair valuation, or if the present fair saleable value of the company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature. There can be no assurance as to what standards a court would apply to determine whether the Company was solvent at the relevant time, or whether, whatever standard was applied, the Notes would not be voided on another of the grounds set forth above.

LACK OF PRIOR MARKET FOR THE EXCHANGE NOTES

    The Exchange Notes are being offered to the Holders of the 144A Notes. The 144A Notes were offered and sold in March 1997 to "Qualified Institutional Buyers" and "Accredited Investors" (as defined in Rule 144A and Rule 501(a) (1),
(2), (3) or (7) under the Securities Act, respectively) and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") Market.

    The Exchange Notes will constitute a new class of securities with no established trading market. Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by nonaffiliates of the Company without compliance with the registration requirements under the Securities Act, the Company does not intend to apply for a listing of the Exchange Notes on any securities exchange or to arrange for the Exchange Notes to be quoted on the NASDAQ National Market or other quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities. Although there is currently no market for the Exchange Notes, the Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so, and any market-making with respect to the Exchange Notes may be discontinued at any time without notice.

EXCHANGE OFFER PROCEDURES

    Issuance of the Exchange Notes for 144A Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such 144A Notes, a properly completed, duly executed Letter of Transmittal and all other required documents. Therefore, Holders desiring to tender their 144A Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of 144A Notes for exchange. Any 144A Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer, the registration rights under the Registration Rights Agreement generally will terminate. In addition, any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale. Each broker-dealer that receives Exchange Notes for its own account in exchange for 144A Notes, where such 144A Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "The Exchange Offer."

RESTRICTIONS ON TRANSFER

    The 144A Notes were offered and sold by the Company in a private offering exempt from registration pursuant to the Securities Act and have been resold pursuant to Rule 144A under the Securities Act and to a limited number of other institutional Accredited Investors. As a result, the 144A Notes may not be reoffered or resold by purchasers except pursuant to an effective registration statement under the Securities Act, or pursuant to an applicable exemption from such registration, and the 144A Notes are legended to restrict transfer as aforesaid. Each Holder (other than any Holder who is an affiliate or promoter of the Company) who duly exchanges 144A Notes for Exchange Notes in the Exchange Offer will receive Exchange Notes that are freely transferable under the Securities Act. Holders who participate in the Exchange Offer should be aware, however, that if they accept the Exchange Offer for the purpose of engaging in a distribution, the Exchange Notes may not be publicly reoffered or resold without complying with the registration and prospectus delivery requirements of the Securities Act. As a result, each Holder accepting the Exchange Offer will be deemed to have represented, by its acceptance of the Exchange Offer, that it acquired the Exchange Notes in the ordinary course of business and that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes. If existing Commission interpretations permitting free transferability of the Exchange Notes following the Exchange Offer are changed prior to consummation of the Exchange Offer, the Company will use its best efforts to register the 144A Notes for resale under the Securities Act. See "Prospectus Summary--The Exchange Offer" and "Exchange Offer; Registration Rights."

    The 144A Notes currently may be sold pursuant to the restrictions set forth in Rule 144A under the Securities Act or pursuant to another available exemption under the Securities Act without registration under the Securities Act. To the extent that 144A Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered and tendered but unaccepted 144A Notes could be adversely affected.

                               THE EXCHANGE OFFER

    THE FOLLOWING DISCUSSION SETS FORTH OR SUMMARIZES WHAT THE COMPANY BELIEVES ARE THE MATERIAL TERMS OF THE EXCHANGE OFFER, INCLUDING THOSE SET FORTH IN THE LETTERS OF TRANSMITTAL DISTRIBUTED WITH THIS PROSPECTUS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE DOCUMENTS UNDERLYING THE EXCHANGE OFFER, COPIES OF WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, AND ARE INCORPORATED BY REFERENCE HEREIN.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    In connection with the sale of 144A Notes pursuant to the Purchase Agreement, dated February 21, 1997 (the "Purchase Agreement"), between the Company and the Initial Purchasers, the Initial Purchasers became entitled to the benefits of the Registration Rights Agreement, dated as of March 4, 1997, between the Company and the Initial Purchasers (the "Registration Rights Agreement").

    Under the Registration Rights Agreement, the Company must use its best efforts to (a) file a registration statement in connection with a registered exchange offer within 45 days after March 4, 1997, the date the 144A Notes were issued (the "Issue Date"), (b) cause such registration statement to become effective under the Securities Act within 105 days of the Issue Date, (c) keep such registration statement effective until the closing of the Exchange Offer and (d) cause such registered exchange offer to be consummated within 135 days after the Issue Date. Within the applicable time periods, the Company will endeavor to register under the Securities Act all of the Exchange Notes pursuant to a registration statement under which the Company will offer each Holder of 144A Notes the opportunity to exchange any and all of the outstanding 144A Notes held by such Holder for Exchange Notes in an aggregate principal amount equal to the aggregate principal amount of 144A Notes tendered for exchange by such Holder. Subject to limited exceptions, the Exchange Offer being made hereby, if commenced and consummated within such applicable time periods, will satisfy those requirements under the Registration Rights Agreement. In such event, the 144A Notes would remain outstanding and would continue to accrue interest, but would not retain any rights under the Registration Rights Agreement. Holders of 144A Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name the 144A Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

    Because the Exchange Offer is for any and all 144A Notes, the number of 144A Notes tendered and exchanged in the Exchange Offer will reduce the principal amount of 144A Notes outstanding. Following the consummation of the Exchange Offer, Holders who did not tender their 144A Notes generally will not have any further registration rights under the Registration Rights Agreement, and such 144A Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such 144A Notes could be adversely affected. The 144A Notes are currently eligible for sale pursuant to Rule 144A through the PORTAL System. Because the Company anticipates that most Holders of 144A Notes will elect to exchange such 144A Notes for Exchange Notes due to the absence of restrictions on the resale of Exchange Notes under the Securities Act, the Company anticipates that the liquidity of the market for any 144A Notes remaining after the consummation of the Exchange Offer may be substantially limited. See "Exchange Offer; Registration Rights."

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all 144A Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding 144A Notes accepted in the Exchange Offer. Holders may tender some or all of their 144A Notes pursuant to the Exchange Offer.

    The form and terms of the Exchange Notes are the same as the form and terms of the 144A Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes generally will not be entitled to certain rights under the Registration Rights Agreement, which rights generally will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the 144A Notes and will be entitled to the benefits of the Indenture.

    Holders of 144A Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer.

    The Company shall be deemed to have accepted validly tendered 144A Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of 144A Notes for the purposes of receiving the Exchange Notes from the Company and delivering Exchange Notes to such Holders.

    If any tendered 144A Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted 144A Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

    Holders of 144A Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of 144A Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The Exchange Offer shall remain open for acceptance for a period of not less than 30 days after notice is mailed to Holders (the "Exchange Period"). The
Expiration Date will be 5:00 p.m., New York City time, on          , 1997,
unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date will be the latest business day to which the Exchange Offer is extended.

    In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record Holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

    The Company reserves the right (i) to delay accepting any 144A Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not accept 144A Notes not previously accepted if any of the conditions set forth under "--Conditions" shall have occurred and shall not have been waived by the Company, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the Holders of such amendment and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Without limiting the manner in which the Company may choose to make public announcement of any extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

    Interest on the Exchange Notes is payable semiannually on March 1 and September 1 of each year at the rate of 9 3/8% PER ANNUM. The Exchange Notes will bear interest from March 4, 1997, the date of issuance of the 144A Notes, or the most recent interest payment date to which interest on such 144A Notes has been paid, whichever is later. Accordingly, Holders of 144A Notes that are accepted for exchange will not receive interest that is accrued but unpaid on the 144A Notes at the time of tender, but such interest will be payable in respect of the Exchange Notes delivered in exchange for such 144A Notes on the first interest payment date after the Expiration Date.

PROCEDURES FOR TENDERING

    Only a Holder of 144A Notes may tender such 144A Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by instruction 4 of the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the 144A Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the 144A Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

    The tender by a Holder of 144A Notes and the acceptance thereof by the Company will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF 144A NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR 144A NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT SUCH TENDER FOR SUCH HOLDERS.

    Any beneficial holder whose 144A Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his 144A Notes, either make appropriate arrangements to register ownership of the 144A Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the 144A Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible

Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.

    If the Letter of Transmittal is signed by a person other than the registered holder of any 144A Notes listed therein, such 144A Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the 144A Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the 144A Notes with the signature thereon guaranteed by an Eligible Institution.

    If the Letter of Transmittal or any 144A Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the 144A Notes at the DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the DTC may make book-entry delivery of the 144A Notes by causing the DTC to transfer such 144A Notes into the Exchange Agent's account with respect to the 144A Notes in accordance with the DTC's procedures for such transfer. Although delivery of the 144A Notes may be effected through book-entry transfer into the Exchange Agent's account at the DTC, a Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the DTC does not constitute delivery to the Exchange Agent.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered 144A Notes and withdrawal of the tendered 144A Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all 144A Notes not properly tendered or any 144A Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular 144A Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including, the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of 144A Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of 144A Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of 144A Notes will not be deemed to have been made until such irregularities have been cured or waived. Any 144A Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such Holder by the Exchange Agent to the tendering Holders of 144A Notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their 144A Notes and (i) whose 144A Notes are not immediately available, or (ii) who cannot deliver their 144A Notes, the Letter of Transmittal or any other required documents to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date, may effect a tender if:

        a. the tender is made through an Eligible Institution;

        b. prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the 144A Notes, the certificate or registration number or numbers of such 144A Notes and the principal amount of 144A Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the 144A Notes to be tendered in proper form for transfer (or a confirmation of book-entry transfer of such 144A Notes into the Exchange Agent's account at the Depository) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        c. such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered 144A Notes in proper form for transfer (or a confirmation of book-entry transfer of such 144A Notes into the Exchange Agent's account at the Depository) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of 144A Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    To withdraw a tender of 144A Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the 144A Notes to be withdrawn (the "Depositor"),
(ii) identify the 144A Notes to be withdrawn (including the certificate or registration number(s) and principal amount of such 144A Notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at the DTC to be credited), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such 144A Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee (as defined herein) with respect to the 144A Notes register the transfer of such 144A Notes into the name of the Depositor withdrawing the tender, (iv) specify the name in which any such 144A Notes are to be registered, if different from that of the Depositor and (v) include a statement that such Holder is withdrawing his election to have such 144A Notes exchanged. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any 144A Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the 144A Notes so withdrawn are validly retendered. Any 144A Notes which have been tendered but which are not accepted for payment will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn 144A Notes may be retendered by following one of the procedures described under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or to exchange Exchange Notes for, any 144A Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such 144A Notes, if:

        (i) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

        (ii) any governmental approval has not been obtained, which approval the Company shall, in its reasonable judgment, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

    If the Company determines in its reasonable judgment that any of the conditions are not satisfied, the Company may (i) refuse to accept any 144A Notes and return all tendered 144A Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all 144A Notes tendered prior to the expiration of the Exchange Offer subject, however, to the rights of Holders to withdraw such 144A Notes (see "--Withdrawals of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered 144A Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                                                             BY REGISTERED OR CERTIFIED
BY HAND OR OVERNIGHT DELIVERY:   Facsimile Transmissions:               MAIL:
     The Bank of New York         (Eligible Institutions        The Bank of New York
      101 Barclay Street                  Only)                101 Barclay Street, 7E
Corporate Trust Services Window                               New York, New York 10286
         Ground Level                 (212) 571-3080       Attention:Reorganization
Attention:Reorganization         To Confirm by Telephone   Section,
Section,                         or for Information Call:           Arwen Gibbons
         Arwen Gibbons
                                      (212) 815-6333

FEES AND EXPENSES

    The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by officers and regular employees of the Company, and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

    The Company will pay all transfer taxes, if any, applicable to the exchange of 144A Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or 144A Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the 144A Notes tendered, or if tendered 144A Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of 144A Notes pursuant to the

Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the same carrying value as the 144A Notes, which is the aggregate principal amount of the 144A Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. The expense of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF THE EXCHANGE NOTES

    Under existing Commission interpretations, the Exchange Notes would, in general, be freely transferable after the Exchange Offer by any holder of such Exchange Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such Exchange Notes acquired pursuant to the Exchange Offer are obtained in the ordinary course of such holder's business, and such holder does not intend to participate, and has no arrangement or understanding to participate in the distribution of such Exchange Notes. Any holder who tenders into the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988) or MORGAN STANLEY & CO., INCORPORATED (available June 5, 1991) or similar interpretive letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for 144A Notes, where such 144A Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

    By tendering in the Exchange Offer, each Holder will represent to the Company, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of its business, (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of the Exchange Notes and
(iii) the holder and any such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the Exchange Notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such holder incurring liability under the Securities Act for which such holder is not indemnified by the Company. Further, by tendering in the Exchange Offer, each holder that may be deemed an "affiliate" (as defined in Rule 405 of the Securities Act), of the Company will represent to the Company that such holder understands and acknowledges that the Exchange Notes may not be offered for resale, resold, or otherwise transferred by that Holder without registration under the Securities Act or an exemption therefrom.

    As set forth above, affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the Commission with respect to resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

CONSEQUENCES OF FAILURE TO EXCHANGE

    As a result of the making of this Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Rights Agreement, and Holders of 144A Notes who do not tender their 144A Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any Holder that does not exchange such Holder's 144A Notes for Exchange Notes will continue to hold the untendered 144A Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

    The 144A Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such 144A Notes may be resold only (i) to the Company (upon redemption thereof or otherwise),
(ii) pursuant to an effective registration statement under the Securities Act,
(iii) so long as the 144A Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A, (iv) outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, (v) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (vi) to an Accredited Investor in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or other applicable jurisdiction. See "Risk Factors--Restrictions on Transfer."

OTHER

    Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to accept. Holders are urged to consult their financial and tax advisors in making their own decision on what action to take.

    The Company may in the future seek to acquire untendered 144A Notes, to the extent permitted by applicable law, in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any 144A Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered 144A Notes.

    In any state where the Exchange Offer does not fall under a statutory exemption to the blue sky rules, the Company has filed the appropriate registrations and notices, and has made the appropriate requests, to permit the Exchange Offer to be made in such state.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                             OF THE EXCHANGE OFFER

    The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Certain Holders of the 144A Notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Each Holder of a 144A Note should consult his, her or its own tax advisor as to the particular tax consequences of exchanging such Holder's 144A Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

    The issuance of the Exchange Notes to Holders of the 144A Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for United States federal income tax purposes. Consequently, no gain or loss would be recognized by Holders of the 144A Notes upon receipt of the Exchange Notes, and ownership of the Exchange Notes will be considered a continuation of ownership of the 144A Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as such Holder's basis in the 144A Notes exchanged therefor. A Holder's holding period for the Exchange Notes should include the Holder's holding period for the 144A Notes exchanged therefor. The issue price, original issue discount inclusion and other tax characteristics of the Exchange Notes should be identical to the issue price, original issue discount inclusion and other tax characteristics of the 144A Notes exchanged therefor.

    See also "Description of Certain Federal Income Tax Consequences of an Investment in the Exchange Notes."

                                  THE COMPANY

    The Company is a leading developer, manufacturer and marketer of analytical instruments and related products and services for use in the drug discovery and molecular biology segments of the life sciences industry and in the nuclear instrumentation industry. Through its wholly-owned subsidiary, Packard Instrument, the Company supplies bioanalytical instruments, and related biochemical supplies and services, to the drug discovery and molecular biology markets, and through Canberra Nuclear, the Company manufactures analytical instruments and systems used to detect, identify and quantify radioactive materials for the nuclear industry and related markets. The Company believes that it is the worldwide market leader in most of its primary product markets, with well-recognized brand names and a reputation for high-quality, reliable instruments. For the year ended December 31, 1996, the Company had revenues and EBITDA of $184.0 million and $37.0 million, respectively.

    The Company was founded in 1965 by Emery G. Olcott, its current President and Chief Executive Officer. The Company began as a manufacturer of nuclear instrument modules ("NIMs"), which are electronic devices used to detect and to measure radioactive materials and the energy they emit. Throughout the 1970s and into the early 1980s, the Company maintained a leadership position in the nuclear spectroscopy market and continued to grow. Expertise in measuring radiation exposure of humans (health physics) was increased through the acquisition of Radiation Management Corporation in early 1983. Major subsequent acquisitions included Nuclear Data, Inc. in 1989, which specialized in computer-based spectroscopy systems and health physics software, and Jomar Systems, Inc. in 1990, which specialized in neutron counting devices.

    In 1986, the Company purchased Packard Instrument from a subsidiary of United Technologies Corporation. Packard Instrument was founded in 1949 by Lyle
E. Packard. The original product manufactured by Packard Instrument was a geiger counter particularly suited to laboratory measurements of low energy radioactivity. In 1954, Packard Instrument introduced the first commercial liquid scintillation counter, called the Tri-Carb-Registered Trademark-Spectrometer. With a rapid succession of technological innovations, Packard Instrument established leadership in the emerging scintillation spectrometry industry. In 1967, Packard Instrument was acquired by the American Bosch Arma Corporation, which later became part of the Automotive Division of United Technologies Corporation. During the 1960s and 1970s, Packard Instrument increased its international presence, establishing several sales and service companies in Europe and Australia. In 1980, Packard Instrument developed a manufacturing presence for biochemicals and supplies in Groningen, The Netherlands. The Company's acquisition of Packard Instrument capitalized on its knowledge of nuclear physics, but at the same time diversified its product portfolio by addressing entirely new markets. In 1988, the Company acquired Radiomatic Instruments and Chemical Co., a manufacturer of flow scintillation analyzers, which complemented Packard Instrument's product line.

    The principal executive offices of the Company are located at 800 Research Parkway, Meriden, Connecticut 06450. Its telephone number is (203) 238-2351.

                              THE RECAPITALIZATION

    On March 4, 1997, the Recapitalization was effected pursuant to the terms of the Recapitalization Agreement. Pursuant to the Recapitalization Agreement, the Company completed the Tender Offer in which it repurchased for an aggregate price of approximately $208.6 million all of the shares of Common Stock other than certain shares retained by the Management Stockholders and the Continuing Stockholders. In addition, (i) the Acquisition Entity assigned its right to acquire shares of Common Stock under the Recapitalization Agreement to the Fund and two institutional investors, (ii) the Fund, the two institutional investors and a member of the Board of Directors of the Company acquired shares of Common Stock from the Company and certain shares of Common Stock beneficially owned by the Management Stockholders for an aggregate purchase price of approximately $71.5 million and (iii) the Management Stockholders and the Continuing Stockholders retained certain shares of Common Stock and Existing Options with an implied value of approximately $31.9 million. Upon consummation of the Recapitalization, the Fund, the two institutional investors and a member of the Board of Directors owned approximately 69% of the Common Stock and the Management Stockholders and Continuing Stockholders beneficially owned approximately 31% of the Common Stock, each on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing). Pursuant to the Recapitalization, Existing Options were cancelled in exchange for a payment of approximately $3.3 million in the aggregate. See "Management--Management Investment" and "Ownership of Capital Stock." The Tender Offer was closed, and the Common Stock validly tendered and not withdrawn was purchased by the Company, concurrently with the acquisition of Common Stock by the Fund and the two institutional investors and with the consummation of the 144A Note Offering. The balance of the funds needed to consummate the Recapitalization came from borrowings under the New Credit Agreement, from the proceeds of the 144A Note Offering and from cash on hand. See "Description of the New Credit Agreement."

                                USE OF PROCEEDS

    There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

    The net proceeds of the 144A Note Offering were approximately $143.0 million. The proceeds of the 144A Note Offering were used to fund a portion of the Recapitalization and to meet a portion of certain other cash requirements arising out of or in connection with the Recapitalization, including transaction fees and expenses. The following table sets forth the sources and uses of funds related to the Recapitalization:

                                                                                     AMOUNT
                                                                                  -------------
                                                                                  (IN MILLIONS)
SOURCES OF FUNDS:

  Cash on hand..................................................................    $    21.2
  New Credit Agreement (1)......................................................         40.0
  144A Notes....................................................................        150.0
  Equity from the Fund (2)......................................................         71.5
  Exercise of stock options (3).................................................          8.3
                                                                                       ------
  Total.........................................................................    $   291.0
                                                                                       ------
                                                                                       ------
USES OF FUNDS:
  Purchases of Common Stock from existing stockholders by:
    The Company (4).............................................................    $   211.9
    The Fund (2)................................................................         54.0
  Repayment of existing indebtedness (5)........................................          4.6
  Transaction fees and expenses (6).............................................         20.5
                                                                                       ------
  Total.........................................................................    $   291.0
                                                                                       ------
                                                                                       ------

------------------------

(1) The New Credit Agreement consists of a $40 million six-year term loan and includes a $75 million five-year Revolving Credit Facility, which was undrawn as of the Recapitalization Closing. See "Description of the New Credit Agreement."

(2) Excludes approximately $31.9 million implied value of equity retained by the Management Stockholders and the Continuing Stockholders. Includes equity from the Fund, the two institutional investors and an outside director, and consists of approximately $17.5 million for purchase of shares of Common Stock from the Company and approximately $54.0 million for the purchase of shares of Common Stock beneficially owned by Management Stockholders.

(3) Represents proceeds received from the exercise of Existing Options by Management Stockholders.

(4) Consists of approximately $208.6 million for repurchase of Common Stock and approximately $3.3 million for redemption of Existing Options. See "The Recapitalization."

(5) Primarily represents overdrafts at certain foreign subsidiaries, certain treasury stock notes and certain building loans outstanding at December 31, 1996 which had interest rates that range from 3.5% to 7.9% and which had maturities, in the case of the overdrafts, of less than one year, in the case of the treasury stock notes, ranging from five to eight years and, in the case of the building loans, of up to 16 years.

(6) Includes fees related to financing for the Recapitalization; legal, financial advisory and other fees of the Company; and legal, accounting and other fees of the Acquisition Entity. Also includes $1.2 million for payment of bonuses to management and $2.4 million for the payment of a lump sum amount to satisfy the Company's obligations under certain executive officers' Supplemental Executive Retirement Plans.

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 1996, the cash, cash equivalents, short-term debt and capitalization of the Company on an historical basis and on a pro forma basis (unaudited) to give effect to the Recapitalization (including the receipt and application by the Company of the estimated net proceeds of the 144A Note Offering). See "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Selected Historical Consolidated Financial Data."

                                                                      AS OF DECEMBER 31,
                                                                             1996
                                                                    ----------------------
                                                                     ACTUAL     PRO FORMA
                                                                    ---------  -----------

                                                                        (IN THOUSANDS)
Cash and cash equivalents.........................................  $  37,826   $  16,613
                                                                    ---------  -----------
                                                                    ---------  -----------
Short-term debt (1)...............................................  $   3,524   $   1,708
                                                                    ---------  -----------
Long-term debt:
  New Credit Agreement (2)........................................     --          40,000
  144A Notes......................................................     --         150,000
  Other debt......................................................      2,866      --
                                                                    ---------  -----------
    Total long-term debt..........................................      2,866     190,000
                                                                    ---------  -----------
    Total debt....................................................      6,390     191,708
Stockholders' equity (deficiency).................................     80,593    (109,227)
                                                                    ---------  -----------
    Total capitalization..........................................  $  86,983   $  82,481
                                                                    ---------  -----------
                                                                    ---------  -----------

------------------------

(1) Represents bank overdrafts partially repaid at the Recapitalization Closing.

(2) At December 31, 1996, on a pro forma basis after giving effect to the Recapitalization, the Company would have been able to borrow up to $75 million under the Revolving Credit Facility, none of which was drawn down at the Recapitalization Closing. See "Description of the New Credit Agreement."

                              UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The unaudited pro forma condensed consolidated balance sheet of the Company as of December 31, 1996 (the "Pro Forma Balance Sheet") and the unaudited pro forma condensed consolidated statement of income of the Company for the year ended December 31, 1996 (the "Pro Forma Statement of Income" and, together with the Pro Forma Balance Sheet, each a "Pro Forma Financial Statement") have been prepared to give effect to the Recapitalization described elsewhere in this Prospectus and in the accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements. See "The Recapitalization." The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the Recapitalization in fact occurred as of such dates or to project the Company's results of operations or financial condition for any future period or as of any date.

    The Pro Forma Statement of Income has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus adjusted to give pro forma effect to the Recapitalization as if it had occurred as of January 1, 1996. The Pro Forma Balance Sheet has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus, adjusted to give pro forma effect to the Recapitalization, as if it had occurred as of December 31, 1996.

    The Recapitalization will be recorded as a recapitalization for financial reporting purposes. Accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the Recapitalization.

    The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                      PRO FORMA
                                                                         HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                         ----------  -----------  -----------
                                                   ASSETS
Current assets:
  Cash and cash equivalents............................................  $   37,826   $ (21,213)(1) $    16,613
  Accounts receivable, net.............................................      40,860                    40,860
  Inventories..........................................................      21,798                    21,798
  Refundable income taxes..............................................      --           5,511(2)       5,511
  Deferred income taxes................................................       1,689                     1,689
  Other................................................................       4,743                     4,743
                                                                         ----------  -----------  -----------
    Total current assets...............................................     106,916     (15,702)       91,214

  Property, plant and equipment, net...................................      17,587                    17,587
  Goodwill, net of amortization........................................         147                       147
  Deferred income taxes................................................       1,238                     1,238
  Deferred financing costs.............................................      --          11,200(3)      11,200
  Other assets.........................................................      12,037                    12,037
                                                                         ----------  -----------  -----------
    Total assets.......................................................  $  137,925   $  (4,502)  $   133,423
                                                                         ----------  -----------  -----------
                                                                         ----------  -----------  -----------

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Notes payable........................................................  $    3,524   $  (1,816)(1) $     1,708
  Current portion of long-term obligations.............................         829        (829)(1)     --
  Accounts payable.....................................................      11,118                    11,118
  Accrued liabilities..................................................      15,943                    15,943
  Income taxes payable.................................................       6,685                     6,685
  Deferred income......................................................       9,601                     9,601
                                                                         ----------  -----------  -----------
    Total current liabilities..........................................      47,700      (2,645)       45,055

  Long-term obligations, less current portion..........................       2,037      (2,037)(1)     --
  Term Loan Facility...................................................      --          40,000(1)      40,000
  144A Notes...........................................................      --         150,000(1)     150,000
  Other non-current liabilities........................................       4,875                     4,875
  Minority interest in equity of subsidiary............................       2,720                     2,720
                                                                         ----------  -----------  -----------
    Total liabilities..................................................      57,332     185,318       242,650
                                                                         ----------  -----------  -----------
Stockholders' equity (deficiency)......................................      80,593    (189,820)(4)    (109,227)
                                                                         ----------  -----------  -----------
    Total liabilities and stockholders' equity (deficiency)............  $  137,925   $  (4,502)  $   133,423
                                                                         ----------  -----------  -----------
                                                                         ----------  -----------  -----------

     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

(1) Represents the adjustments to the Company's cash and debt to account for the effects of the Recapitalization. For a description of the sources and uses of funds, see "Use of Proceeds."

(2) Represents the tax benefit to be derived from the currently deductible transaction fees and expenses as well as the tax benefit from the exercise and redemption of stock options calculated at the statutory tax rate.

(3) Represents the deferred financing costs incurred as a result of the Recapitalization.

(4) Represents the net change in stockholders' equity (deficiency) as a result of the Recapitalization, including transaction fees and expenses, less capitalized deferred financing costs and the income tax benefit referred to in (2) above.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                  PRO FORMA
                                                                     HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                     ----------  -----------  -----------
Revenues...........................................................  $  184,018                $ 184,018
Cost of sales and service expense..................................      85,757                   85,757
                                                                     ----------               -----------
    Gross profit...................................................      98,261                   98,261
Research and development expenses..................................      17,852                   17,852
Selling, general and administrative expenses.......................      48,830                   48,830
Other charges......................................................         837                      837
                                                                     ----------               -----------
    Operating profit...............................................      30,742                   30,742
Interest expense...................................................        (122)  $ (17,995)(1)    (18,117)
Amortization of deferred financing costs...........................      --          (1,545)(2)     (1,545)
Other income, net..................................................       1,149                    1,149
                                                                     ----------  -----------  -----------
    Income before provision for income taxes and
      minority interest............................................      31,769     (19,540)      12,229
Provision for income taxes.........................................      11,187      (7,816)(3)      3,371
Minority interest in income of subsidiary..........................       1,346                    1,346
                                                                     ----------  -----------  -----------
    Net income.....................................................  $   19,236   $ (11,724)   $   7,512
                                                                     ----------  -----------  -----------
                                                                     ----------  -----------  -----------

  See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

(1) The following represent adjustments to interest expense as a result of the Recapitalization:

    Interest expense with respect to the New Credit Agreement...................   $   3,357
    Interest expense with respect to the 144A Notes.............................      14,063
    Bank and other finance fees.................................................         575
                                                                                  -----------
    Net change..................................................................   $  17,995
                                                                                  -----------
                                                                                  -----------

    The interest rate on the New Credit Agreement and 144A Notes was at a weighted average interest rate of 9.2%. For each 0.25% change in average interest rate on the New Credit Agreement, annual pro forma interest expense would change by $100.

(2) Represents amortization expense of deferred financing costs related to the Recapitalization. Approximately $11,200 has been deferred and will be amortized over the lives of the related debt securities. The weighted average amortization period for the deferred financing costs is 7.25 years. The remainder of the Recapitalization fees and expenses has been charged against stockholders' equity (deficiency) in the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

(3) Represents the estimated income tax effects of pre-tax pro forma adjustments at the Company's statutory rate of 40% for all periods presented.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected historical consolidated financial data with respect to the Company for the periods ended and as of the dates indicated. The selected historical consolidated financial data for the years ended December 31, 1996, 1995 and 1994 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. This information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 are derived from audited consolidated financial statements of the Company that are not included in this Prospectus.

                                                                              FISCAL YEARS ENDED DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1992       1993       1994       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                                  (DOLLARS IN THOUSANDS)
OPERATING STATEMENT DATA:
Total revenues...................................................  $ 161,538  $ 156,735  $ 165,384  $ 169,114  $ 184,018
Cost of sales and service expense................................     85,458     81,228     85,299     82,635     85,757
                                                                   ---------  ---------  ---------  ---------  ---------
Gross profit.....................................................     76,080     75,507     80,085     86,479     98,261
Research and development expenses................................     12,633     13,494     13,726     14,414     17,852
Selling, general and administrative expenses.....................     46,755     45,066     45,062     47,322     48,830
Other charges (1)................................................     --         --          3,450     --            837
                                                                   ---------  ---------  ---------  ---------  ---------
Income from operations...........................................     16,692     16,947     17,847     24,743     30,742
Interest expense.................................................        447        175        558        616        122
Other (income) expense, net......................................       (647)       630     (2,940)    (1,153)    (1,149)
Flood costs (savings) (2)........................................      6,000      1,897       (551)    --         --
                                                                   ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes and minority interest...     10,892     14,245     20,780     25,280     31,769
Provision for income taxes.......................................      3,722      2,488      8,470      9,875     11,187
Minority interest in income of subsidiary........................        342        909        768        800      1,346
                                                                   ---------  ---------  ---------  ---------  ---------
Net income.......................................................  $   6,828  $  10,848  $  11,542  $  14,605  $  19,236
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA (3).......................................................  $  21,366  $  21,623  $  25,909  $  29,418  $  37,014
Depreciation and amortization....................................      4,674      4,676      4,612      4,675      5,135
Capital expenditures.............................................      7,506      4,436      1,577      3,327      2,715
Ratio of earnings to fixed charges (4)...........................       6.9x      11.2x      12.5x      13.9x      22.8x
EBITDA margin....................................................       13.2%      13.8%      15.7%      17.4%      20.1%

BALANCE SHEET DATA:
Working capital..................................................  $  38,935  $  46,191  $  44,776  $  51,341  $  59,216
Total assets.....................................................     99,168    112,384    115,212    120,602    137,925
Long-term debt (net of current portion)..........................      3,491      2,547      2,399      1,753      2,037
Stockholders' equity.............................................     56,841     65,581     65,867     72,429     80,593

                                                   (FOOTNOTES ON FOLLOWING PAGE)

--------------------------

(1) Amount in 1994 relates to a restructuring charge incurred in connection with the Company's shutdown of its Itasca, Illinois facility and the relocation of most of its operations to Meriden, Connecticut. Most of these costs incurred related to employee terminations and a lease buy-out. Amount in 1996 relates to expenses incurred in connection with the Recapitalization.

(2) Fiscal 1992 amount relates to costs incurred with the Company's relocation to a new facility in Meriden, Connecticut and the write-off of $3,120 in unamortized leasehold improvements after the flooding of the old headquarters. In 1993, additional costs were incurred for temporary facilities and a provision was made for the termination of the remaining lease obligation of the old headquarters. During 1994, the recorded obligation to the previous landlord was settled for an amount less than that accrued as of December 31, 1993.

(3) EBITDA represents, for any period, the sum of income from operations and depreciation and amortization exclusive of other charges, and certain other one-time charges of $0.3 million in 1996. EBITDA includes 100% of the EBITDA generated by Packard Japan, the Company's 60% owned subsidiary. The amount of Packard Japan's operating income represented by the 40% interest not owned by the Company was $744, $1,612, $1,647, $1,668 and $2,649 for the
    years ended 1992, 1993, 1994, 1995 and 1996, respectively. The Company expects that Packard Japan will repurchase during 1997 and 1998 the outstanding 40% minority interest in its capital stock from the holder thereof (subject to Japanese laws and regulations) for aggregate consideration of approximately $7.5 million. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/ or incur indebtedness. Management believes that presentation of EBITDA is helpful to investors. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flows as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by industrial companies as a general measure of a company's operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(4) For the purposes of computing the ratio of earnings to fixed charges, earnings consists of income before provision for income taxes and minority interest, and fixed charges consists of interest expense which includes amortization of deferred financing costs and the portion of rental expense deemed representative of the interest factor.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS OF THE COMPANY COVER PERIODS BEFORE COMPLETION OF THE RECAPITALIZATION. ACCORDINGLY, THE DISCUSSION AND ANALYSIS OF SUCH PERIODS DO NOT REFLECT THE SIGNIFICANT IMPACT THAT THE RECAPITALIZATION WILL HAVE ON THE COMPANY. ACCORDINGLY, THE FINANCIAL INFORMATION INCLUDED IN THE FOLLOWING DISCUSSION MAY NOT NECESSARILY REFLECT THE RESULTS OF OPERATIONS, FINANCIAL POSITION AND CASH FLOWS OF THE COMPANY IN THE FUTURE. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA, THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, AND THE OTHER FINANCIAL INFORMATION AND DATA APPEARING ELSEWHERE HEREIN.

GENERAL

    The Company's revenues are comprised of sales of bioanalytical instruments and related biochemical supplies and services to the drug discovery and molecular biology markets, as well as sales of analytical instruments, systems and services used for the detection, identification and quantification of radioactive materials for the nuclear industry and related markets.

    The Company operates a global business, with net sales that are diversified by geographic region and by product line. Packard Instrument has an extensive direct sales and service organization in the United States, Australia, Austria, Belgium, Denmark, France, Germany, Italy, Japan, The Netherlands, Russia, Switzerland and the United Kingdom. Canberra Nuclear's direct sales and service organization is comprised of operations in the United States, Australia, Austria, Belgium, France, Germany, Russia and the United Kingdom. Outside of these countries, both Packard Instrument and Canberra Nuclear maintain large independent distributor networks. In the three fiscal years 1994 to 1996, net sales to foreign third parties were 58%, 62% and 63%, respectively, of total net sales. See Note 11 to Consolidated Financial Statements.

    The Company's sales include significant service revenue derived from Packard Instrument's and Canberra Nuclear's large base of installed equipment. In addition, Packard Instrument also generates significant revenue from the sale of consumable biochemicals and supplies. These provide the Company with a stable stream of revenue after an instrument has been sold. The table below illustrates the percentage of total sales that the three major categories of sales have generated in the last three years.

                                                                         YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                             1994                  1995                  1996
                                                     --------------------  --------------------  --------------------
CONSOLIDATED NET SALES (DOLLARS IN MILLIONS):            $          %          $          %          $          %
                                                     ---------     ---     ---------     ---     ---------     ---
Instruments and systems............................  $   115.4         70% $   113.2         67% $   124.1         68%
Services...........................................       32.9         20       35.6         21       37.2         20
Chemicals and supplies.............................       17.1         10       20.3         12       22.7         12
                                                     ---------        ---  ---------        ---  ---------        ---
    Total..........................................  $   165.4        100% $   169.1        100% $   184.0        100%
                                                     ---------        ---  ---------        ---  ---------        ---
                                                     ---------        ---  ---------        ---  ---------        ---

    Packard Instrument's total revenues increased by 21% from 1994 to 1996. This growth is primarily a result of the growth in funding of research by pharmaceutical and biotechnology companies, driven principally by their desire to accelerate drug screening and development, the demand for increased automation at many research laboratories and a trend toward non-radioisotopic bioanalytical research. Sales of certain of Packard Instrument's products, including microplate readers, robotic liquid handling systems and biochemicals and supplies have grown during the period, partially offset by declines in sales of certain bioanalytical spectrometers, which employ radioisotopic analytical methods. See "Risk Factors-- Potential Decline in Use of Radioisotopic Processes and Instruments."

    Packard Instrument actively engages in new product development through both internal development and outside collaborations in response to demand for higher efficiency bioanalytical instrumentation from the drug discovery and molecular biology markets and growing demand for non-radioisotopic methods. Packard Instrument's spending on research and development has increased since 1994. Packard Instrument's research and development expenditures were approximately 10% of Packard Instrument's revenues for 1996, as compared to 9% in 1994.

    Canberra Nuclear's total revenues decreased by 4% from 1994 to 1996. This decline is primarily a result of three factors: discontinuation of certain less profitable product lines, the reorganization of the mission and operations of the DOE as a result of the end of the Cold War and delays in orders by electric utilities due, in part, to deregulation in the United States. The Company believes that certain emerging industry trends may benefit Canberra Nuclear in the future. These trends include (i) environmental cleanup projects, a new mission of the DOE, which will require nuclear waste characterization systems;
(ii) safeguarding nuclear material resulting from weapons and facilities decommissioning, another new mission of the DOE, which will increase the need to monitor, account for and protect such materials; (iii) the deregulation of U.S. electric utilities which, the Company believes, will ultimately generate demand for Canberra Nuclear's labor saving health physics and radiochemistry software; and (iv) growth in the use of nuclear energy in the Pacific Rim.

    Canberra Nuclear's research and development expenditures were approximately 8% of Canberra Nuclear's revenues for 1996. Several new products have been developed recently which the Company believes respond to market demand for new modes of radiation counting. These include portable spectroscopy instruments, x-ray detectors for materials science research and waste counting systems.

    From 1994 to 1996, the Company's overall operating margins have improved from 11% to 17%, with Packard Instrument's operating margins (which exclude allocation of general corporate, other charges and consolidating adjustments) increasing from 18% to 21% and Canberra Nuclear's operating margins (which exclude allocation of general corporate expenses, other charges and consolidating adjustments) increasing from 10% to 14% during the same period. The overall improvement for the Company is primarily a result of higher product gross margins and increased service profits at both Packard Instrument and Canberra Nuclear. In addition, a higher mix of Packard Instrument revenues, which had higher operating margins than Canberra Nuclear, improved the Company's overall operating margin. Packard Instrument's product gross margins improved primarily as a result of increased manufacturing efficiency in its Downers Grove, Illinois facility and better margins at its European sales subsidiaries. Packard Instrument's service margins increased in its European region. Canberra Nuclear's higher product gross margins were primarily a result of increased manufacturing efficiency. Canberra Nuclear's service profits increased significantly in both the U.S. and Europe.

    The Company's sales subsidiaries outside the United States primarily bill their customers in their respective local currencies. Approximately 50% of the Company's revenues are based on sales denominated in currencies other than the U.S. dollar. As a result of this foreign exchange exposure, the Company generally purchases foreign currency forward contracts with the objective of mitigating the effect on cash flow of potential fluctuation in foreign currencies. See Note 1 to the Consolidated Financial Statements. Independent representatives outside the United States are billed in U.S. dollars and therefore represent no currency exposure for the Company.

    On a PRO FORMA basis, assuming the Recapitalization had been effected as of December 31, 1996, the Company's total consolidated indebtedness would have increased by approximately $185.3 million, to $191.7 million. The primary effects of the Recapitalization on the Company's future operating results will include reduced reported profitability to the extent interest expense is above historical amounts resulting from higher debt levels. In addition, the Company will record an estimated $9.3 million in charges for transaction fees and expenses that will be recorded in the consolidated statements of income and stockholders' equity in the first quarter of fiscal 1997. The Company expects to generate sufficient cash from operations to fund its working capital and capital expenditure needs and make required interest and principal payments on its indebtedness for the foreseeable future. See "--Liquidity and Capital Resources" and "Risk Factors--Substantial Leverage; Ability to Service Indebtedness" and "--Restrictions Imposed by Indebtedness."

RESULTS OF OPERATIONS

    The following table sets forth operating results as a percentage of total revenues for the historical periods indicated:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1994       1995       1996
                                                                                      ---------  ---------  ---------
Total revenues......................................................................      100.0%     100.0%     100.0%
Cost of sales and service expense...................................................       51.6       48.9       46.6
Gross profit........................................................................       48.4       51.1       53.4
Research and development expenses...................................................        8.3        8.5        9.7
Selling, general and administrative expenses........................................       27.2       28.0       26.5
Other charges.......................................................................        2.1     --            0.5
                                                                                      ---------  ---------  ---------
Operating profit....................................................................       10.8%      14.6%      16.7%
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Total revenues increased to $184.0 million in 1996 from $169.1 million in 1995, an increase of $14.9 million or 8.8%. If average exchange rates in 1996 had remained unchanged from those in 1995, total revenues in 1996 would have been 3.2% higher than reported. Packard Instrument's total revenues increased to $122.7 million in 1996 from $107.1 million in 1995, an increase of $15.6 million or 14.6%. This increase was primarily a result of strong growth in sales of certain instrument product lines, including a substantial increase in sales by Packard Instrument's Japanese subsidiary. Canberra Nuclear's total revenues decreased to $61.3 million in 1996 from $62.0 million in 1995, a decrease of $0.7 million or 1.1%. This decrease was primarily a result of an unfavorable change in average exchange rates, partially offset by higher sales of standalone instruments.

    Gross profit increased to $98.3 million in 1996 from $86.5 million in 1995, an increase of $11.8 million or 13.6%. Gross profit margin increased to 53.4% in 1996 from 51.1% in 1995. This increase was primarily a result of a higher mix of sales from Packard Instrument's Japanese subsidiary, improved Company-wide manufacturing efficiencies and better sales and service margins at Packard Instrument's European subsidiaries.

    Research and development expenses increased to $17.9 million in 1996 from $14.4 million in 1995, an increase of $3.5 million or 24.3%. This increase was primarily a result of higher spending by Packard Instrument for product enhancement and new product development.

    Selling, general and administrative expenses increased to $48.8 million in 1996 from $47.3 million in 1995, an increase of $1.5 million or 3.2%. As a percent of total revenues, selling, general and administrative expenses decreased to 26.5% in 1996 from 28.0% in 1995. The decrease as a percent of total revenues was primarily a result of spreading certain fixed selling, general and administrative costs over a higher revenue base.

    In 1996, the Company incurred a charge of $0.8 million for expenses related to the Recapitalization. There were no unusual charges in 1995.

    Operating profit increased to $30.7 million in 1996 from $24.7 million in 1995, an increase of $6.0 million or 24.3%. Operating profit margin increased to 16.7% in 1996 from 14.6% in 1995. Packard

Instrument's operating profit (which excludes allocation of general corporate expenses, other charges and consolidating adjustments) increased to $25.7 million in 1996 from $19.2 million in 1995, an increase of $6.5 million or 33.9%. Packard Instrument's operating profit margin increased to 21.0% in 1996 from 18.0% in 1995. Canberra Nuclear's operating profit (which excludes allocation of general corporate expenses, other charges and consolidating adjustments) increased to $8.4 million in 1996 from $8.3 million in 1995, an increase of $0.1 million or 1.2%. Canberra Nuclear's operating profit margin increased to 13.7% in 1996 from 13.3% in 1995.

    Net income increased to $19.2 million in 1996 from $14.6 million in 1995, an increase of $4.6 million or 31.5%.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Total revenues increased to $169.1 million in 1995 from $165.4 million in 1994, an increase of $3.7 million or 2.3%. If average exchange rates in 1995 had remained unchanged from those in 1994, total revenues in 1995 would have been 5.3% lower than reported. Packard Instrument's total revenues increased to $107.1 million in 1995 from $101.3 million in 1994, an increase of $5.8 million or 5.7%. This increase was primarily a result of strong growth in instrument unit sales in the microplate reader and robotic liquid handling system product lines, the introduction of more environmentally safe biochemicals, the acquisition of a new product line from DuPont NEN Life Science Products and growth in service revenue, which was partially offset by declines in sales of the bioanalytical spectrometer, imaging system and other instrument product lines. Canberra Nuclear's total revenues decreased to $62.0 million in 1995 from $64.1 million in 1994, a decrease of $2.1 million or 3.3%. This decrease was primarily a result of the discontinuation of several less profitable product lines, a decline in domestic shipments to the DOE because of uncertainty surrounding the DOE's role and funding following the Cold War and a decline in sales to domestic nuclear power plants due to cost pressures resulting from the potential deregulation of the U.S. electric utility industry.

    Gross profit increased to $86.5 million in 1995 from $80.1 million in 1994, an increase of $6.4 million or 8.0%. Gross profit margin increased to 51.1% in 1995 from 48.4% in 1994. This increase was primarily a result of manufacturing and service expense cost savings from the 1994 closing of Canberra Nuclear's operations in Itasca, Illinois, other operational efficiencies implemented at both Canberra Nuclear and Packard Instrument and the 1995 depreciation of the United States dollar against most of the Company's major trading currencies.

    Research and development expenses increased to $14.4 million in 1995 from $13.7 million in 1994, an increase of $0.7 million or 5.0%. This increase was primarily a result of Packard Instrument increasing its commitment to new product development in 1995 and Canberra Nuclear increasing its investment in systems engineering.

    Selling, general and administrative expenses increased to $47.3 million in 1995 from $45.1 million in 1994, an increase of $2.2 million or 5.0%. As a percent of total revenues, selling, general and administrative expenses increased to 28.0% in 1995 from 27.2% in 1994. This increase was primarily a result of 1995 inflationary increases.

    There were no unusual charges or expenses in 1995. In 1994, the Company incurred a $3.5 million expense for closing Canberra Nuclear's Nuclear Data facility in Itasca, Illinois. In addition, unusual charges in 1994 were a $0.6 million gain relating to an overaccrual in prior years of costs related to a 1992 flood of the Company's leased headquarters building in Meriden, Connecticut.

    Operating profit increased to $24.7 million in 1995 from $17.8 million in 1994, an increase of $6.9 million or 38.6%. Operating profit margin increased to 14.6% in 1995 from 10.8% in 1994. Packard Instrument's operating profit (which excludes allocation of general corporate expenses and consolidating adjustments) increased to $19.2 million in 1995 from $17.8 million in 1994, an increase of $1.4 million or

7.8%. Packard Instrument's operating profit margin increased to 18.0% in 1995 from 17.6% in 1994. Canberra Nuclear's operating profit (which excludes allocation of general corporate expenses and consolidating adjustments) increased to $8.3 million in 1995 from $6.7 million in 1994, an increase of $1.6 million or 23.5%. Canberra Nuclear's operating profit margin increased to 13.3% in 1995 from 10.4% in 1994.

    Net income increased to $14.6 million in 1995 from $11.5 million in 1994, an increase of $3.1 million or 26.5%.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's free cash flow has historically been used to fund capital expenditures, working capital requirements, debt service, stockholder dividends and stock repurchases. Following the Recapitalization, interest expense associated with the borrowings of $40.0 million under the New Credit Agreement and $150.0 million under the 144A Notes, as well as scheduled principal payments of term loans under the New Credit Agreement, significantly increased cash requirements. The Company's interest expense following the Recapitalization will be substantially higher than immediately prior to such transaction.

    The New Credit Agreement provides for a six-year $40 million Term Loan Facility. Loans under the New Credit Agreement bear interest at floating rates based upon the interest rate option selected by the Company. Quarterly amortization is required, commencing in the third calendar quarter of 1997, in the amount of $200,000 in the first fiscal year after funding, $400,000 per year in the second through fifth fiscal years after funding, $19.2 million in the sixth fiscal year after funding and $19.0 million in the seventh fiscal year after funding. The Revolving Credit Facility of $75 million will mature five years after the date of initial funding of the term loans described above. The New Credit Agreement contains operating covenants, financial covenants and events of default. Borrowings under the New Credit Agreement are secured by substantially all of the Company's assets, the stock of Packard Instrument and 65% of the stock of certain of the Company's foreign subsidiaries. No amounts were drawn down under the Revolving Credit Facility in connection with the Recapitalization Closing. The Company is required to pay a commitment fee of 0.5% per year on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears. See "Description of the New Credit Agreement" and "Risk Factors-- Restrictions Imposed by Indebtedness."

    In addition to the New Credit Agreement, the Company has also issued $150.0 million of 144A Notes in connection with the Recapitalization. The 144A Notes are subordinated to the indebtedness under the New Credit Agreement. The Indenture governing the 144A Notes imposes certain restrictions on the Company and its subsidiaries, including restrictions on the ability to incur indebtedness, pay dividends, make investments, grant liens and engage in certain other activities. The 144A Notes may be required to be purchased by the Company upon a Change of Control (as defined) and in certain circumstances with the proceeds of asset sales. See "Description of the Exchange Notes."

    Operating activities generated $14.7 million, $18.8 million and $33.2 million in cash flow in each of 1994, 1995 and 1996, respectively. The increase in cash flow from operating activities from 1994 to 1995 of $4.1 million was primarily a result of a $3.1 million increase in net earnings. The increase in cash flow from operating activities from 1995 to 1996 of $14.4 million was primarily a result of a $4.6 million increase in net income and a $6.7 million increase in accounts payables and other accrued expenses.

    The Company's capital expenditures totaled $2.7 million in 1996, $3.3 million in 1995 and $1.6 million in 1994. Capital expenditures have primarily been for machinery, equipment and the purchase and expansion of facilities. The Company's expenditures for technology acquisitions, including product lines, patent rights and licenses acquired, totaled $4.0 million in 1996, $0.7 million in 1995 and $0.6 million in 1994.

    The Company expects that its majority-owned Japanese subsidiary, Packard Japan, will repurchase during 1997 and 1998 the outstanding 40% minority interest in its capital stock from the holder thereof (subject to Japanese laws and regulations) for aggregate consideration of approximately $7.5 million.

    The Company is subject to various federal, state, local and foreign environmental laws and regulations in the jurisdictions in which it operates. The Company does not currently anticipate any material adverse effect on its operations or financial condition as a result of its efforts to comply with, or its liabilities under, environmental laws. The Company does not currently anticipate any material capital expenditures for environmental control facilities. Some risk of environmental liability is inherent in the Company's business, and there can be no assurance that material environmental costs will not arise in the future. In particular, the Company might incur capital and other costs to comply with increasingly stringent environmental policies. Although it is difficult to predict future environmental costs, the Company does not anticipate any material adverse effect on its operations, financial condition or competitive position as a result of future costs of environmental compliance. The Company and provincial authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination at the Company's Netherlands facility. Although the liability associated with this matter could be material, the Company believes that any liability in such matter is covered by the indemnification provisions of the purchase agreement with the site's prior owner. See "Business--Legal Proceedings."

    The Company believes that existing cash balances and cash flow from operating activities, together with borrowings available under the New Credit Agreement, will be sufficient to fund working capital needs, capital spending requirements and debt service requirements of the Company for at least the next 12 months.

SEASONALITY

    For 1995, quarterly revenues as a percentage of total revenues were approximately 23%, 25%, 24%, and 28%, respectively, for the first through fourth quarters of the calendar year. For 1996, quarterly revenues as a percentage of total revenues were approximately 25%, 24%, 22% and 29%, respectively, for the first through fourth quarters of the calendar year. Seasonality in revenues, which is typical of most years, has historically been caused by the Company's Canberra Nuclear business, which is dependent upon customer's seasonal purchasing patterns. Quarterly operating profit as a percentage of total operating profit was approximately 18%, 26%, 21% and 35%, respectively, for the first through fourth quarters of 1995. In 1996, quarterly operating profit as a percentage of total operating profit was approximately 32%, 24%, 15% and 29%, respectively, for the first through fourth quarters, reflecting unusually strong first quarter revenues and profit for Packard Japan. The relatively fixed nature of manufacturing and non-manufacturing overheads, especially in Canberra Nuclear's business, has historically resulted in the increased level of fourth quarter revenues and operating profit.

BACKLOG

    As of February 28, 1997 and 1996, the Company's backlog was approximately $30.8 million and $30.6 million, respectively. The Company includes in backlog only those orders for which it has received firm purchase orders and does not include in backlog orders for service. The Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

                                    BUSINESS

GENERAL

    The Company is a leading developer, manufacturer and marketer of analytical instruments and related products and services for use in the drug discovery and molecular biology segments of the life sciences industry and in the nuclear instrumentation industry. Through its wholly-owned subsidiary, Packard Instrument, the Company supplies bioanalytical instruments, and related biochemical supplies and services, to the drug discovery and molecular biology markets, and through Canberra Nuclear, the Company manufactures analytical instruments and systems used to detect, identify and quantify radioactive materials for the nuclear industry and related markets. The Company believes that it is the worldwide market leader in most of its primary product markets, with well-recognized brand names and a reputation for high-quality, reliable instruments. For the year ended December 31, 1996, the Company had revenues and EBITDA of $184.0 million and $37.0 million, respectively.

    Packard Instrument is a worldwide leader in the manufacturing and marketing of bioanalytical instruments for use in the drug discovery and molecular biology segments of the life sciences industry. Packard Instrument's instruments and biochemicals are used principally in laboratory research related to immunology, genetics, virology, biochemistry, toxicology and metabolism studies, primarily as part of the drug discovery research process. Over the past five years, pharmaceutical and biotechnology companies have attempted to advance the drug discovery process through accelerated drug screening and have invested considerable resources in this process, resulting in increased demand for Packard Instrument's products. Packard Instrument's primary products include bioanalytical spectrometers, microplate readers, imaging systems, robotic liquid handling systems and biochemicals and related supplies. Packard Instrument's strong, long-term relationships with its customers have been a key component of its development of new products which respond to these industry trends. In addition, the Company believes that the quality and reliability of its products have generated a large installed base of instruments which allows Packard Instrument to generate a recurring stream of revenue from service and from sales of biochemicals and other consumables. Packard Instrument distributes and services its instruments through an extensive international sales and service organization to many of the leading pharmaceutical, biotechnology and agrochemical companies as well as to prominent academic, federal and hospital laboratories.

    Canberra Nuclear is the worldwide market leader in the manufacture and marketing of precision instruments which use advanced analytical techniques to quantify and identify radioisotopes. Canberra Nuclear offers its customers a full array of nuclear instruments and related services including: (i) a broad product line of basic hardware and software for detection, signal processing, data acquisition and display, and basic analysis of all types of radiation; (ii) "applied systems," which are integrated systems of software and hardware that address a specific application and serve as turn-key operations; and (iii) product and applications training and customer service and support. This comprehensive product and service offering has enabled Canberra Nuclear to amass what it believes to be the largest base of installed equipment in the nuclear instrument industry, which generates a recurring stream of service revenues. Canberra Nuclear's customers include government institutions, utilities, research laboratories, commercial analytical laboratories and international, national and local regulatory agencies. In support of its worldwide customer base, Canberra Nuclear has developed an extensive sales and service organization, with locations near most major nuclear sites in the world.

COMPANY STRENGTHS

    LEADING MARKET POSITION. The Company believes that it has the leading market position in each of its two principal businesses. The Company believes that Packard Instrument has an approximate 25% market share of the worldwide market segments in the life sciences industry in which it currently competes and that Canberra Nuclear holds a more than 50% market share of the worldwide commercial nuclear instrument market. In addition, the Company estimates that Canberra Nuclear has an approximate 60% market share in the market for turn-key systems that meet customer's specific application requirements, a market segment that the Company believes will grow faster than the market for individual instruments. The Company's well-recognized name and reputation for quality and reliability have allowed it to gain leading market positions across most of its primary product lines.

    LONG-TERM CUSTOMER RELATIONSHIPS. The Company has long-term relationships with its customers in both the life sciences and nuclear instrumentation industries. Packard Instrument's relationships with its customers, which include most of the major pharmaceutical companies worldwide, have resulted in collaborative research and development efforts with its customers that have been key to Packard Instrument's new product development strategy and that have helped Packard Instrument to maintain its leading market position. Canberra Nuclear similarly enjoys strong relationships with major nuclear instrumentation industry participants, including commercial enterprises and government entities such as the DOE.

    RECURRING REVENUES FROM INSTALLED BASE. The Company generates recurring revenue from service and the sale consumables due to its large installed base of equipment. The Company believes that it has the largest installed equipment base in the nuclear instrument industry and one of the largest installed bases in the market segments of the life science industry in which it competes. The Company estimates that Packard Instrument's installed base in the life sciences industry consists of over 14,000 bioanalytical instruments. The Company estimates that Canberra Nuclear's installed base in the nuclear instrument industry includes more than 150 waste characterization systems, more than 300 whole body counting systems, hundreds of safeguards systems and thousands of radiochemistry systems. Both Packard Instrument and Canberra Nuclear offer their customers service and support for the instruments they sell. In addition, Packard Instrument offers its customers consumables for its instruments. Consumable sales and service provide the Company with stable, recurring revenue for years after an instrument has been sold. Approximately 33% of the Company's revenues for fiscal 1996 was generated by service of its equipment and the sale of consumables. For those instruments covered by service contracts, service contract revenues per instrument per year average 8% to 13% of the equipment's original selling price. Canberra Nuclear's applied systems generally require more aftermarket service than Canberra Nuclear's other instruments, and as this market segment grows, the Company believes that revenue from the provision of related services may also increase. The Company believes that its installed base represents a competitive advantage because many customers tend to remain with an existing supplier who can provide accurate and reliable products and related services.

    EXTENSIVE WORLDWIDE SALES AND SERVICE ORGANIZATION. The Company has developed an extensive worldwide sales, service and distribution network. The Company primarily provides service and support for its instruments on a fixed fee, one-year contract basis, which includes field service, customer support, applications assistance and extensive training. The Company's worldwide service organization includes approximately 160 personnel at Packard Instrument and approximately 90 personnel at Canberra Nuclear who are, in each case, factory-trained and educated. Packard Instrument has sales and service operations in 13 countries and approximately 43 independent distributors with over 68 offices in more than 51 countries. Canberra Nuclear has locations near most major nuclear sites in the world, with sales and service operations in nine countries, and approximately 50 independent distributors with over 70 offices in more than 60 countries. In addition to the recurring stream of revenue from the Company's service and support organization, the close contact and relationship between its service and support personnel and its customers also provide the Company with access to new product and application ideas as well as sales opportunities.

    EXPERIENCED MANAGEMENT. The Company's management has substantial experience in the life sciences industry and in the nuclear instrumentation industry. The Company's top 14 managers average 21 years of experience with the Company. The Company's Chief Executive Officer has held such position since 1965. Revenues in 1965 were $119,000 and have grown to $184.0 million for the year ended December 31, 1996. Upon consummation of the Recapitalization, the Company's management beneficially owned approximately 20% of the Common Stock of the Company on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing pursuant to a management stock incentive plan). See "Management--Management Stock Incentive Plan."

BUSINESS STRATEGY

    LEVERAGE BRAND RECOGNITION AND HIGH QUALITY. Through its applications expertise and long history in its businesses, the Company has established and will seek to maintain its recognized brand name and reputation for high quality, reliable products and services. This reputation and recognized brand name, along with the Company's extensive sales and service organization, should assist in its efforts to further penetrate the markets for its existing products and improve its market position in the industry segments in which it operates. The Company monitors such quality statistics as "perfect" installations of its equipment and, in the case of Packard Instrument, mean time between failures of its products. The Company's goal is to be the supplier of choice for all end users of its analytical instruments and systems. The Company will also seek to use its established brand name and reputation for quality to compete on factors other than price in order to maintain its margins.

    GENERATE GROWTH THROUGH NEW PRODUCT DEVELOPMENT. The Company intends to continue to emphasize new product development in order to provide technologically advanced products to its customers for existing and new applications and reinforce its market leadership. In particular, the Company intends to continue to target a number of its new products toward the evolving drug discovery market. Packard Instrument has an aggressive new product introduction strategy that leverages its extensive distribution system and recognized brand name. With its 90 research and development professionals and its global service capabilities, Packard Instrument seeks to refine and market technological advances that it obtains through internal development, acquisitions or external collaborations with other companies or individuals. Packard Instrument has capitalized on its strong customer relationships and established reputation to learn about new applications desired by the marketplace, enabling it to anticipate and respond to its customers' needs. The Company believes that the introduction of its new products and product enhancements and extensions should assist in its efforts to further penetrate its markets.

    Canberra Nuclear has implemented a strategy of developing turn-key systems which meet a specific application requirement, require less technical training to operate, and offer greater economic benefit than traditional stand-alone components. This "systems" strategy is well suited to Canberra Nuclear's strengths of applications know-how, worldwide service, software and hardware expertise, and advanced training capabilities. In addition to selling its measurement equipment, Canberra Nuclear has started offering transaction-based database and spectroscopy services requested by its customers. Canberra Nuclear's strategy is to develop its capabilities as a components manufacturer, systems integrator, and applications expert in order to maintain and improve its margins for both its products and services.

    IMPLEMENT ADDITIONAL MANUFACTURING COST REDUCTIONS. The Company believes that Packard Instrument is a low cost producer and that it can maintain this position with continued emphasis on production cycle time, reduction in the number of suppliers and increased use of outsourced standard components and sub-assemblies. Canberra Nuclear has lowered its costs of manufacturing and service significantly in the last several years through increased emphasis on efficiency, primarily as a result of personnel and facilities reductions, standardization of systems and increased automation of design. The Company believes that Canberra Nuclear will strive to lower its manufacturing costs in the future.

    EMPHASIZE RECURRING REVENUES FROM SERVICES AND CONSUMABLES. The Company intends to continue placing emphasis on expanding its service organization and adding new biochemical and supply products to its existing product line in order to increase its revenue from services and consumables. The Company is expanding the type of value-added services it provides by increasing the applications knowledge of its service staff which, as a result, should be able to provide more consultative assistance to customers.

Packard Instrument is positioning itself to address the emerging demand for non-radioisotopic biochemicals and supplies. The Company believes that new non-radioisotopic assays will address new areas of the biochemicals and supplies market. The Company is also expanding its product line to include a broader array of microplates and vials that complement its existing product lines and new instruments. Canberra Nuclear is emphasizing recurring service revenues by expanding its database service activities serving the U.S. nuclear utility industry and positioning itself to compete in transaction-based database and spectroscopy services for customers in the nuclear power and DOE markets.

INDUSTRY OVERVIEW

    The Company believes that it is well-positioned to capitalize on favorable trends influencing both the life sciences industry and the market for nuclear instruments. In the life sciences industry, these trends include the growth in funding from the pharmaceutical and biotechnology industries, driven principally by the desire to accelerate drug screening and development, the demand for increased automation at pharmaceutical, biotechnology and clinical laboratories, and the growth of non-radioisotopic bioanalytical research. In the market for nuclear instruments, the Company believes that, although its traditional businesses will be affected by the deregulation in the United States of nuclear power plants, opportunities may increase as a result of certain emerging trends, including: (i) environmental cleanup projects, a new mission of the DOE, which will require nuclear waste characterization systems; (ii) safeguarding nuclear material resulting from weapons and facilities decommissioning, another new mission of the DOE, which will increase the need to monitor, account for and protect such materials; (iii) the deregulation of U.S. electric utilities which, the Company believes, will ultimately generate demand for Canberra Nuclear's labor saving health physics and radiochemistry software; and (iv) growth in the use of nuclear energy in the Pacific Rim.

    PACKARD INSTRUMENT

    Life science is the study of the characteristics, behavior and structure of living organisms and their component systems. Life science researchers utilize a variety of instruments and related biochemicals and supplies in the study of life processes, drug discovery, biotechnology and environmental testing. Two major branches of life science are cellular biology and molecular biology. Cellular biology is the study of live, intact cells. Molecular biology is the study of cell components including DNA, RNA and proteins. The Company estimates that in 1996 annual sales to the global life sciences industry for instrumentation, related service and biochemicals totaled approximately $2.7 billion. The segments of this industry on which the Company focuses are bioanalytical spectrometers, microplate readers, imaging systems, robotic liquid handling systems, and radioisotopic and non-radioisotopic biochemicals and supplies, for which the Company estimates annual sales total approximately $440 million in the aggregate.

    The bioanalytical instrument market includes primarily bioanalytical spectrometers, microplate readers, imaging systems and robotic liquid handling systems. Bioanalytical spectrometers are used to measure biologically active molecules, cells and sub-cellular components, the composition and function of body tissues and organs, the dynamics of living systems, and the mechanics of disease. They are used by researchers in pharmaceutical companies, biotechnology companies, and academic institutions as well as customers in hospitals, environmental testing laboratories and clinical testing laboratories. Bioanalytical spectrometer samples are contained in vials, test tubes and special transparent tubing.

    Microplate readers are used primarily by researchers at drug companies and biotechnology companies when studying cellular and molecular biology. Microplates are used in drug discovery and development for screening potential drug candidates and by scientists conducting evaluation assays. Microplate readers quantify the results of tests performed in the depressions, or "wells," of small plastic trays. Microplate readers miniaturize the tests and, therefore, reduce the amount of samples, labels and time needed to perform such tests. Because of their advanced technology and differentiating characteristics, both

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
bioanalytical spectrometers and microplate readers are sold at higher margins than more standard instruments.

    Imaging systems are also used in the study of molecular and cellular biology primarily by researchers in drug companies and biotechnology companies. Imaging system samples are analyzed in flat (two-dimensional) formats. Robotic liquid handling systems are used in laboratories to transfer liquids from one piece of labware or apparatus to another, add or mix reagents, perform dilutions, perform washing steps, or otherwise manipulate liquid samples for analytical procedures. These instruments have become important as laboratory research tools because microplate readers have reduced the size and increased the number of samples. Robotics are necessary to complete precise measurements and handle a large number of minute samples. Packard Instrument sells robotic liquid handlers that are used to prepare samples in microplate readers and bioanalytical spectrometers.

    A major application of Packard Instrument's bioanalytical instruments is for use as a part of the drug discovery process. The pharmaceutical industry has traditionally gained most of its drug leads by evaluating natural and synthetic compounds from their chemical libraries for molecules with possible therapeutic benefit. However, new tools for drug discovery allowing for more rapid, thorough and efficient identification of drug leads have evolved over the past five years. In addition, two major technological innovations have substantially increased the number of possible drug leads, and new avenues for disease treatment are now available. First, molecular and cellular biology and the study of genetics have facilitated the identification of complex disease mechanisms and identified genetic targets as potential and known causes of diseases. Second, combinatorial chemistry, the production of hundreds of thousands of compounds from functionally diverse chemicals, has enabled chemists to synthesize huge numbers of new substances which can then be tested for disease-fighting capability. As a result of these innovations, the challenge for all pharmaceutical companies is how to screen this large number of candidate drug compounds against a proliferating number of disease targets. Pharmaceutical groups require the capability to screen millions of potential drug leads against many new disease targets in shorter time periods and have turned to instrumentation for "high throughput screening."

    Makers of bioanalytical instruments, like Packard Instrument, have addressed this need and helped to make the new approach to drug discovery possible by combining the detection capabilities of its bioanalytical instruments with advances in "high throughput screening." "High throughput screening" is a general term that refers to the automated systems and new instruments currently being used in drug research. Using high throughput screening, research groups have been able to screen tens and even hundreds of thousands of compounds a week, well beyond previous limits. The result has been an increase in both the speed with which tests can be conducted and the volume of information available on the binding characteristics of a given drug molecule or biological target.

    The bioanalytical instrument market includes products that provide researchers with the ability to detect the activity of biological samples by measuring minute amounts of light. Today, there exist three different labeling methods: isotopic, fluorescent and chemiluminescent labeling. Fluorescent and chemiluminescent labels are considered nonisotopic methods. Isotopic methods allow a researcher to recognize the activity of a particular molecule or compound by labeling it with a radioactive molecule. Rather than utilize radioactivity, fluorescent or chemiluminescent labeling distinguishes a specific molecule or compound to be analyzed by attaching an organic light-emitting molecule.

    Although a majority of the tests today use radioisotopic processes and instruments, the Company believes that the trend is toward the use of nonisotopic instrumentation. Because isotopic labeling has been the most widely used ultrasensitive biological test, it is the benchmark against which the reliability and sensitivity of nonisotopic methods are measured. Radioisotopic labeling is the most specific, easy to use and cost effective method of testing compounds. Additionally, the Company believes that scientists who currently use radioisotopes tend to be reluctant to switch methodology because of the potential sources for experimental error involved in altering their testing methods. Because radioisotopes are chemically identical to stable elements, they can be used as effective labels without modifying reaction chemistry. However, the Company believes that the trend towards gradual substitutions of many of the isotopic methods is likely. Because of their radioactivity, isotopic labels are environmentally unfriendly and difficult and potentially dangerous to handle. Their by-products bring about waste disposal problems that are becoming increasingly more expensive.

    CANBERRA NUCLEAR

    The Company estimates that worldwide sales in 1996 of instruments and services to the segments of the nuclear industry it serves were approximately $180 million, of which approximately $100 million were generated by commercial suppliers such as Canberra Nuclear. The remaining sales were generated by captive systems integrators (E.G., DOE facilities such as Los Alamos), which build their own equipment. The Company estimates that Canberra Nuclear has a more than 50% market share of the $100 million worldwide commercial nuclear instrument market. Due to privatization of the DOE facilities and to deregulation of the U.S. electric utility industry, the Company believes the captive portion of this market is gradually beginning to open to commercial companies like Canberra Nuclear.

    The traditional end markets for Canberra Nuclear's products are the radiochemistry, nuclear research and worker health and safety markets. Radiochemistry is a basic analytical tool for the investigation of the chemical composition of substances by analyzing their radioactive isotopic constituents. As the use of radiochemical techniques has grown in recent years, the need has grown for highly automated instruments, like those manufactured by Canberra Nuclear, that can analyze a larger number of samples in less time. The nuclear research market has historically focused on basic research in nuclear physics. In areas such as the Pacific Rim and South America, funding for such research has increased, while in many industrialized countries, the focus has shifted from basic research to applied topics such as environmental restoration. The worker health and safety market requires instruments that measure the intake of radioactive substances by workers who are exposed to nuclear materials.

    In addition to these traditional end markets, the Company believes that demand for its instruments may develop in the future in several emerging markets. Given concerns about contamination of the environment (both radioactive and non-radioactive), there is a need for measuring instruments both to monitor radioactive and hazardous sites and to verify the success of remediation and containment projects. The market for instruments used to characterize nuclear waste has developed as decisions are made regarding the permanent disposal of nuclear waste which is, for the most part, currently stored on-site by waste generators. The use of nuclear instruments to help safeguard the Cold War's legacy of weapons grade nuclear material is emerging as a market for Canberra Nuclear's instruments. Finally, in addition to safeguarding nuclear materials, the decontamination and decommissioning of nuclear weapons and other nuclear sites also represents a market opportunity for makers of nuclear instruments.

    The United States market is the most mature nuclear instrument market, especially in the areas of research and radiochemistry. The Company believes that existing nuclear facilities in the United States represent opportunities in the areas of waste characterization and decontamination and decommissioning. Worker health and safety is becoming an increasingly important market in the United States with the advent of more stringent regulatory requirements at DOE facilities. Additionally, the Company believes that the move to privatization of DOE facilities is creating opportunities for new transaction-based services.

    Western Europe, like the United States, is a mature market. However, the Company believes that it differs from the United States due to its high degree of commercial fuel reprocessing which creates additional safeguards and other measurement opportunities. Central Europe and the former Soviet Union face the same legacy of contaminated facilities as does the United States, but on an even larger scale.

    In other parts of the world, the Company believes that Asia is the primary growth opportunity for commercial applications of nuclear power. This growth potential is primarily due to Japan's aggressive pursuit of energy self-sufficiency, as well as Korea, Taiwan, India and China becoming more active nuclear markets. China and India, however, are subject to certain United States export controls which may limit Canberra Nuclear's ability to sell goods and services into those markets. In addition, South America is increasing its use of nuclear energy resulting in increased opportunities to supply safeguards, radiochemistry and waste characterization systems.

PRODUCTS AND SERVICES

    PACKARD INSTRUMENT

    Packard Instrument provides the following products:

    BIOANALYTICAL SPECTROMETERS. Bioanalytical spectrometers, used broadly throughout life sciences research, use sensitive light measuring methods for detecting radioisotopic labeled compounds. Packard Instrument is a leading manufacturer and marketer of bioanalytical spectrometry instruments, including its Liquid Scintillation Counter ("LSC"), Gamma Counter and Flow Scintillation Analyzer ("FSA") instruments. LSC and FSA spectrometers measure the emission of beta particles from labeled samples by detecting the light these particles emit in a liquid scintillation cocktail. Gamma Counters measure light given off when gamma rays from labeled samples strike a sodium iodide crystal detector. Packard Instrument's bioanalytical spectrometers typically range in price from approximately $18,000 to $100,000 per instrument.

    MICROPLATE READERS. Packard Instrument's microplate readers provide high-throughput microplate scintillation counting used to screen compounds in drug discovery, molecular and cellular biology, immunology and biomedical research. Packard Instrument's current products perform detection using both radioisotopic and chemiluminescence methods. Additionally, Packard Instrument has begun to develop microplate readers using the fluorescence method for detection, including its new Homogeneous Time-Resolved Fluorescence (HTRF-TM-) instrument, the Discovery-TM-. HTRF-TM- is a proprietary non-isotopic detection technique licensed from CIS bio international and marketed by Packard Instrument for high throughput screening applications. Through the introduction of the Matrix 9600 and TopCount instruments in the early 1990s, Packard Instrument rapidly penetrated the microplate reader market, recently becoming the largest supplier of these types of instruments. Packard Instrument's microplate readers typically range in price from approximately $12,000 to $180,000 per instrument.

    IMAGING SYSTEMS. Packard Instrument's current imaging systems provide flat sample imaging of the emissions from samples, including gels, blots and high density microplates for use in drug development and molecular and cellular biology, including areas such as genomics, neuroscience, immunology and biochemistry. Packard Instrument entered the imaging market with the introduction of its InstantImager in 1993. The Company believes that its product provides significant benefits to users in terms of real-time, fast sample turnaround and enhanced quantitation capabilities. Packard Instrument has broadened its product line through the addition of a low-cost storage phosphor imager in 1996 and intends to introduce additional products in this area over the next several years. Packard Instrument's imaging systems typically range in price from approximately $28,000 to $75,000 per instrument.

    ROBOTIC LIQUID HANDLING SYSTEMS. Packard Instrument's robotic liquid handling systems are used to prepare small volume samples to be dispensed into the wells of microplates, which are then screened by microplate readers. Packard Instrument believes that it has a strong position in the drug discovery market, the current primary market for the Company's robotic liquid handling systems, where its MultiPROBE robotic liquid handler is often sold in conjunction with the TopCount microplate reader. Packard Instrument is in the process of developing the next generation instrument for this segment, the MultiPROBE II. Another new product, the Biochip Processor-TM- with ultrasmall volume liquid handling capability and high precision mechanics to prepare samples in higher density microplates, is scheduled to be introduced by the end of the third quarter of 1997. Packard Instrument's robotic liquid handling systems typically range in price from approximately $26,000 to $105,000 per system.

    OTHER INSTRUMENTS. Packard Instrument manufactures other instruments for certain original equipment manufacturers, which principally include hydrogen generators and the new KRYPTOR fluorescence immunoassay instrument, developed in conjunction with CIS bio international for the oncology segment of the clinical diagnostic market.

    BIOCHEMICALS AND SUPPLIES. Packard Instrument believes that it is the leading biochemicals manufacturer for scintillation cocktails and supplies, with an estimated 44% share of the radioisotopic market segment, which Packard Instrument estimates to be $50 million annually. Biochemicals and supplies sold by Packard Instrument are laboratory consumables used in the operation of life science analytical instruments. Biochemicals principally include light-emitting scintillation cocktails used in conjunction with Packard Instrument's bioanalytical spectrometers. Scintillation cocktails are solutions of biochemicals and radioactively labeled compounds used in a particular bioanalytical spectrometer called a liquid scintillation counter. Supplies include such items as vials, microplates, luminescence and fluorescence reagents and are used in conjunction with Packard Instrument's bioanalytical spectrometers and microplate readers. In early 1995, Packard Instrument introduced luminescence reagents for its TopCount product and, in 1996, introduced HTRF-TM- reagents licensed from CIS bio international. In 1997, Packard Instrument intends to introduce fluorescence reagents licensed from Aurora Biosciences Corporation. Packard Instrument expects these new introductions to help penetrate the nonisotopic reagent market.

    SERVICE AND SUPPORT. Packard Instrument provides purchasers of its instruments with service and support primarily on a fixed fee, annual contract basis. Packard Instrument's service and support include field service, customer support, applications assistance and extensive training through an organization of approximately 160 factory-trained and educated service and application support personnel around the world. Its installed product base provides it with stable, recurring aftermarket service and support revenue as well as product upgrade and replacement opportunities.

    CANBERRA NUCLEAR

    Canberra Nuclear is the world's largest manufacturer and distributor of analytical instruments used to detect, identify and quantify radioactive materials. Whereas there are many manufacturers of gross counting instruments that measure radiation without regard to the source or type of emitter, the Company believes that it is a leader among those companies that manufacture instruments which can both quantify and identify the radioisotopes under investigation through spectroscopic analysis. In addition to its products, Canberra Nuclear provides a variety of services to its customers, including aftermarket product support and on-site analysis.

    INSTRUMENTS AND DETECTORS. Nuclear instruments are stand-alone electronic measurement components. These products are not used independently but are the building blocks for assembling radiation measurement applications, which are utilized for a variety of purposes. Canberra Nuclear has three key instrument product lines: NIMs, radiation detectors and Multi-Channel Analyzers ("MCAs"). NIMs are used to amplify, filter, shape, time and in other ways process the signals generated by radiation detectors. MCAs are used to sort digitized data from the NIMs into frequency distributions according to incoming pulse heights.

    APPLIED SYSTEMS. Applied systems are integrated turn-key radiation measurement systems that have all the required hardware and software necessary to meet specific application needs. This category of products has recently been the fastest growing segment of Canberra Nuclear's business. Canberra Nuclear manufactures both standard systems that can be used for a wide variety of applications as well as customized systems, such as waste characterization and safeguards systems, used for more specific applications. Canberra Nuclear's standard systems are used for worker health and safety systems, radioactive waste analysis, environmental monitoring and safeguards applications. The worker health and safety systems include whole body counters, in vitro analysis systems and database information systems, and provide accurate measurement of internal radiation dosage and control access to radiation areas, a key component in the assessment of worker health and safety. Canberra Nuclear provides such systems as permanent installations, mobile facilities and temporary rental units, and all are available as complete turn-key systems.

    The Company believes that Canberra Nuclear has been a commercial leader in radioactive waste analysis systems for over 15 years. The new waste assay systems that the Company has developed and is continuing to develop address the needs of temporary and permanent off-site repositories that are currently being planned and established for radioactive waste.

    Canberra's full array of transportable radioanalysis systems, which range from hand-held systems to mobile trailers, address the requirements for environmental restoration and monitoring. With the introduction of its new on-site characterization system, Canberra believes it is positioned to capture business from analytical laboratories.

    The Company believes that the application of safeguards, the means of accounting for and protecting fissile materials from diversion, is expanding due to: (i) the growth of reprocessing facilities and associated mixed oxide (MOX) fuel facilities, (ii) the submission of former weapons facilities to international inspection, (iii) the large volume of weapons materials being extracted from decommissioned weapons and (iv) the disposition of those materials in new facilities. This growth in safeguards should provide opportunities for Canberra's new safeguards systems.

    AFTERMARKET SERVICE AND SUPPORT. Canberra Nuclear's instrumentation and applied system product segments generate continuing service demand in the form of maintenance, product enhancement, general repair and training. Canberra Nuclear believes that it has developed a reputation in the industry for high quality customer service, provided by approximately 90 factory-trained and educated service personnel worldwide. Its installed product base provides it with stable, recurring aftermarket service and support revenue as well as product upgrade and replacement opportunities.

    TRANSACTION-BASED SERVICES. Canberra Nuclear has started conducting the analysis and other transaction-based services required by its customers. These services were developed in response to the DOE's privatization initiatives. An example of Canberra Nuclear's full service approach is its ability to assume total performance responsibility for nuclear waste characterization in connection with environmental restoration projects. Canberra Nuclear can provide all necessary equipment, mobile systems and personnel to characterize and sort waste into treatment and disposal streams. Canberra Nuclear's environmental restoration specialists review data and work with team members to maximize operational efficiencies. Canberra Nuclear provides characterization of containerized waste based on fixed-unit pricing.

RESEARCH AND DEVELOPMENT

    The Company's research and development ("R&D") efforts are focused on supporting its business development efforts, and each project is scrutinized for feasibility, return on investment and time to market. The Company has a program of both internal and external R&D projects in support of its overall growth initiatives. Since 1992, the Company has been spending approximately 9% of net sales on R&D. In 1996, R&D expenditures increased to approximately 10% to support the introduction of various new products. For the three-year period ending December 31, 1996, the Company spent a total of $46 million on R&D.

    Packard Instrument's principal R&D mission is to develop a broad portfolio of technologies, products and core competencies in what it believes are the two most attractive business segments of the life sciences industry, drug discovery and molecular and cellular biology. Packard Instrument's R&D focus is on the development and rapid commercialization of technology. Rather than seek to develop fundamental technological advances through its own research, Packard Instrument emphasizes evolutionary technological improvements and the commercial application of technologies obtained through acquisitions, licenses, joint ventures or collaborations as well as its own research. Because of its strong, long-term customer relationships, Packard Instrument's customers often identify technologies of which the customer has become aware that would be suitable for development and commercialization by Packard Instrument. In addition, Packard Instrument's global research and technology collaborations complement its internal R&D resources by expanding the breadth of Packard Instrument's basic research. Packard Instrument's

R&D is organized into a group for core technology products and a group for new technology development. Products are developed by cross-functional teams and reviewed by a peer group to enhance institutional learning.

    The Company believes that Canberra Nuclear's technical expertise and new product development efforts are among the best in the commercial nuclear instrument industry. It employs approximately 30 Ph.D. nuclear spectroscopists, Ph.D. nuclear engineers, certified health physicists, master-degreed physicists, nuclear engineers and radiochemists. The Company believes that this group of scientists and engineers enables Canberra Nuclear to transform research-level systems into standardized, user-friendly products that enjoy broad market support. An important route to technology commercialization is through Cooperative Research and Development Agreements ("CRADA") with the DOE. The CRADA process is one in which a commercial company and a national laboratory share the cost of developing and commercializing innovative technologies. The Company has entered into various CRADA in 1996 requiring milestone payments and future royalty payments upon satisfaction of certain criteria as specified in such agreements. The Company has a successful history of technology transfers from DOE national laboratories.

MARKETING, SALES AND SERVICE

    Packard Instrument's marketing organization consists of approximately 17 professionals, subdivided into two groups: (i) product managers with responsibility for maintaining a leadership position with existing products, and
(ii) new market development managers with responsibility for cultivating new markets, developing new applications, and identifying new products in Packard Instrument's principal growth areas of drug discovery and molecular and cellular biology. Packard Instrument's marketing strategy relies heavily on extensive training of direct sales and distributor organizations, consultative selling approaches, responsive on-site customer support, applications education and the use of electronic communication vehicles such as Lotus Notes, E-mail and an Internet WorldWide Website. These communication links give product managers, market development managers and application scientists the ability to have interactive dialogue with customers around the world, helping to guide Packard Instrument's efforts to find new ways to deliver customer benefits and to identify product innovations.

    Packard Instrument has an extensive direct sales and service organization in the United States, Australia, Austria, Belgium, Denmark, France, Germany, Italy, Japan, The Netherlands, Russia, Switzerland and the United Kingdom. Products are also sold through exclusive, independent distributors in Canada, Mexico, South Korea, Spain, Taiwan and 30 other countries active in bioanalytical research. Packard Instrument's sales representatives are compensated with a combination of base salary and, to the extent sales and service goals are achieved or exceeded, incentive compensation. Through its global organization of direct sales representatives and distributors, who are supported by a network of experienced application and service support personnel, Packard Instrument has access to life sciences researchers in academic, government, hospital and industrial laboratories worldwide.

    Packard Instrument has skilled service engineers and technical specialists available worldwide providing service, maintenance and application consulting in the laboratory. With the added convenience of service agreements and routine, preventive and value-added maintenance, Packard Instrument seeks to ensure that its instrumentation is producing precise results for its customers. In addition, the close relationship between customers and service personnel provide Packard Instrument with access to new product and application ideas as well as new sales opportunities.

    Canberra Nuclear's marketing organization is subdivided into two groups: (i) industry or market specialists, who are responsible for sales and marketing strategy in Canberra's largest industry segments (i.e. nuclear power, nuclear fuel manufacturing and weapons material production); and (ii) product or applications managers who are responsible for specific product or applications segments in all industries. The two groups work as a team in defining and promoting products and applications into each market segment. They also form a team with the sales engineers for significant sales situations. In addition, there is a business development group which is responsible for strategic marketing for Canberra Nuclear and investigation into and implementation of new opportunities, both from a technical and market perspective. Canberra Nuclear's marketing strategy is to position Canberra Nuclear as an applications expert. In so doing, Canberra Nuclear seeks to exploits its ability to offer worldwide distribution, worldwide service, multi-platform software support, as well as worldwide applications and training support.

    In the United States, Canberra Nuclear's sales force consists of 14 sales engineers who cover the breadth of its product line with extensive support from field and in-house specialists. Canberra Nuclear's European sales force is comprised of direct sales operations in Austria, Belgium, France, Germany and the United Kingdom, and distributors in the remainder of Europe. The sales organization for other international markets consists of direct sales operations in Russia and Australia, one minority-owned distributor covering Central Europe and the Ukraine, and approximately 50 independent exclusive distributors covering approximately 60 countries. Canberra Nuclear compensates its sales force with a combination of base salary and, to the extent sales and service goals are achieved or exceeded, incentive compensation. Canberra Nuclear provides worldwide service and support through one manufacturing location in the United States and one in Europe, three U.S.-based field service offices and sales and service offices in nine countries. The Company has sales and service operations near most major nuclear sites with a strong international presence and contacts in emerging markets such as South America. The Company believes that it is well recognized in the industry for high quality service, and that its extensive sales and distribution network provide it with strong relationships with almost every major user of nuclear instruments in the world.

    As of December 31, 1996, the number of Company employees in sales and marketing and service were approximately as follows:

                                                            PACKARD        CANBERRA
                                                          INSTRUMENT        NUCLEAR        TOTAL
                                                        ---------------  -------------     -----
Sales and Marketing...................................           135              78           213
Service...............................................           161              90           251
                                                                 ---             ---           ---
  Total...............................................           296             168           464
                                                                 ---             ---           ---
                                                                 ---             ---           ---

CUSTOMERS

    The Company's customers include pharmaceutical, biotechnology, electric utility, chemical and industrial companies as well as academic institutions, government laboratories and private foundations. Customers of Packard Instrument include Amgen Inc., Bristol-Meyers Squibb Company, Fujisawa Pharmaceutical Co. Ltd., Genentech, Inc., Gen-Probe Incorporated, Glaxo Wellcome PLC, Harvard Medical School, Hoffman LaRoche AG, Merck & Co., Inc., National Institutes of Health, Pasteur Institute, and the University of California. Customers of Canberra Nuclear include Los Alamos National Laboratory, Savannah River Site, Rocky Flats, Commonwealth Edison Company, Southern Nuclear Company, Duke Power Company, Power Reactor and Nuclear Fuel Development Corporation, COGEMA, EURATOM and the International Atomic Energy Agency. Sales to the DOE were approximately 6% of the Company's fiscal 1996 revenues and approximately 17% of Canberra Nuclear's fiscal 1996 revenues. Total DOE sales are diversified among 13 major nuclear sites in the United States, each with numerous and distinct projects, laboratories and priorities. Moreover, the nuclear mission of the DOE is divided into three diverse categories: environmental restoration and management, treaty obligations (SALT, START, and Safeguards) and new weapons production. No customer of the Company accounted for more than 10% of the Company's revenues in fiscal 1996.

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MANUFACTURING

    The Company has created a well-disciplined, low cost manufacturing culture and believes that it is a low cost producer for instruments manufactured by both Packard Instrument and Canberra Nuclear. The Company's manufacturing facilities have established a "focused cell system" in which employees are divided into distinct manufacturing cells, each of which is wholly responsible for a specific product line. Employees are also cross-trained to work on multiple cells. The Company utilizes "just-in-time" inventory management, which resulted in inventory turns of approximately four times per year in 1996. To further reduce its average production cycle time and the cost of raw materials, the Company will seek to increase its use of outsourced standard components and sub-assemblies as well as standard, "off-the-shelf" products, such as printed circuit boards and power supplies.

    Packard Instrument manufactures all of its instruments at its Downers Grove, Illinois facility, except for the chemical production of scintillation and luminescence products, which occurs at Packard Instrument's facility in Groningen, The Netherlands. Packard Instrument's manufacturing operations are certified to ISO 9001 quality standards, and all Packard Instrument products sold in the United States, Canada and Mexico are certified by the Canadian Standards Association, which monitors safety standards throughout North America. All of Packard Instrument's instruments sold in Europe are in conformity with current European Community directives regarding safety, quality and electromagnetic compatibility and have qualified under the European Community's "CE Mark."

    Canberra Nuclear manufactures its nuclear instruments, radiation detectors and applied systems at its Meriden, Connecticut facility with three separate manufacturing groups. Certain of Canberra Nuclear's radiation detectors are also manufactured in its Olen, Belgium facility. Canberra Nuclear has established a certified and documented quality system as a means of ensuring that products and services conform to specifications, and this system has been certified to ISO 9001 standards and complies with the American National Standards Institute quality standards. The Company has also qualified a significant portion of its product line under the "CE Mark."

COMPETITION

    Packard Instrument competes with several manufacturers in both domestic and foreign markets within the drug discovery and molecular biology segments of the life sciences instrumentation industry. Moreover, Packard Instrument encounters different competitors in each of its key product lines. Beckman Instruments, Inc., EG&G Wallac Inc. and Tecan AG compete in a number of Packard Instrument's product lines, and several companies compete in one of Packard Instrument's product lines.

    Packard Instrument competes principally on the basis of quality, product features, product performance, price and service. Competition within the markets that Packard Instrument serves is primarily driven by the need for innovative products that address the needs of customers. Packard Instrument attempts, to the extent possible, to counter competition by seeking to develop differentiated new products and provide quality products and services that meet customers' needs. See "Risk Factors--Technology and the Development of New Products" and "--Highly Competitive Industries."

    Canberra Nuclear's end markets are characterized by a small number of large competitors. Over the past decade, significant consolidation in the industry has been led by Canberra Nuclear, Eurisys Mesures (a subsidiary of SGN/COGEMA) in France and British Nuclear Fuels PLC in the United Kingdom. Within the applied systems market, the Company believes that it is the only company that has a leading position within every market category. Canberra Nuclear competes principally on the basis of applications expertise and also benefits from superior quality, product reliability, performance and service. EG&G Ortec and Eurisys Mesures compete in a number of Canberra Nuclear's product lines, and several companies compete in one of Canberra Nuclear's product lines.

RAW MATERIALS

    The Company uses many standard parts and components in its products and believes there are a number of competent vendors for most parts and components. However, a number of important components are developed by and purchased from single sources due to price, quality, technology or other considerations. Canberra Nuclear purchases high purity germanium crystals as part of the manufacture of high resolution radiation detectors. Germanium detectors represent a significant portion of total Canberra Nuclear sales. The sources of supply of these crystals are limited to two manufacturers from whom Canberra Nuclear makes purchases. Canberra Nuclear has secured under contract what it believes to be a long term, dependable supply of these crystals from one of the two manufacturers. Features of that contract include: price increase limitations linked to the costs of crystal production; a four year notice period required for termination by either party; and the grant to Canberra Nuclear of a right of first refusal to acquire the germanium crystal vendor's production capability if the vendor proposes to sell or discontinue its crystal business. Notwithstanding the terms of this contract, there can be no assurance that the supply of germanium crystals will continue at the level and prices Canberra Nuclear currently enjoys. See "Risk Factors--Limited Sources of Supply for Germanium Crystals."

INTELLECTUAL PROPERTY

    The Company owns numerous United States and foreign patents, and has patent applications pending in the United States and abroad. Further, the Company licenses certain intellectual property rights to or from third parties. In addition to its patent portfolio, the Company possesses a wide array of unpatented proprietary technology and know-how. The Company also owns numerous United States and foreign trademarks and trade names and has applications for the registration of trademarks and trade names pending in the United States and abroad. The Company believes that patents and other proprietary rights are important to the development of its business, but also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position.

    Packard Instrument licenses technology from a number of third parties, including, among others, licenses in connection with certain of its liquid handling systems, imager products and microplate readers. The licenses are generally long-term and require Packard Instrument to pay royalties to the licensor in connection with sales of the product utilizing the licensed technology. Certain of the licenses, including the license agreement with CIS bio international for HTRF-TM- technology in connection with Packard Instrument's Discovery-TM- product, may be terminated by the licensor if Packard Instrument fails to meet certain volume targets. The licenses are generally exclusive licenses, but some are nonexclusive in particular geographic regions and others may be made nonexclusive if Packard Instrument fails to meet certain volume targets. Packard Instrument does not believe that it is dependent on any single license or that the loss of any single license would have a material adverse effect on the Company's results of operations.

    In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know-how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of the Company or of third parties. Such litigation could result in substantial costs to and diversion of resources by the Company. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities and expenses (e.g., reasonable royalties, lost profits, attorney's fees, trebling of damages for willfulness, etc.), require the Company to cease using the disputed intellectual property or cease the sale of a commercial product, or require the Company to license the disputed rights from third parties, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is currently involved in two separate litigations with EG&G Instruments, Inc. ("EG&G Instruments") concerning intellectual property. See "--Legal Proceedings."

EMPLOYEES

    As of December 31, 1996, the Company had 991 employees. Sixty-nine percent of employees as of that date were located in the United States. The Company's workforce is non-union, and the Company believes that its relations with employees are satisfactory.

LEGAL PROCEEDINGS

    The Company is currently, and is from time to time, subject to claims and suits arising in the ordinary course of its business, including those relating to product liability, safety and health and employment matters. In certain such actions, plaintiffs request punitive or other damages that may not be covered by insurance. The Company accrues for these items as they become known and can be reasonably estimated. It is the opinion of management that the various asserted claims and litigation in which the Company is currently involved will not have a material adverse effect on the Company's financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Company's operating results for any particular period, depending upon the level of income for such period.

    The Company is currently involved in two separate litigations with EG&G Instruments, a subsidiary of EG&G, Inc., concerning intellectual property rights. In the first lawsuit, Packard Instrument sued EG&G Instruments on March 5, 1996 in District Court I in Munich, Germany, 21st Civil Division. Packard Instrument contends that EG&G Instruments' 1450 cross-talk free microplate infringes a Packard Instrument German patent. The EG&G Instruments product at issue competes with a Packard Instrument Viewplate product. In the second lawsuit, EG&G Instruments sued the Company on September 17, 1996 in the United States District Court for the Eastern District of Tennessee, alleging patent infringement. The lawsuit concerns an automatic pole-zero cancellation circuit which is utilized in three amplifiers presently manufactured and sold by the Company, and EG&G Instruments is seeking a judgment of infringement, a permanent injunction, damages not less than a reasonable royalty and an accounting of the Company's profits with pre-judgment interest. EG&G Instruments has also asserted that the Company's infringement is willful and therefore has requested that damages be trebled and that attorneys' fees be awarded. The Company has counterclaimed, alleging EG&G's patents are invalid. Although the Company believes that it will prevail in this litigation and intends to defend this claim vigorously, there can be no assurance as to the outcome of the lawsuit or that, if determined adversely, the outcome would not have a material adverse effect on the Company's financial condition or results of operations.

    The Company and provincial authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination at the Company's Duinkerkenstraat facility. The Company believes that the causes of this contamination entirely predate the Company's acquisition of Packard Instrument in 1986 and has sought indemnification under the purchase agreement from United Technologies Automotive Holdings, Inc. ("UTAH"), a subsidiary of United Technologies Corporation. UTAH has assumed an active role in seeking to resolve this matter and, to date, has held Packard Instrument harmless pursuant to an indemnification procedures agreement entered into by the parties in 1989. The Groningen property is owned by Packard Instruments B.V. ("PIBV"), a subsidiary of the Company. Although the liability associated with this matter could be material, the Company believes that any liability of PIBV in this matter is covered by the indemnification provisions of the purchase agreement with UTAH. However, there can be no assurance that UTAH will continue to indemnify the Company for all liability, and that the Company will not incur any material costs, related to contamination at the Duinkerkenstraat facility in Groningen.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the possession, distribution, handling, generation, emission, release, discharge, export, import, treatment, storage and disposal and clean up of, certain materials, substances and wastes. To the best of the Company's knowledge, its operations are in material compliance with all applicable environmental laws and regulations as currently interpreted. The Company and local authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination at the Duinkerkenstraat facility. See "--Legal Proceedings."

    Management cannot predict with any certainty whether future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to the Company, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the costs of producing the Company's products, or providing its services, or otherwise adversely affect the demand for its products or services. During fiscal 1996, the Company did not expense any amount relating to environmental remediation. See "Risk Factors--Environmental Matters."

PROPERTIES

    As of December 31, 1996, the Company owned the manufacturing facilities set forth below:

FACILITY                                                             FUNCTION                         SQUARE FEET
---------------------------------------------  -----------------------------------------------------  -----------

Meriden, Connecticut.........................  Headquarters, training, service, customer support,        170,000
                                               engineering, software development and manufacturing
                                               (Packard Instrument and Canberra Nuclear)

Downers Grove, Illinois......................  Manufacturing, service, and engineering and R&D           109,000
                                               (Packard Instrument)

Groningen, The Netherlands...................  Manufacturing (chemicals and supplies) (Packard            31,000
                                               Instrument)

Olen, Belgium................................  Detector manufacturing (Canberra Nuclear)                  10,000

    The Company believes that its facilities are suitable for their present and intended purposes and are adequate for the Company's current and expected level of operation.

REGULATION

    The Company, in the ordinary course of business, handles a variety of low-level radioactive sources for purposes of quality control and calibration of its products. The Company maintains United States Nuclear Regulatory Commission ("NRC") and appropriate state licenses for all sources of radiation in its possession. In addition, the Company has a radiation safety program at each licensed site the objective of which is to assure proper handling and control of all radioactive materials. The Company believes that it is in material compliance with all of its NRC and state licenses.

    Under NRC regulations, the NRC must be advised of any proposed transfer of the ownership of a license granted by the NRC. Pursuant to these regulations, the NRC was advised of and consented to the transfer of ownership effected by the Recapitalization.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information concerning the executive officers and directors of the Company as of the Recapitalization Closing. In addition to the board members indicated below, one additional board member is expected to be designated.

                NAME                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------

Emery G. Olcott.....................          58   Chairman, Chief Executive Officer and President

Richard T. McKernan.................          59   Senior Vice President and Director of the Company and President,
                                                     Packard Instrument Company, Inc.

George Serrano......................          51   Vice President, Secretary and Director of the Company and President,
                                                     Canberra Nuclear Products Group

Benjamin Campagnuolo................          56   Vice President, International Sales, Canberra Nuclear Products Group

Michael A. Catalano, Jr. ...........          49   Vice President and General Manager, Applied Systems Division,
                                                     Canberra Nuclear Products Group

Michael J. Charland.................          48   Vice President and General Manager, Instruments Division, Canberra
                                                     Nuclear Products Group

Eugene A. Della Vecchia.............          57   Vice President, Sales, Packard Instrument Company, Inc.

Gerald W. Gaughran..................          64   Vice President and General Manager, Downers Grove Facility, Packard
                                                     Instrument Company, Inc.

Ben D. Kaplan.......................          39   Vice President and Chief Financial Officer

Orren K. Tench, Jr. ................          55   Vice President and General Manager, Detector Products Division,
                                                     Canberra Nuclear Products Group

Staf van Cauter.....................          48   Vice President, Marketing and Business Development, Packard
                                                     Instrument Company, Inc.

Charles M. Wherlock.................          56   Vice President, Worldwide Service and Subsidiary Operations, Packard
                                                     Instrument Company, Inc.

Michael A. Zebarth..................          49   Vice President, Business Development, Canberra Nuclear Products Group

Robert F. End.......................          41   Director

Bradley J. Hoecker..................          35   Director

Stephen M. McLean...................          39   Director

Alexis P. Michas....................          39   Director

Peter P. Tong.......................          55   Director

    EMERY G. OLCOTT is the Chief Executive Officer and President of the Company, positions he has held for at least five years. He also became Chairman effective as of the Recapitalization Closing. Mr. Olcott co-founded the Company in 1965. Mr. Olcott is a Director of Yankee Energy System, Inc., a gas distribution company.

    RICHARD T. MCKERNAN is the President of Packard Instrument, a position he has held for at least five years, and a Senior Vice President and Director of the Company.

    GEORGE SERRANO is the President of Canberra Nuclear, a position he has held since January 1994. Mr. Serrano became a Director of the Company effective as of the Recapitalization Closing. Mr. Serrano is also a Vice President and Secretary of the Company, a position he has held for at least five years. From April 1991 to December 1993, he was the Vice President for Canberra International Operations, during which time he managed the Company's sales and service subsidiaries and European operations.

    BENJAMIN CAMPAGNUOLO is Vice President of International Sales for Canberra Nuclear, a position he has held for at least five years.

    MICHAEL A. CATALANO, JR. is the Vice President and General Manager of the Applied Systems Division of Canberra Nuclear, a position he has held since 1992.

    MICHAEL J. CHARLAND is the Vice President and General Manager of the Instruments Division of Canberra Nuclear, a position he has held for at least five years.

    EUGENE A. DELLAVECCHIA is the Vice President of Sales for Packard Instrument Company, Inc., a position he has held for at least five years.

    GERALD W. GAUGHRAN is Vice President and General Manager of Packard Instrument's Downers Grove, Illinois facility, a position he has held since 1994. From 1989 to 1994, he was the Executive Vice President and General Manager of the Nuclear Data Systems Division of Canberra Nuclear.

    BEN D. KAPLAN has been a Vice President and the Chief Financial Officer of the Company since February 1997. From August 1992 to January 1997, he was a partner at Arthur Andersen LLP, a public accounting firm, and prior to August 1992, Mr. Kaplan was a Senior Manager at Arthur Andersen LLP.

    ORREN K. TENCH, JR. is Vice President and General Manager of Canberra Nuclear's Detector Products Division, a position he has held since 1992.

    STAF VAN CAUTER is the Vice President of Marketing and Business Development for Packard Instrument, a position he has held since 1992.

    CHARLES M. WHERLOCK is Vice President of Subsidiary Operations and Worldwide Service of Packard Instrument, a position he has held since 1994. Prior to his present position, he was Vice President of Operations responsible for the manufacturing facility and U.S. service from Downers Grove, Illinois, from 1992 to 1994.

    MICHAEL A. ZEBARTH is the Vice President of Business Development of Canberra Nuclear, a position he has held since September 1995. From 1993 to September 1995, he was the Vice President of International Operations, Worldwide Sales and Marketing for Canberra Nuclear, and from 1992 to 1993, he was the Vice President and General Manager of the Applied Systems Division of Canberra Nuclear.

    ROBERT F. END is a Partner and a Director of Stonington Partners, Inc. ("Stonington"), a position that he has held since 1993, and is also a Partner and a Director of Stonington Partners Inc. II, a Delaware corporation ("Stonington II"), a position he has held since 1994. He has also been a Director of Merrill Lynch Capital Partners, Inc. ("MLCP"), a private investment firm associated with Merrill Lynch & Co., since 1993 and a Consultant to MLCP since 1994. He was a Partner of MLCP from 1993 to 1994 and Vice President of MLCP from 1989 to 1993. Mr. End was also a Managing Director of the Investment Banking Division of Merrill Lynch & Co. from 1993 to July 1994 and a Director of the Investment Banking Division of Merrill Lynch & Co. from 1990 to 1993. Mr. End is also a Director of Goss Graphic Systems, Inc. and United Artists Theatre Circuit, Inc. and several privately held corporations.

    BRADLEY J. HOECKER is a Principal of Stonington, a position that he has held since 1993. He was a Principal of MLCP from 1993 to 1994 and an Associate of MLCP from 1989 to 1993 and has been a Consultant to MLCP since 1994. Mr. Hoecker was also an Associate in the Investment Banking Division of Merrill Lynch & Co. from 1989 to 1994. Mr. Hoecker is also a Director of several privately held corporations.

    STEPHEN M. MCLEAN is a Partner and a Director of Stonington, a position that he has held since 1993, and is also a Partner and a Director of Stonington II, a position he has held since 1994. He has also been a Director of MLCP since 1987 and a Consultant to MLCP since 1994. He was a Partner of MLCP from 1993 to 1994 and a Senior Vice President of MLCP from 1987 to 1993. Mr. McLean was also a Managing Director of the Investment Banking Division of Merrill Lynch & Co. from 1987 to 1994. Mr. McLean is also a Director of CMI Industries, Inc., Dictaphone Corporation, Pathmark Stores, Inc., Supermarkets General Holding Corp. and several privately held corporations.

    ALEXIS P. MICHAS is a Managing Partner and a Director of Stonington, a position he has held since 1993, and is also a Managing Partner and a Director of Stonington II, a position he has held since 1994. Mr. Michas has also been a Director of MLCP since 1989. He was a Partner of MLCP from 1993 to 1994 and Senior Vice President of MLCP from 1989 to 1993. Mr. Michas was also a Managing Director of the Investment Banking Division of Merrill Lynch & Co. from 1991 to 1994 and a Director in the Investment Banking Division of Merrill Lynch & Co. from 1990 to 1991. Mr. Michas is also a Director of Blue Bird Corporation, Borg-Warner Automotive, Inc., Borg-Warner Security Corporation, Dictaphone Corporation, Goss Graphic Systems, Inc. and several privately held corporations.

    PETER P. TONG served as the Co-President of Marquette Electronics, Inc., a manufacturer of medical equipment, from January 1996 to May 1996. From 1991 to 1996, he served as President, Chairman and Chief Executive Officer of E for M Corporation, also a manufacturer of medical equipment. Since May 1996, Mr. Tong has been self-employed as a private investor. Mr. Tong is also a director of Dictaphone Corporation, Marquette Electronics, Inc. and several privately held corporations.

BOARD OF DIRECTORS AND COMMITTEES

    The Board of Directors of the Company will initially be composed of nine members. Pursuant to the Stockholders' Agreement, four members of the Board of Directors are designated by Stonington, three members are Management Stockholders and two are outside directors chosen jointly by Stonington and the Chief Executive Officer of the Company. Messrs. End, Hoecker, McLean and Michas have been designated by Stonington, Messrs. Olcott, McKernan and Serrano have been designated as the Management Stockholders, and Mr. Tong and another individual to be designated serve as the independent directors. Messrs. End, McLean and Michas serve as members of the Compensation Committee, and Messrs. End, Hoecker and McLean serve as members of the Audit Committee.

MANAGEMENT INVESTMENT

    As a part of the Recapitalization, the Management Stockholders, who are comprised of Messrs. Olcott, McKernan, Serrano, Tench and van Cauter, and other key members of management, retained certain shares of Common Stock and Existing Options such that, upon consummation of the Recapitalization, such Management Stockholders, together with the Continuing Stockholders, beneficially owned approximately 31% of the Common Stock on a fully diluted basis (excluding New Options to be granted subsequent to the Recapitalization Closing). In addition, the Management Stockholders exercised, immediately prior to the Recapitalization Closing, Existing Options held by them that were not being retained as a part of the Recapitalization, and the Common Stock purchased pursuant to such exercise, along with other shares of Common Stock beneficially owned by the Management Stockholders that were not being retained as a part of the Recapitalization, were purchased by the Fund for a price per share equal to that being offered in the Tender Offer. The executive officers named in the Summary Compensation Table below, and all directors and executive officers as a group, sold shares of Common Stock beneficially owned by them to the Fund in the following amounts:
Mr. Olcott--1,204,869 shares; Mr. McKernan-- 257,325 shares; Mr. Serrano--179,148 shares; Mr. Tench-- 196,326 shares; Mr. van Cauter--50,641 shares; and all directors and executive officers as a group -- 2,095,778 shares. See "The Recapitalization" and "Ownership of Capital Stock." In connection with the Recapitalization Closing, the Management Stockholders and the Continuing Stockholders entered into the Stockholders Agreement. See "Certain Transactions--Stockholders Agreement" and "--Management Stock Incentive Plan."

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company to its Chief Executive Officer and to each of its four most highly compensated executive officers (other than the Chief Executive Officer) whose total compensation exceeded $100,000 during the last fiscal year, for the year ended December 31, 1996:

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                                                     -------------
                                                         ANNUAL COMPENSATION          SECURITIES
                                                  ---------------------------------   UNDERLYING       ALL OTHER
          NAME AND PRINCIPAL POSITION               YEAR       SALARY      BONUS        OPTIONS     COMPENSATION(1)
------------------------------------------------  ---------  ----------  ----------  -------------  ----------------

                                                                ($)         ($)           (#)             ($)
Emery G. Olcott, Chairman, Chief Executive
  Officer and President.........................       1996  $  358,752  $  330,000       30,000       $   51,448

Richard T. McKernan, President,
  Packard Instrument............................       1996     241,539     145,000       50,000           18,805

George Serrano, President, Canberra Nuclear.....       1996     158,848      94,000       25,000           10,287

Staf van Cauter, Vice President.................       1996     173,312      38,500       20,000            7,389

Orren K. Tench, Jr., Vice President and
  General Manager...............................       1996     139,539      60,000           --            9,037

------------------------

(1) Represents split-dollar premiums in the amount of $44,059, $11,416, $2,898 and $1,648 paid by the Company on behalf of Messrs. Olcott, McKernan, Serrano and Tench, respectively, and Company contributions made pursuant to the Company's defined contribution plans in the amount of $7,389 for each of Messrs. Olcott, McKernan, Serrano, van Cauter and Tench.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                            INDIVIDUAL GRANTS
                                   -------------------------------------------------------------------
                                     NUMBER OF
                                    SECURITIES      % OF TOTAL
                                    UNDERLYING     OPTIONS/SARS                                         GRANT DATE
                                   OPTIONS/SARS     GRANTED TO     EXERCISE OR                            PRESENT
                                      GRANTED      EMPLOYEES IN    BASE PRICE         EXPIRATION           VALUE
              NAME                    (#)(1)        FISCAL YEAR     ($/SHARE)            DATE             ($)(2)
---------------------------------  -------------  ---------------  -----------  ----------------------  -----------
Emery G. Olcott..................       30,000           18.18%     $   16.00        September 6, 2006   $ 158,862

Richard T. McKernan..............       50,000           30.30          16.00        September 6, 2006     264,769

George Serrano...................       25,000           15.15          16.00        September 6, 2006     132,385

Staf van Cauter..................       20,000           12.12          16.00        September 6, 2006     105,908

Orren K. Tench, Jr...............        0              --             --                 --                --

------------------------

(1) The terms of the stock options granted in fiscal 1996 provided that such options would become exercisable in 20% annual installments commencing with the date of grant. Upon consummation of the Recapitalization, these options became fully vested.

(2) The Grant Date Present Value was determined using the Black-Scholes model of option pricing. The assumptions used in calculating the Grant Date Present Value were as follows: expected volatility, 0%; risk-free rate of return, 7.11%; dividend yield, 2.5%; expected life, 10 years; and minimum option value, $5.30.

                        AGGREGATED OPTION/SAR EXERCISES
       IN LAST FISCAL YEAR AND OPTION/SAR VALUES AS OF DECEMBER 31, 1996

                                                                             NUMBER OF
                                                                       SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                                     SHARES                           UNEXERCISED OPTIONS/SARS        IN-THE-MONEY OPTIONS/SARS
                                    ACQUIRED                           AT FISCAL YEAR END(#)            AT FISCAL YEAR END($)
                                       ON              VALUE       ------------------------------  -------------------------------
NAME                               EXERCISE(#)      REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
-------------------------------  ---------------  ---------------  -----------  -----------------  ------------  -----------------

Emery G. Olcott................            --               --        374,000              --      $  2,431,900             --

Richard T. McKernan............            --               --        218,000              --         1,098,620             --

George Serrano.................            --               --        128,500              --           685,025             --

Staf van Cauter................            --               --         55,000              --           283,622             --

Orren K. Tench, Jr.............            --               --         --                  --           --                  --

SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENTS

    The Company entered into Supplemental Executive Retirement Agreements ("SERPs") with each of Messrs. Olcott, McKernan and Tench. The SERPs were not funded, but provided that, upon a change of control, the Company would establish grantor trusts funded with assets to fund the benefits under them. At the Recapitalization Closing, in lieu of establishing such grantor trusts, the Company made a lump sum payment to Messrs. Olcott, McKernan and Tench of $2.4 million in the aggregate to satisfy the Company's obligations under the SERPs, and the SERPs were terminated.

EMPLOYMENT AGREEMENTS

    At the Recapitalization Closing, the Company entered into employment agreements with Mr. Olcott and Mr. McKernan, and expects to enter into employment agreements with certain other executive officers. Set forth below is a summary of the material provisions of the employment agreements with Mr. Olcott and Mr. McKernan, which is qualified in its entirety by reference to the provisions of such employment agreements, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part, and are incorporated herein by reference. The terms of the employment agreements with the other executive officers have not been finally determined.

    The employment agreements with Mr. Olcott and Mr. McKernan (each, an "Executive") supersede any other agreement between either of them and the Company concerning their employment. Mr. Olcott serves as Chairman, Chief Executive Officer and President of the Company, and Mr. McKernan serves as Senior Vice President and a Director of the Company, and as President of Packard Instrument, each with an initial employment term of three years (which, in each case, will be automatically extended for additional 13-month terms on the first day of the calendar month following each anniversary of the date of the employment agreements, beginning on the second anniversary of the date of the employment agreements, unless affirmatively terminated by the Company). The agreed-upon annual base salary for each of them is equal to their base salaries immediately prior to the Recapitalization, with annual increases no less than the increase in the U.S. Consumer Price Index--All Urban Consumers. Each Executive is also eligible to receive an annual cash bonus determined in accordance with the terms of the Company's annual bonus incentive plans then in effect.

    Upon termination of employment by the Company other than for "cause" or "disability," or upon termination by the Executive for "good reason" (as such terms are defined in the employment agreements), the Company will pay to the Executive an amount in cash equal to the sum of (i) accrued annual base salary as of the date of termination, a pro rata portion of the target annual bonus accrued to the date of termination and any other accrued but unpaid annual bonuses, vacation pay or deferred compensation not yet paid (the "Accrued Obligations"), (ii) annual base salary and annual bonus amounts for the remainder of the employment period, and (iii) additional contributions to the thrift savings plan, if any, to which the Executive would have been entitled had his employment continued for a period of three years after the date of termination. In addition, the Executive will be entitled to participate in all welfare benefit plans for a period of three years after the date of termination on terms at least as favorable as those that would have been applicable had his employment not been terminated and, to the extent that any form of compensation will not be fully vested or require additional service, the Executive will be credited with additional service of three years after the date of termination. Upon termination of employment due to death or disability, the Company will pay to the Executive or to his respective beneficiaries, all amounts that would have been due had such Executive remained in the employ of the Company until the end of his employment period. If employment is terminated for cause, the Company will pay to the Executive annual base salary through the date of termination and any deferred compensation not yet paid, and if the Executive voluntarily terminates employment other than for good reason, the Company will pay to the Executive in a lump sum the Accrued Obligations other than any accrued bonus amount.

    The employment agreements with Mr. Olcott and Mr. McKernan also provide that, during their employment and (unless employment terminates by reason of death or disability) for one year after their employment ends or, if later, for one year after their employment would have ended had it not been previously terminated, they will not solicit any employees of the Company or compete with the Company. In consideration for such noncompetition covenant, the Company will pay to each Executive the sum of his annual base salary and his target annual bonus, such amount payable in equal monthly installments during the portion of the noncompetition period following the date of termination.

MANAGEMENT STOCK INCENTIVE PLAN

    At the Recapitalization Closing, the Company adopted the Management Stock Incentive Plan (the "Plan") pursuant to which directors, officers and key employees of the Company and its subsidiaries (the "Eligible Participants") will be granted nonstatutory stock options exercisable into shares of Common Stock (the "New Options"). The Plan is not related to the Company's Stock Option Plan of 1971, pursuant to which Existing Options have been granted, as discussed above, and is a separate plan established by the Company at the Recapitalization Closing. The Plan is administered by either the Compensation Committee of the Board (the "Committee") or the Board. The Committee or the Board has the discretion to select those to whom New Options will be granted (from among those eligible). The Board or the Committee has the authority to interpret and construe the Plan, and any interpretation or construction of the provisions of the Plan or of any New Options granted under the Plan by the Board or the Committee will be final and conclusive.

    New Options to purchase up to 473,420 shares of Common Stock at an exercise price equal to $22.25 per share (the "Incentive Options") are permitted to be granted under the Plan. As to certain of the Incentive Options, twenty percent of such Incentive Options will vest and become exercisable per year on each of the first through fifth anniversaries of the date of grant, provided that the Eligible Participant continues to be employed by the Company or a subsidiary of the Company. As to the remaining Incentive Options, one-third of such Incentive Options will vest and become exercisable per year on each of the first through third anniversaries of the date of grant, provided that the Eligible Participant continues to be employed by the Company or a subsidiary of the Company. In addition, New Options to purchase up to 139,026 shares of Common Stock at an exercise price equal to $27.25 per share (the "Performance Options") are permitted to be granted under the Plan. All of the Performance Options will be vested and fully exercisable immediately upon the date of grant. In the event of an Extraordinary Transaction (as defined in the Plan) of the Company prior to the fifth anniversary of the date of grant of an Incentive Option (or the third anniversary in the case of the Incentive Options that vest over a three-year period), all outstanding Incentive Options will become fully vested upon consummation of the Extraordinary Transaction.

    The terms and conditions of a New Option grant will be set forth in a related New Option agreement (the "New Option Agreement"). New Options granted under the Plan will terminate upon the earliest to occur of (a) the tenth anniversary of the date of the New Option Agreement; (b) the date on which the Company acquires any shares of Common Stock, Existing Options or New Options held by the Eligible Participant in connection with the exercise of a Put Right (as defined in the Stockholders Agreement); (c) the one-hundred-eighty-day anniversary of the date of death, Retirement (as defined in the Stockholders Agreement) or Disability (as defined in the Stockholders Agreement) of the Eligible Participant; (d) the thirty-day anniversary of the date that the Eligible Participant ceases to be a full-time employee of the Company or its subsidiaries for any reason other than as set forth in (c) above or in (e) below; and (e) immediately upon an Eligible Participant's voluntary termination of employment other than due to death, Retirement or Disability, or termination for Cause (as defined in the Stockholders Agreement). Payment of the New Option exercise price must be made in cash.

    The number of shares of Common Stock that are available for New Options under the Plan is 612,446 shares. If New Options granted under the Plan are repurchased by the Company pursuant to the "Put Rights" and "Call Rights" contained in the Stockholders Agreement, the shares covered by such New Options will again be available for grant under the Plan. In the event of the declaration of a stock dividend, or a reorganization, merger, consolidation, acquisition, disposition, separation, recapitalization, stock split, split-up, spin-off, combination or exchange of any shares of Common Stock or like event, the number or character of the shares subject to the New Option or the exercise price of any New Option may be appropriately adjusted as deemed appropriate by the Committee or the Board.

    The Plan terminates upon, and no New Options will be granted after, the tenth anniversary of the Recapitalization Closing, unless the Plan has sooner terminated due to grant and full exercise of New Options covering all the shares of Common Stock available for grant under the Plan. The Board may at any time amend, suspend or discontinue the Plan; provided, however, that the Board may not alter, amend, discontinue or revoke or otherwise impair any outstanding New Options granted under the Plan and which remain unexercised in a manner adverse to the holders thereof, except if the written consent of such holder is obtained.

COMPENSATION OF DIRECTORS

    During 1996, the Company paid non-employee directors $1,500 for each board or committee meeting attended. Directors who are full-time employees of the Company receive no additional compensation for serving on the Board or its committees. The Company does not pay any compensation to directors who are designees of Stonington for serving on the Board or its committees. The compensation to be paid to the two outside directors has not yet been determined. At the Recapitalization Closing, Peter P. Tong was granted Incentive Options for 10,000 shares of Common Stock and purchased 11,235 shares of Common Stock from the Company at the same price per share of Common Stock paid by the Company in the Tender Offer. During 1996, the Company had consulting arrangements with David R. Meredith and Dr. Gerhard Kremer, who were directors of the Company prior to the Recapitalization. Messrs. Meredith and Kremer were paid $30,000, and $50,000, respectively, pursuant to these arrangements during fiscal 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Compensation Committee during 1996 consisted of Emery G. Olcott, the Company's President and Chief Executive Officer, David R. Meredith and Charles Panneciere. The Company and Mr. Meredith have entered into a consulting arrangement, as described under "--Compensation of Directors."

                           OWNERSHIP OF CAPITAL STOCK

    The following table sets forth certain information regarding beneficial ownership of the Common Stock of the Company immediately after the consummation of the Recapitalization by (i) each stockholder known to the Company to own beneficially more than 5% of the outstanding Common Stock of the Company and (ii) each director, each executive officer and all directors and officers as a group. Except as set forth in the footnotes to the table, each stockholder listed below has informed the Company that such stockholder has sole voting and investment power with respect to the shares of Common Stock of the Company beneficially owned by such stockholder.

                                                                                         SHARES OF COMPANY
                                                                                           COMMON STOCK
                                                                                       BENEFICIALLY OWNED(A)
                                NAME AND ADDRESS OF                                  -------------------------
                                 BENEFICIAL OWNER                                      NUMBER     PERCENT(B)
-----------------------------------------------------------------------------------  ----------  -------------
Stonington Capital Appreciation 1994 Fund, L.P. (c)................................   3,202,248         73.6%
Emery G. Olcott (d)................................................................     292,366          6.7%
Richard T. McKernan (e)............................................................     101,952          2.3%
George Serrano (f).................................................................      66,000          1.5%
Staf van Cauter (g)................................................................      22,000        *
Orren K. Tench, Jr.................................................................      90,000          2.1%
Robert F. End (h)..................................................................           0       --
Bradley J. Hoecker.................................................................           0       --
Stephen M. McLean (h)..............................................................           0       --
Alexis P. Michas (h)...............................................................           0       --
Peter P. Tong (i)..................................................................      13,235        *
Directors and executive officers as a group (18 persons) (h)(j)....................     692,049         15.3%

------------------------

*   Signifies less than 1%.

(a) The figures assume exercise by only the stockholder or group named in each row of all options for the purchase of Common Stock held by such stockholder or group which are exercisable within 60 days of the date of the Recapitalization Closing. The figures do not take into account options to be granted subsequent to the Recapitalization Closing pursuant to the Management Stock Incentive Plan, other than options granted at the Recapitalization Closing to Peter P. Tong.

(b) Figures are based upon 4,353,506 shares of Common Stock outstanding on the date of the Recapitalization Closing.

(c) The Fund is the record holder of 3,089,889 shares of Common Stock. The Fund also controls, but disclaims beneficial ownership of, an additional 112,359 shares purchased by two institutional investors pursuant to the Stockholders Agreement. The Fund is a Delaware limited partnership whose limited partners consist of certain institutional investors, formed to invest in corporate acquisitions organized by Stonington. Stonington Partners, L.P. ("SPLP"), a Delaware limited partnership, is the general partner of the Fund, with a 1% economic interest in the Fund. Except for such economic interest, SPLP disclaims beneficial ownership of the shares set forth above. Stonington II is the general partner of SPLP with a 1% economic interest in SPLP. Except for such economic interests, Stonington II disclaims beneficial ownership of the shares set forth above.

   Pursuant to a management agreement with the Fund, Stonington has full discretionary authority with respect to the investments of the Fund, including the authority to make and dispose of such investments. Stonington disclaims beneficial ownership of the shares set forth above. The address for each of the entities and individuals listed in this footnote is c/o Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153.

(d) Includes shares held by Mr. Olcott's spouse, mother and minor child and family trusts of which Mr. Olcott is trustee. Includes 30,000 shares subject to options which are exercisable within 60 days of the

    Recapitalization Closing. Mr. Olcott's address is c/o Packard BioScience Company, 800 Research Parkway, Meriden, Connecticut 06450.

(e) Includes shares held by Mr. McKernan's spouse and the McKernan Family Partnership. Includes 30,000 shares subject to options which are exercisable within 60 days of the Recapitalization Closing.

(f) Includes 26,000 shares subject to options which are exercisable within 60 days of the Recapitalization Closing.

(g) Includes 17,000 shares subject to options which are exercisable within 60 days of the Recapitalization Closing.

(h) Excludes shares held by the Fund of which Mr. End, Mr. McLean and Mr. Michas may be deemed to be beneficial owners as a result of their ownership of stock in, and membership on the Boards of Directors of, Stonington and Stonington II, but they disclaim such beneficial ownership.

(i) Includes 2,000 shares subject to options which are exercisable within 60 days of the Recapitalization Closing. Does not include 8,000 shares subject to options which are not currently exercisable.

(j) Includes shares held by certain family members, trusts and similar entities. Includes 165,000 shares subject to options which are exercisable within 60 days of the Recapitalization Closing.

                              CERTAIN TRANSACTIONS

STOCKHOLDERS AGREEMENT

    The Company, the Fund, two institutional investors, the Management Stockholders, certain Continuing Stockholders and other stockholders of the Company (each, a "Stockholder") entered into a stockholders agreement (the "Stockholders Agreement"), which contains, among other terms and conditions, provisions relating to corporate governance, certain restrictions with respect to the transfer of Common Stock by certain parties thereunder, certain rights related to puts and calls and certain registration rights granted by the Company with respect to shares of Common Stock.

    Pursuant to the terms of the Stockholders Agreement, each of the Stockholders has agreed to elect an initial slate of directors of the Company who have been nominated by the Fund; provided that such initial slate shall consist of three Management Stockholders, four designees of the Fund and two independent directors mutually agreed upon by the Fund and the Chief Executive Officer of the Company. After the initial slate of directors has been elected, the Fund has the right to nominate at any time and from time to time all directors of the Company (including the right to reduce or expand the Board of Directors and to fill vacancies created thereby) and, subject to applicable law, has the right to remove such directors at any time and from time to time and each of the Stockholders has agreed to vote in favor of such nomination or removal of directors. As of the Recapitalization Closing, the Company has eight Board members.

    Pursuant to the terms of the Stockholders Agreement, in the event that, prior to an Initial Public Offering (as defined in the Stockholders Agreement), the Fund proposes to sell securities which, in the aggregate, represent 40% or more of the common equity on a fully diluted basis to a third party which is not, and following such sale will not be, an affiliate of the Fund, the Management Stockholders and the Continuing Stockholders have the right to elect to participate in such sale with respect to a certain number of shares of Common Stock held by them on a pro rata basis. In the event that, prior to an Initial Public Offering, the Fund proposes to sell securities which, in the aggregate, represent 40% or more of the common equity on a fully diluted basis to a third party which is not, and following such sale will not be, an affiliate of the Fund, the Fund has the right to require each Management Stockholder, Continuing Stockholder and such other Stockholders who have agreed to be bound by the Stockholders Agreement to participate in such sale with respect to a certain number of shares of Common Stock held by them on a pro rata basis.

    Management Stockholders and Continuing Stockholders are not permitted, without the prior consent of the Company, to sell or transfer shares of Common Stock, other than to permitted transferees (I.E., family members, in the case of Management Stockholders, and, upon the death of a Management Stockholder or a Continuing Stockholder, to his or her estate or executors), prior to the occurrence of the earlier of the fifth anniversary of the Recapitalization Closing and an Initial Public Offering. Following an Initial Public Offering, Management Stockholders and Continuing Stockholders may transfer shares subject to applicable restrictions under the Securities Act, and other federal and state securities laws. On or after the fifth anniversary and prior to the tenth anniversary of the Recapitalization Closing, if an Initial Public Offering has not occurred, Management Stockholders and Continuing Stockholders are permitted to sell Common Stock to third parties after first giving the Company, the other Management Stockholders and the Continuing Stockholders a right of first refusal for the same number of shares of Common Stock at the same price.

    Prior to the earlier of an Initial Public Offering or the tenth anniversary of the Recapitalization Closing, the Company has the right to require a Management Stockholder to sell to the Company his or her shares of Common Stock, New Options and Existing Options upon a termination of employment for any reason. Such right is exercisable within a period of 190 days after the date of termination of employment, subject to certain extensions, at a price per share, depending on the reason for termination of employment and whether such shares were shares of Common Stock retained by such Management Stockholder in the Recapitalization or Existing Options, equal to the Fair Value Price (as defined in the Stockholders Agreement) or the Original Purchase Price (as defined in the Stockholders Agreement) of a share of Common Stock and at a price per New Option or Existing Option equal to the difference between the Fair Value Price or the Original Purchase Price of the shares of Common Stock covered by such New Option or Existing Option and the exercise price of the shares of Common Stock covered by such New Option or Existing Option, multiplied by the number of shares of Common Stock covered by the New Option or Existing Option.

    Prior to the earlier of an Initial Public Offering or the tenth anniversary of the Recapitalization Closing, each Management Stockholder has the right to require the Company to purchase his or her shares of Common Stock, New Options or Existing Options upon termination of employment due to death, Disability, Retirement or certain instances of Involuntary Termination (as defined in the Stockholders Agreement). Such a right is exercisable within a period of 180 days after the date of termination of employment due to death, Disability, Retirement or certain instances of Involuntary Termination, subject to certain extensions,
(a) at a price per share of Common Stock equal to the Fair Value Price thereof, and (b) at a price per New Option or Existing Option equal to the difference between the Fair Value Price of the shares of Common Stock covered by such New Option or Existing Option and the exercise price of the shares of Common Stock covered by such New Option or Existing Option, multiplied by the number of shares of Common Stock covered by the New Option or Existing Option. If the payment for the shares of Common Stock, New Options or Existing Options would constitute or cause a breach or default under any agreement or instrument to which the Company or any of its subsidiaries is bound or violate any law applicable to the Company or any of its subsidiaries, the Company is permitted to pay for the shares or options with a subordinated note of the Company that will, among other things, contain subordination terms which are reasonably satisfactory to the relevant senior lenders to the Company or any of its subsidiaries.

    In the event that a Management Stockholder's employment is terminated due to Voluntary Resignation (as defined in the Stockholders Agreement) or Involuntary Termination, but not if such termination is for Cause, and the Company does not repurchase such Management Stockholder's Existing Options pursuant to the Company's rights set forth in the preceding paragraph, the Stockholders Agreement provides that the term of such Existing Options shall be extended for five years from such termination or until 30 days following an Initial Public Offering, if sooner. The Company has also agreed, pursuant to the Stockholders Agreement, to indemnify Management Stockholders against additional tax liability arising from the exercise of "Put Rights" and "Call Rights" contained in the Stockholders Agreement resulting in "dividend" distributions under Section 302 of the Code.

    Stockholders are, subject to certain limitations, entitled to register shares of Common Stock in connection with a registration statement prepared by the Company to register common equity beneficially owned by the Fund. The Fund has the right to require the Company to take such steps as necessary to register all or part of the Common Stock held by the Fund under the Securities Act pursuant to the provisions of the Stockholders Agreement. After an Initial Public Offering, Stockholders other than the Fund have the right on one occasion to require the Company to take such steps as necessary to register shares of Common Stock held by such Stockholders under the Securities Act, subject to certain minimum amounts and other limitations. The Stockholders Agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted by parties thereunder in connection with the registration of Common Stock subject to such agreement.

OTHER RELATED PARTY TRANSACTIONS

    Prior to the Recapitalization, Compagnie Oris Industrie, S.A. ("Oris") owned 30.7% of the outstanding Common Stock of the Company. Oris sold all of its shares of Common Stock pursuant to the Tender Offer and does not own any Common Stock of the Company. In 1996, Packard Instrument entered into an agreement with CIS bio international ("CIS"), an affiliate of Oris, pursuant to which Packard Instrument agreed to become the exclusive worldwide manufacturer of the KRYPTOR system for CIS. The agreement terminates on December 31, 2002 but may be extended upon agreement of the parties. In 1995, Packard Instrument entered into another agreement with CIS pursuant to which Packard Instrument obtained a 10-year license to certain HTRF-TM- technology owned by CIS. Packard Instrument agreed to pay CIS $700,000 plus specified annual royalties. CIS may cancel the license or make it nonexclusive if certain targets are not met. CIS may also cancel the license if the Company is controlled by a competitor of CIS. The Company had revenues from CIS of approximately $641,000, $99,000 and $1,065,000 for 1994, 1995 and 1996, respectively, and CIS reimbursed the Company for certain R&D expenses in the amounts of $1,577,000, $2,961,000 and $1,536,000 for 1994, 1995 and 1996, respectively. The Company also had a non-interest bearing, trade receivable from CIS of approximately $703,000 and $1,061,000 at December 31, 1995 and 1996, respectively.

    Stonington received a structuring fee of $2.5 million with respect to its activities in structuring the Recapitalization and related transactions. In addition, Stonington was reimbursed for certain out-of-pocket fees and expenses incurred by Stonington in establishing investment entities and arranging for financing for the Recapitalization.

                    DESCRIPTION OF THE NEW CREDIT AGREEMENT

    In connection with the Recapitalization, the Company and certain foreign subsidiary borrowers entered into the New Credit Agreement with Bank of America National Trust and Savings Association ("BofA"), BancAmerica Securities, Inc. ("BancAmerica Securities"), Canadian Imperial Bank of Commerce ("CIBC"), CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") and certain banks and financial institutions, as lenders (collectively, the "Lenders"), providing for (i) a $40 million six-year term loan facility (the "Term Loan Facility") and (ii) a $75 million five-year revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Bank Facilities").

    The execution of the Bank Facilities, and the delivery of required documentation thereunder, occurred simultaneously with the closing of the 144A Note Offering and the closing of the Recapitalization.

    The Term Loan Facility matures six years after the date of the initial funding under the Bank Facilities (the "Initial Funding Date"). Quarterly amortization is required, commencing in the third calendar quarter of 1997, in the amount of $200,000 in the first fiscal year after the Initial Funding Date, $400,000 per year in the second through fifth fiscal years after the Initial Funding Date, $19.2 million in the sixth fiscal year after the Initial Funding Date and $19.0 million in the seventh fiscal year after the Initial Funding Date.

    In addition, the Company is required to make prepayments on the Term Loan Facility and reduce the commitments under the Revolving Credit Facility under certain circumstances, including upon certain asset sales and issuance of debt or equity securities. Mandatory prepayments or commitment reductions will be applied first to the prepayment of the loans under the Term Loan Facility and second to the permanent reduction of the Revolving Credit Facility. Each such prepayment of the Term Loan Facility will be applied to the installments thereof ratably in accordance with the then outstanding amounts thereof without premium or penalty and may not be reborrowed. Each holder of term loans under the Term Loan Facility has the right to refuse any mandatory prepayment, in which case the amount so refused would be retained by the Company. The Term Loan Facility bears interest, at the Company's option, at the customary base rate (either BofA's reference rate, or the federal funds rate plus 0.5%) plus 1.75% or at the customary reserve adjusted Eurodollar rate plus 2.75%. As shown in Note 1 to the Unaudited Pro Forma Condensed Consolidated Statements of Income, interest expense for the year ended December 31, 1996, on a pro forma basis, on the Term Loan Facility would have been approximately $3.4 million.

    The Revolving Credit Facility matures five years after the Initial Funding Date. Pursuant to the New Credit Agreement, the proceeds of loans under the Revolving Credit Facility may be used to finance a portion of the Recapitalization and the ongoing working capital needs of the Company. The Revolving Credit Facility was undrawn as of the Recapitalization Closing. A portion of the Revolving Credit Facility is available to finance acquisitions, subject to certain limitations, including pro forma compliance with financial covenants, and a portion is available in various foreign currencies to the Company's foreign subsidiaries. The Revolving Credit Facility also has a sublimit for letters of credit. The Revolving Credit Facility bears interest, at the Company's option, at the customary base rate plus 1.375% or at the customary reserve adjusted Eurodollar rate plus 2.375%. The Company is also required to pay a commitment fee of 0.5% per year on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears.

    The Bank Facilities are guaranteed by Packard Instrument. The Bank Facilities are also secured by a perfected first priority security interest in all of the Company's and its domestic subsidiaries' tangible and intangible assets, whether owned as of the Initial Funding Date or thereafter acquired (including, without limitation, intellectual property, real property, all of the capital stock of Packard Instrument and 65% of the capital stock of certain of the Company's foreign subsidiaries).

    The Bank Facilities contain certain financial covenants, including, but not limited to, a minimum fixed charge coverage test, a minimum interest coverage test, a maximum leverage test and a maximum capital expenditures limit. In addition, the Bank Facilities contain other customary affirmative and negative covenants relating to (among other things) limitations on other indebtedness, liens, investments, guarantees, restricted payments, mergers and acquisitions, sales of assets, leases, transactions with affiliates and conduct of business, with customary exceptions and baskets. The Bank Facilities contain customary events of default, including failure to make payments when due, failure to make interest payments or payments of fees after a grace period, cross-defaults, violations of covenants, material inaccuracies of representations and warranties, bankruptcy, material judgments, invalidity of guaranties or any security document and certain changes of control.

                       DESCRIPTION OF THE EXCHANGE NOTES

    The 144A Notes were issued and the Exchange Notes will be issued under the Indenture dated as of March 4, 1997 (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). References to "(Section
      )" mean the applicable Section of the Indenture.

    Upon the effectiveness of the Registration Statement of which this Prospectus forms a part, the Indenture will be subject to and governed by the Trust Indenture Act. The following summaries of the material provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and is incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions" or "Exchange Offer; Registration Rights."

GENERAL

    The Exchange Notes will mature on March 1, 2007, will be limited to $150,000,000 aggregate principal amount, and will be unsecured senior subordinated obligations of the Company. The Exchange Notes will be issued solely in exchange for an equal principal amount of outstanding 144A Notes pursuant to the Exchange Offer. The terms of the Exchange Notes will be identical to the 144A Notes, but since the Exchange Notes will have been registered under the Securities Act, they will generally be freely tradeable by holders thereof who are not affiliates of the Company. References in this Section to the "Notes" will be references to the 144A Notes and/or Exchange Notes, depending upon which are outstanding. Each Exchange Note will bear interest at the rate set forth on the cover page hereof from March 4, 1997 or from the most recent interest payment date to which interest has been paid, payable semiannually on March 1 and September 1 in each year, commencing September 1, 1997, to the Person in whose name the Exchange Note (or any predecessor Note) is registered at the close of business on the February 15 or August 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. (Sections 202, 301, 309 and 313)

    Principal of, premium, if any, and interest on the Notes are payable, and the Notes are exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee); PROVIDED, HOWEVER, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. (Sections 301, 305 and 1002) The Exchange Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section
305)

    Settlement for the Exchange Notes will be made in same day funds. All payments of principal and interest will be made by the Company in same day funds. The Exchange Notes will trade in the Same Day Funds Settlement System of the Depositary until maturity, and secondary market trading activity for the Exchange Notes will therefore settle in same day funds.

    When issued, the Exchange Notes will be a new class of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Exchange Notes. See "Risk Factors--Lack of Prior Market for the Exchange Notes."

OPTIONAL REDEMPTION

    The Notes are subject to redemption at any time on or after March 1, 2002, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning March 1 of the years indicated below:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2002.............................................................................      104.688%
2003.............................................................................      103.125%
2004.............................................................................      101.563%

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

    In addition, at any time on or prior to March 1, 2000, the Company may, at its option, use the net proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 30% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price equal to 109 3/8% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that at least $105 million aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption. In order to effect the foregoing redemption, the Company must mail a notice of redemption no later than 60 days after the related Public Equity Offering and must consummate such redemption within 90 days of the closing of the Public Equity Offering.

    If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable. (Sections 203, 1101, 1104, 1105 and 1107)

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

    If a Change of Control shall occur at any time, then each holder of Notes shall have the right to require that the Company purchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and in accordance with the other procedures set forth in the Indenture.

    Within 30 days of any Change of Control, the Company shall notify the Trustee thereof and give written notice of such Change of Control to each holder of Notes, by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things, that a Change of Control has occurred and the date of such event, the circumstances and relevant facts regarding such Change of Control (including, but not limited to, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); the purchase price and the purchase date which shall be fixed by the Company on a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any Note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance. (Section 1015)

    If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. See "-- Ranking." The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under "--Events of Default."

    The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

    The existence of a holder's right to require the Company to repurchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

    In addition to the obligations of the Company under the Indenture with respect to the Notes in the event of a "Change of Control," the Bank Credit Facility also contains an event of default upon a "Change of Control" as defined therein which obligates the Company to repay amounts outstanding under the Bank Credit Facility upon an acceleration of the indebtedness issued thereunder. Indebtedness pursuant to the Bank Credit Facility is senior in right of payment to the Notes under the Indenture. See "Description of New Credit Agreement."

    The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

RANKING

    The payment of the principal of, premium, if any, and interest on the Notes is subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or cash equivalents or, as acceptable to the holders of Senior Indebtedness, in any other manner, of all Senior Indebtedness. The Notes are senior subordinated indebtedness of the Company ranking PARI PASSU with all other existing and future senior subordinated indebtedness of the Company and senior to all existing and future Subordinated Indebtedness of the Company. (Sections 1301 and 1302)

    Upon the occurrence of any default in the payment of any Designated Senior Indebtedness beyond any applicable grace period and after the receipt by the Trustee from representatives of holders of any Designated Senior Indebtedness (collectively, a "Senior Representative") of written notice of such default, no payment (other than payments previously made pursuant to the provisions described under
"--Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company or any Subsidiary of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made on account of the principal of, premium, if any, or interest on, the Notes, or on account of the purchase, redemption, defeasance or other acquisition of or in respect of, the Notes unless and until such default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents or, as acceptable to the holders of Senior Indebtedness, in any other manner, after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

    Upon the occurrence and during the continuance of any non-payment default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may then be accelerated immediately (a "Non-payment Default") and after the receipt by the Trustee and the Company from a Senior Representative of written notice of such Non-payment Default, no payment (other than payments previously made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made by the Company or any Subsidiary on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of, the Notes for the period specified below (the "Payment Blockage Period").

    The Payment Blockage Period shall commence upon the receipt of notice of the Non-payment Default by the Trustee and the Company from a Senior Representative and shall end on the earliest of (i) the 179th day after such commencement, (ii) the date on which such Non-payment Default (and all Non-payment Defaults as to which notice is also given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Designated Senior Indebtedness is discharged or paid in full in cash or cash equivalents or, as acceptable to the holders of Senior Indebtedness, in any other manner or (iii) the date on which such Payment Blockage Period (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Company or the Trustee from the Senior Representative initiating such Payment Blockage Period, after which, in the case of each of clauses (i), (ii) and (iii), the Company will promptly resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Company or the Trustee of the notice initiating such Payment Blockage Period (such 179-day period referred to as the "Initial Period"). Any number of notices of Non-payment Defaults may be given during the Initial Period; provided that during any period of 365 consecutive days only one Payment Blockage Period, during which payment of principal of, premium, if any, or interest on, the Notes may not be made, may commence and the duration of such period may not exceed 179 days. No Non-payment Default with respect to any Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 365 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days. (Section 1303)

    If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

    The Indenture provides that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full before any payment or distribution (excluding distributions of certain permitted equity interest or subordinated securities) is made on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of, or in respect of, the Notes (other than payments previously made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture").

    By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations fully with respect to the Notes.

    "Senior Indebtedness" under the Indenture means the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law whether or not allowable as a claim in such proceeding) and all other monetary obligations on any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingently, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceedings under any state, federal or foreign bankruptcy laws whether or not allowable as a claim in such proceeding), and all other monetary obligations of every kind and nature of the Company from time to time owed to the lenders under the Bank Credit Facility; provided, however, that any Indebtedness under any refinancing, refunding or replacement of the Bank Credit Facility shall not constitute Senior Indebtedness to the extent the Indebtedness thereunder is by its express terms subordinate to any other Indebtedness of the Company. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes, (ii) Indebtedness that is by its terms subordinate or junior in right of payment to any Indebtedness of the Company,
(iii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to the Company, (iv) Indebtedness which is represented by Redeemable Capital Stock, (v) any liability for foreign, federal, state, local or other tax owed or owing by the Company to the extent such liability constitutes Indebtedness, (vi) Indebtedness of the Company to a Subsidiary or any other Affiliate of the Company or any of such Affiliate's subsidiaries and (vii) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture.

    "Designated Senior Indebtedness" under the Indenture means (i) all Senior Indebtedness under, or in respect of, the Bank Credit Facility, and (ii) any other Senior Indebtedness which at the time of determination, has an aggregate principal amount outstanding of at least $15 million and is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness" by the Company.

    As of December 31, 1996, on a pro forma basis after giving effect to the Recapitalization and the sale of the Notes, the Company would have had outstanding approximately $40.0 million aggregate principal amount of Senior Indebtedness, all of which would have been secured, and the Company's Subsidiaries would have had approximately $1.7 million of Indebtedness (excluding the guarantees by the Company's Subsidiaries of Senior Indebtedness). The Company also would have had no PARI PASSU or Subordinated Indebtedness outstanding.

    The Indenture limits, but does not prohibit, the incurrence by the Company and its Subsidiaries of additional Indebtedness, and the Indenture prohibits the incurrence by the Company of Indebtedness that is subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes.

    The Notes are effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any such Subsidiary upon the liquidation or reorganization of any such Subsidiary (and the consequent right of the holders of the Notes to participate in those assets) is effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

CERTAIN COVENANTS

    The Indenture contains, among others, the following covenants:

    LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness but excluding Permitted Indebtedness), unless such Indebtedness is incurred by the Company or constitutes Acquired Indebtedness of a Subsidiary and, in each case, the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.0. (Section 1008)

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Subsidiary to, directly or indirectly:

        (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

        (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, the Company's Capital Stock or any Capital Stock of any Affiliate of the Company (other than Capital Stock of any Wholly Owned Subsidiary of the Company) or options, warrants or other rights to acquire such Capital Stock;

        (iii) prior to any scheduled principal payment, sinking fund payment or maturity of any Subordinated Indebtedness, make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, such Subordinated Indebtedness (other than any such Indebtedness owed to the Company or a Wholly Owned Subsidiary);

        (iv) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Subsidiaries or (b) to all holders of Capital Stock of such Subsidiary on a PRO RATA basis); or

        (v) make any Investment in any Person (other than any Permitted Investments)

(any of the foregoing actions described in clauses (i) through (v), other than any such action that is a Permitted Payment (as defined below), collectively, "Restricted Payments") (the amount of any such Restricted Payment, if other than cash, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless
(1) immediately before and immediately after giving effect to such proposed Restricted Payment on a PRO FORMA basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an "event of default" under the terms of any Indebtedness of the Company or its Subsidiaries;
(2) immediately before and immediately after giving effect to such Restricted Payment on a PRO FORMA basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under "--LIMITATION ON INDEBTEDNESS;" and (3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture plus the Permitted Payments made under clause (b)(vii), do not exceed the sum of:

    (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter beginning after the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

    (B) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company either (x) as capital contributions in the form of common equity to the Company or (y) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (ii) or (iii) of paragraph (b) below), in each case, other than Net Cash Proceeds received from the issuance or sale of Qualified Capital Stock or options, warrants or rights to purchase Qualified Capital Stock in the Recapitalization;

    (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company;

    (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Company or its Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Redeemable Capital Stock were issued after the date of the Indenture, the aggregate of Net Cash Proceeds from their original issuance; and

    (E) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the date of the Indenture, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment.

    (b) Notwithstanding the foregoing, and in the case of clauses (ii) through
(vii) below, so long as there is no Default or Event of Default continuing, the foregoing provisions shall not prohibit the following actions (each of clauses
(i) through (vii) being referred to as a "Permitted Payment"):

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this Section and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a "Permitted Payment" for purposes of the calculation required by paragraph (a) of this Section;

        (ii) the repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issue and sale for cash (other than to a Subsidiary) of, other shares of Qualified Capital Stock of the Company; PROVIDED that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are, to the extent so used, excluded from clause
    (3)(B) of paragraph (a) of this Section;

        (iii) the repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness or Redeemable Capital Stock in exchange for, or in an amount not in excess of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary) of any Qualified Capital Stock of the Company, PROVIDED that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are, to the extent so used, excluded from clause (3)(B) of paragraph (a) of this Section;

        (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the substantially concurrent issuance of new Subordinated Indebtedness of the Company, PROVIDED that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; (3) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes; and (4) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

        (v) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of any Redeemable Capital Stock through the substantially concurrent issuance of new Redeemable Capital Stock of the Company, PROVIDED that any such new Redeemable Capital Stock (1) shall have an aggregate liquidation preference that does not exceed the aggregate liquidation preference of the amount so refinanced; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; and (3) has a Stated Maturity later than the Stated Maturity for the final scheduled principal payment of the Notes;

        (vi) the repurchase, redemption, or other acquisition or retirement for value of any shares of Capital Stock of the Company (i) upon the closing of the Recapitalization or (ii) which were owned immediately prior to the closing of the Recapitalization by Non-Management Stockholders (as defined in the Recapitalization Agreement) and which the Company made an offer to repurchase pursuant to Section 2.2 of the Recapitalization Agreement but which were not tendered to the Company, PROVIDED that the purchase price per share for such shares of Capital Stock of the Company shall not exceed $22.25 per share and any such shares of Capital Stock are purchased within 90 days of the closing of the Recapitalization; and

        (vii) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the board of directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases in any calendar year shall not exceed $2 million in cash or subordinated notes of the Company issued pursuant to Section 3.1 of the Stockholders' Agreement (plus any such amount in cash or such subordinated notes not utilized in prior years) PROVIDED that the aggregate amount of all such repurchases in any calendar year shall not exceed $5 million in cash or such subordinated notes of the Company, PROVIDED, FURTHER, that such subordinated notes (the "Management Notes") (1) have an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes, (2) have a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes, and
    (3) are expressly subordinated in right of payment to the Notes. (Section
    1009)

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Subsidiary) unless such transaction or series of related transactions is entered into in good faith and (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party, (b) with respect to any transaction or series of related transactions involving aggregate value in excess of $2.5 million, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (a) above, and (c) with respect to any transaction or series of related transactions involving aggregate value in excess of $5 million, either (A) such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, or (B) the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transactions or series of related transactions are fair to the Company or such Subsidiary from a financial point of view; PROVIDED, HOWEVER, that this provision shall not apply to (i) any transaction with an employee or director of the Company or any of its Subsidiaries entered into in the ordinary course of business (including compensation and employee benefit arrangements with any officer, director or employee of the Company or any Subsidiary, including under any stock option or stock incentive plans), (ii) the payment of a one-time fee to Stonington in connection with the Recapitalization in an aggregate amount not to exceed $2.5 million plus reasonable expenses and (iii) Restricted Payments made in accordance with "--LIMITATION ON RESTRICTED PAYMENTS" or Permitted Payments. (Section 1010)

    LIMITATION ON LIENS. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create or incur any Lien of any kind securing any Pari Passu Indebtedness or Subordinated

Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Subsidiary) upon any property or assets (including any intercompany notes) of the Company or any Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the Notes are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien except for Liens
(A) securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under "--Consolidation, Merger, Sale of Assets" or securing Acquired Indebtedness which, in each case, were created prior to (and not created in connection with, or in contemplation of) the incurrence of such Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Subsidiary) and which Indebtedness is permitted under the provisions of "--LIMITATION ON INDEBTEDNESS" or (B) securing any Indebtedness incurred in connection with any refinancing, renewal, substitutions or replacements of any such Indebtedness described in clause (A), so long as the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing by an amount greater than the lesser of (i) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (ii) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing, PROVIDED, HOWEVER, that in the case of clauses (A) and (B), any such Lien only extends to the assets that were subject to such Lien securing such Indebtedness prior to the related acquisition by the Company or its Subsidiaries. (Section 1012)

    LIMITATION ON SALE OF ASSETS. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 75% of the consideration from such Asset Sale is received in cash or Cash Equivalents and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets subject to such Asset Sale (as determined by the board of directors of the Company and evidenced in a board resolution). For the purposes of this covenant, "Cash Equivalents" means (x) the assumption of Indebtedness of the Company or any Subsidiary and the release of the Company or such Subsidiary from all liability on such Indebtedness in connection with such Asset Sale, (y) Temporary Cash Investments, and (z) securities received by the Company or any Subsidiary from the transferee that are promptly converted by the Company or such Subsidiary into cash.

    (b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any Senior Indebtedness then outstanding as required by the terms thereof, or the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such Senior Indebtedness, or if no such Senior Indebtedness is then outstanding, then the Company or a Subsidiary may, within 360 days of the Asset Sale invest the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto. The amount of such Net Cash Proceeds not applied to repay Senior Indebtedness or used or invested within 360 days of the Asset Sale as set forth in this paragraph constitutes "Excess Proceeds."

    (c) When the aggregate amount of Excess Proceeds exceeds $10 million, the Company will apply the Excess Proceeds to the repayment of the Notes and any other Pari Passu Indebtedness outstanding with provisions requiring the Company to make an offer to purchase or to purchase or redeem such Indebtedness with the proceeds from any Asset Sale as follows: (A) the Company will make an offer to purchase (an "Offer") from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes, and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness (subject to

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proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all Notes tendered) and (B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness, the Company will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; PROVIDED that in no event will the Company be required to make a Pari Passu Offer in a Pari Passu Debt Amount exceeding the principal amount of such Pari Passu Indebtedness plus the amount of any premium required to be paid to repurchase such Pari Passu Indebtedness. The offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date (the "Offer Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Pari Passu Indebtedness that is purchased in a Pari Passu Offer is less than the Pari Passu Debt Amount, the Company will use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes and Pari Passu Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon the completion of the purchase of all the Notes tendered pursuant to an Offer and the completion of a Pari Passu Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

    (d) The Indenture provides that, if the Company becomes obligated to make an Offer pursuant to clause (c) above, the Notes and the Pari Passu Indebtedness shall be purchased by the Company, at the option of the holders thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Offer is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act.

    (e) The Indenture provides that the Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer. (Section
1013)

    LIMITATION ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS. (a) The Company will not permit any Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Pari Passu Indebtedness or Subordinated Indebtedness of the Company unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the Notes on the same terms as the guarantee of such Indebtedness except that (A) such guarantee need not be secured unless required pursuant to "--LIMITATION ON LIENS" and (B) if such Indebtedness is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Subsidiary with respect to such Indebtedness shall be subordinated to such Subsidiary's Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes.

    (b) Notwithstanding the foregoing, any Guarantee by a Subsidiary of the Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Subsidiary, which transaction is in compliance with the terms of the Indenture and such Subsidiary is released from its guarantees of other Indebtedness of the Company or any Subsidiaries. (Section 1014)

    LIMITATION ON SENIOR SUBORDINATED INDEBTEDNESS. The Company will not, and will not permit any Guarantor to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise permit to exist any Indebtedness that is subordinate in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also PARI PASSU with the Notes or the Guarantee of such Guarantor or subordinate in right of payment to the Notes or such Guarantee at least to the same extent as the Notes or such Guarantee are subordinate in right of payment to Senior Indebtedness or Senior Indebtedness of such Guarantor, as the case may be. (Section 1011)

    LIMITATION ON PREFERRED STOCK OF SUBSIDIARIES.  The Company will not permit
(a) any Subsidiary of the Company to issue any Preferred Stock, except for (i) Preferred Stock issued to the Company or a Wholly Owned Subsidiary, and (ii) Preferred Stock issued by a Person prior to the time (A) such Person becomes a Subsidiary, (B) such Person merges with or into a Subsidiary or (C) a Subsidiary merges with or into such Person; PROVIDED that such Preferred Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C) or (b) any Person (other than the Company or a Wholly Owned Subsidiary) to acquire Preferred Stock of any Subsidiary from the Company or any Subsidiary, except, in the case of clause (a) or (b), upon the acquisition of all the outstanding Capital Stock of such Subsidiary in accordance with the terms of the Indenture. (Section 1016)

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create any consensual encumbrance or restriction on the ability of any Subsidiary to (i) pay dividends or make any other distribution on its Capital Stock, (ii) pay any Indebtedness owed to the Company or any other Subsidiary, (iii) make any Investment in the Company or any other Subsidiary or (iv) transfer any of its properties or assets to the Company or any other Subsidiary, except for: (a) any encumbrance or restriction pursuant to any agreement in effect on the date of the Indenture and listed on a schedule to the Indenture; (b) any encumbrance or restriction, with respect to a Subsidiary that is not a Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary; (c) customary non-assignment or subletting provisions of any lease, license or other contract; (d) any restriction entered into in the ordinary course of business contained in any lease of any Subsidiary or any security agreement or mortgage securing Indebtedness of any Subsidiary to the extent such restriction restricts the transfer of property subject to such security agreement, mortgage or lease; (e) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (a), (b),
(c) or (d), or in this clause (e), PROVIDED that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced; or (f) restrictions arising under any applicable law, rule, regulation or order. (Section 1017)

    LIMITATIONS ON UNRESTRICTED SUBSIDIARIES. The Company will not make, and will not permit its Subsidiaries to make, any Investment in Unrestricted Subsidiaries if, at the time thereof, the aggregate amount of such Investments would exceed the amount of Restricted Payments then permitted to be made pursuant to the "--LIMITATION ON RESTRICTED PAYMENTS" covenant. Any Investments in Unrestricted Subsidiaries permitted to be made pursuant to this covenant (i) will be treated as a Restricted Payment in calculating the amount of Restricted Payments made by the Company and (ii) may be made in cash or property. (Section
1018)

    PROVISION OF FINANCIAL STATEMENTS. After the earlier to occur of the consummation of the Exchange Offer and the 150th calendar day following the date of original issue of the 144A Notes, whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act if the Company were so subject, such documents to be filed with the Commission on or prior to the date (a "Required Filing Date") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date occurring after the issuance of the 144A Notes (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act if the Company were subject to either of such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act,

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promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company's cost. If any Guarantor's financial statements would be required to be included in the financial statements filed or delivered pursuant to the Indenture if the Company were subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall include such Guarantor's financial statements in any filing or delivery pursuant to the Indenture. The Indenture also provides that, so long as any of the 144A Notes remain outstanding, the Company will make available to any prospective purchaser of 144A Notes or beneficial owner of 144A Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Company has either exchanged the 144A Notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such 144A Notes pursuant to an effective registration statement under the Securities Act. (Section 1019)

    ADDITIONAL COVENANTS. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

CONSOLIDATION, MERGER, SALE OF ASSETS

    The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto
(i) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis (the "Surviving Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, as the case may be, and the Notes and the Indenture will remain in full force and effect as so supplemented; (ii) immediately before and immediately after giving effect to such transaction on a PRO FORMA basis (and treating any Indebtedness not previously an obligation of the Company or any of its Subsidiaries which becomes the obligation of the Company or any of its Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately before and immediately after giving effect to such transaction on a PRO FORMA basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such PRO FORMA calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "--Certain Covenants--LIMITATION ON INDEBTEDNESS;" (iv) at the time of the transaction each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantees shall apply to such Person's obligations under the Indenture and the Notes; (v) at the time of the transaction if any of the property or assets of the Company or any of its Subsidiaries would thereupon become subject to any Lien, the provisions of "--Certain Covenants--LIMITATION ON LIENS" are complied with; and (vi) at the time of the transaction the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance

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reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801)

    The Indenture also provides that if any Guarantor, in a single transaction or through a series of related transactions, consolidates with or merges with or into any other Person (other than the Company or any Guarantor) or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its properties and assets on a Consolidated basis to any Person or group of affiliated Persons (other than the Company or any Guarantor) such Guarantor or successor entity will reaffirm the Guarantee of such entity unless such Guarantee is released pursuant to paragraph (b) of "--Certain Covenants--LIMITATION ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS."

    In the event of any transaction (other than a lease) described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company or any Guarantor, as the case may be, is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company or any Guarantor, as the case may be, would be discharged from all obligations and covenants under the Indenture and the Notes or its Guarantee, as the case may be. (Section 802)

EVENTS OF DEFAULT

    An Event of Default will occur under the Indenture if:

        (i) there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days;

        (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

        (iii) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (i), (ii) or (iv)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes;

        (iv) (a) there shall be a default in the performance or breach of the provisions described in "-- Consolidation, Merger, Sale of Assets;" (b) the Company shall have failed to make or consummate an Offer required in accordance with the provisions of "--Certain Covenants--LIMITATION ON SALE OF ASSETS;" or (c) the Company shall have failed to make or consummate a Change of Control Offer required in accordance with the provisions of "--Purchase of Notes Upon a Change of Control;"

        (v) one or more defaults shall have occurred under any of the agreements, indentures or instruments under which the Company, any Guarantor or any Subsidiary then has outstanding Indebtedness in excess of $7.5 million, individually or in the aggregate, and either (a) such default results from the failure to pay such Indebtedness at its stated final maturity or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

        (vi) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms except to the extent contemplated by the Indenture and any such Guarantee;

        (vii) one or more judgments, orders or decrees for the payment of money in excess of $7.5 million, either individually or in the aggregate, shall be rendered against the Company, any Guarantor or any Subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or

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    (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment, order or decree, by reason of an appeal or otherwise, shall not be in effect, PROVIDED that the amount of such money judgment, order or decree shall be calculated net of any insurance coverage that the Company has determined in good faith is available in whole or in part with respect to such money judgment, order or decree;

        (viii) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, any Guarantor or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company, any Guarantor or any Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Guarantor or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, any Guarantor or any Significant Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their respective affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

        (ix) (a) the Company, any Guarantor or any Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company, any Guarantor or any Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company, such Guarantor or such Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company, any Guarantor or any Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company, any Guarantor or any Significant Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, any Guarantor or such Significant Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) the Company, any Guarantor or any Significant Subsidiary takes any corporate action in furtherance of any such actions in this paragraph
    (ix). (Section 501)

    If an Event of Default (other than as specified in clauses (viii) and (ix) of the prior paragraph with respect to the Company) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Notes to be due and payable, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in clause (viii) or (ix) of the prior paragraph occurs with respect to the Company and is continuing, then all the Notes shall IPSO FACTO become and be due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings.

    After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes then outstanding, (iii) the principal of and premium, if any, on any Notes then outstanding which

                                       92
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have become due otherwise than by such declaration of acceleration and interest thereon at a rate borne by the Notes and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (b) all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. No such rescission shall affect any subsequent default or impair any right consequent thereon.

    If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the agent under the Bank Credit Agreement of the acceleration. If any indebtedness under the Bank Credit Agreement is outstanding, the Company may not pay the Notes until five business days after the agent under the Bank Credit Agreement receives notice of such acceleration, and, thereafter, may pay the Notes only if the Indenture otherwise permits payments at that time. (Section 502)

    The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all outstanding Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Note or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected by such modification or amendment. (Section 513)

    The Company is also required to notify the Trustee within ten business days of the occurrence of any Default. (Section 1020) The Company is required to deliver to the Trustee, on or before a date not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. (Section 1020) The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby. (Section 603)

    The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, PROVIDED that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon the Notes discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company, any such Guarantor and any other obligor under the Indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "--Events of Default" will no longer constitute an Event of Default with respect to the Notes. (Sections 401, 402 and 403)

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    In order to exercise either defeasance or covenant defeasance, (i) the
Company must irrevocably deposit or cause to be deposited with the Trustee, in trust, for the benefit of the holders of the Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or on any date after March 1, 2002 (such date being referred to as the "Defeasance Redemption Date"), if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption
Date); (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit) shall have occurred and be continuing on the date of such deposit or insofar as clauses (viii) or (ix) under the first paragraph under "--Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); (v) such defeasance or covenant defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any securities of the Company or any Guarantor; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which it is bound; (vii) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; (viii) the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (ix) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; (x) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (xi) the Company will have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section 404)

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all

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outstanding Notes under the Indenture when (a) either (i) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest on, such Notes at such Maturity, Stated Maturity or redemption date;
(b) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and any Guarantor; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which the Company, any Guarantor or any Subsidiary is bound. (Section 1201)

MODIFICATIONS AND AMENDMENTS

    Modifications and amendments of the Indenture may be made by the Company, each Guarantor, if any, and the Trustee with the consent of the holders of at least a majority of aggregate principal amount of the Notes then outstanding; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, or change to an earlier date any redemption date of, or waive a default in the payment of the principal or interest on, any such Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with "--Certain Covenants--LIMITATION ON SALE OF ASSETS" or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with "--Purchase of Notes Upon a Change of Control," including, in each case, amending, changing or modifying any definitions relating thereto; (iii) reduce the percentage in principal amount of such outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the Indenture; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding Notes required for any such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each such Note affected thereby; (v) except as otherwise permitted under "--Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture relating to the subordination of the Notes or any Guarantee thereof in any manner adverse to the holders of the Notes or any such Guarantee. (Section 902)

    Notwithstanding the foregoing, without the consent of any holders of the Notes, the Company, any Guarantor and the Trustee may modify or amend the
Indenture: (a) to evidence the succession of another

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Person to the Company, any Guarantor or any other obligor upon the Notes, and the assumption by any such successor of the covenants of the Company or such Guarantor or obligor in the Indenture and in the Notes and in any Guarantee in accordance with "--Consolidation, Merger, Sale of Assets"; (b) to add to the covenants of the Company, any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes, or to surrender any right or power conferred upon the Company or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture or in any supplementary indenture, the Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the Notes or any Guarantee; PROVIDED that, in each case, such provisions shall not adversely affect the interest of the holders of the Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor trustee under the Indenture; or (g) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company's and any Guarantor's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise. (Section 901)

    The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. (Section 1021)

GOVERNING LAW

    The Indenture, the Notes and any Guarantee are governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof. (Section 113).

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee. (Sections 608 and 611)

    The holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. (Section 603)

CERTAIN DEFINITIONS

    "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred

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
on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary, as the case may be.

    "Affiliate" means, with respect to any specified Person: (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any other Person that owns, directly or indirectly, 5% or more of such specified Person's Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or
(iii) any other Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of: (i) any Capital Stock of any Subsidiary; (ii) all or substantially all of the properties and assets of any division or line of business of the Company or its Subsidiaries; or (iii) any other properties or assets of the Company or any Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets
(A) that is governed by the provisions described under "-- Consolidation, Merger, Sale of Assets," (B) that is by the Company to any Guarantor or to any Subsidiary that after the date hereof becomes a Guarantor, or by any Subsidiary to the Company or any Wholly Owned Subsidiary in accordance with the terms of the Indenture, (C) that is of obsolete equipment or other obsolete assets in the ordinary course of business, (D) that represents an Investment in a Permitted Joint Venture in the form of contributions of assets; or (E) the Fair Market Value of which in the aggregate does not exceed $500,000 in any transaction or series of related transactions.

    "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

    "Bank Credit Facility" means the Credit Agreement, dated as of the date of the Indenture, among Bank of America National Trust and Savings Association, BancAmerica Securities, Inc., Canadian Imperial Bank of Commerce, CIBC Wood Gundy Securities Corp., the other Banks, the Company and certain of its Subsidiaries, as such agreement, in whole or in part, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing).

    "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

    "Banks" means the lenders under the Bank Credit Facility.

    "Capital Lease Obligation" of any Person means any obligation of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

    "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock or other equity interests whether now outstanding or issued after the date of the Indenture.

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    "Change of Control" means the occurrence of any of the following events: (i)
any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the total outstanding Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by the Permitted Holders or by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors then in office; (iii) the Company consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with the Company in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is not changed or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company or where (A) the outstanding Voting Stock of the Company is changed into or exchanged for (x) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "--Certain Covenants--LIMITATION ON RESTRICTED PAYMENTS" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "--Certain Covenants--LIMITATION ON RESTRICTED PAYMENTS") and (B) no "person" or "group," other than Permitted Holders, owns immediately after such transaction, directly or indirectly, more than a majority of the total outstanding Voting Stock of the surviving corporation; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "--Consolidation, Merger, Sale of Assets."

    "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act then the body performing such duties at such time.

    "Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

    "Common Stock" means the common stock, par value $.01 per share, of the Company.

    "Company" means Packard BioScience Company (f/k/a Canberra Industries, Inc.), a corporation incorporated under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

    "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of such Person and its Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the sum of Consolidated Interest Expense for such period and cash dividends paid on any Preferred Stock or Redeemable Capital Stock of such Person or any subsidiary of such Person during such period, in each case after giving PRO FORMA effect to (i) the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period; and (iv) any acquisition or disposition by the Company and its Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such applicable period, assuming such acquisition or disposition had been consummated on the first day of such period; PROVIDED that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a PRO FORMA basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a PRO FORMA basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

    "Consolidated Income Tax Expense" of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Subsidiaries for such period as determined in accordance with GAAP.

    "Consolidated Interest Expense" of any Person means, without duplication, for any period, the sum of (a) the interest expense of such Person and its Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net costs associated with Interest Rate Agreements, Currency Hedging Arrangements and Commodity Price Protection Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b)
(i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period and (ii) all capitalized interest of such Person and its Subsidiaries plus (c) the interest expense under any Guaranteed Debt of such Person and any Subsidiary to the extent not included under clause (a)(iv) above, in each case as determined on a Consolidated basis in accordance with GAAP, provided that noncash interest accrued but not paid on any Management Notes issued pursuant to clause (b)(vii) of "--Certain Covenants-- LIMITATION ON RESTRICTED PAYMENTS" and amortization of deferred financing fees previously paid shall be excluded from Consolidated Interest Expense.

    "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains or losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of such Person and its Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Subsidiaries, (iii) net income (or loss) of any Person combined with such Person or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) net gains (or losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (vi) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (vii) any restoration to income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the

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date of the Indenture, (viii) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness of such Person or (ix) transaction costs charged during the first quarter of fiscal 1997 in connection with the Recapitalization.

    "Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

    "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

    "Currency Hedging Arrangements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

    "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

    "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

    "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors.

    "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture.

    "Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations.

    "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; PROVIDED that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

    "Guarantor" means any Subsidiary which becomes a guarantor of the Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the Notes pursuant to the "Limitations on Liens" covenant or the "Limitation on Issuance of Guarantees of Indebtedness" covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

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    "Indebtedness" means, with respect to any Person, without duplication, (i)
all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Protection Agreements of such Person, (v) all Capital Lease Obligations of such Person, (vi) all Indebtedness referred to in clauses (i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person, (viii) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability which constitutes Indebtedness of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

    "Indenture Obligations" means the obligations of the Company and any other obligor under the Indenture or under the Notes including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Notes, according to the respective terms thereof.

    "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

    "Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP.

    "Lien" means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

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    "Maturity" means, when used with respect to the Notes, the date on which the principal of the Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Offer Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

    "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (v) appropriate amounts to be provided by the Company or any Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under "--Certain Covenants--LIMITATION ON RESTRICTED PAYMENTS," the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Non-U.S. Subsidiaries" means Subsidiaries organized under the laws of jurisdictions other than the United States and the states and territories thereof.

    "Pari Passu Indebtedness" means (a) any Indebtedness of the Company that is PARI PASSU in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks PARI PASSU in right of payment to such Guarantee.

    "Permitted Holders" means Stonington, the Fund and their respective Affiliates.

    "Permitted Indebtedness" means:

        (i) Indebtedness of the Company and Non-U.S. Subsidiaries (and guarantees of such Indebtedness of the Company by Subsidiaries) under the Bank Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $115 million, minus all principal payments made in respect of any term loans thereunder and minus the amount by which any commitments under any revolving credit facility thereunder are permanently reduced;

        (ii) Indebtedness of the Company pursuant to the Notes and Indebtedness of any Guarantor pursuant to a Guarantee of the Notes;

        (iii) Indebtedness of the Company or any Subsidiary outstanding on the date of the Indenture and listed on a schedule thereto;

                                      102
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        (iv) Indebtedness of the Company owing to a Subsidiary; PROVIDED that any Indebtedness of the Company owing to a Subsidiary is subordinated in right of payment to the Notes to the same extent that the Notes are subordinated to Senior Indebtedness and, upon an Event of Default, such Indebtedness shall not be due and payable until such Event of Default is cured, waived or rescinded; PROVIDED, FURTHER, that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (iv);

        (v) Indebtedness of a Wholly Owned Subsidiary owing to the Company or another Wholly Owned Subsidiary; PROVIDED that all amounts owing pursuant to any such Indebtedness is immediately due and payable upon an Event of Default and until such Event of Default is cured, waived or rescinded; PROVIDED, FURTHER, that (a) any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or a Wholly Owned Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (v), and (b) any transaction pursuant to which any Wholly Owned Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Subsidiary, ceases to be a Wholly Owned Subsidiary shall be deemed to be the incurrence of Indebtedness by such Wholly Owned Subsidiary that is not permitted by this clause (v);

        (vi) guarantees of any Subsidiary made in accordance with the provisions of "--Certain Covenants--LIMITATION ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS;"

        (vii) obligations of the Company entered into in the ordinary course of business (a) pursuant to Interest Rate Agreements designed to protect the Company or any Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Subsidiary as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding, (b) under any Currency Hedging Arrangements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations, or (c) under any Commodity Price Protection Agreements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

        (viii) Indebtedness of the Company and its Subsidiaries represented by Capital Lease Obligations or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition, improvement or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company and any refinancings of such Indebtedness made in accordance with subclauses (a), (b) and (c) of clause
    (x) below, in an aggregate principal amount pursuant to this clause (viii) not to exceed $5 million outstanding at any time; PROVIDED that the principal amount of any Indebtedness permitted under this clause (viii) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed;

        (ix) Indebtedness of the Company or any Subsidiary in respect of performance bonds, bankers' acceptances, letters of credit of the Company or any Subsidiary and surety bonds provided by the Company or any Subsidiary in the ordinary course of business, not to exceed at any given time $5 million outstanding in the aggregate;

        (x) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (ii) and (iii) of this definition of "Permitted Indebtedness," including any successive refinancings (a) so long as the borrower under such refinancing is the Company or, if not the Company, the same as the borrower of the Indebtedness being refinanced, (b) the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing by an amount greater than the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the

                                      103
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    Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and (c) (A) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, such new Indebtedness is made subordinated to the Notes at least to the same extent as the Indebtedness being refinanced and (B) in the case of Pari Passu Indebtedness or Subordinated Indebtedness, as the case may be, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness;

        (xi) Indebtedness of the Company and its Subsidiaries in an aggregate principal amount not to exceed $7.5 million, the proceeds of which are used to purchase the 40% equity interest in Packard Japan KK not presently owned by the Company and its Subsidiaries;

        (xii) Management Notes issued pursuant to clause (b)(vii) of the covenant "LIMITATION ON RESTRICTED PAYMENTS"; and

        (xiii) Indebtedness of the Company and its Subsidiaries (including Acquired Indebtedness) in addition to that described in clauses (i) through
    (xii) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $20 million outstanding at any one time in the aggregate.

    "Permitted Investment" means (i) Investments in any Subsidiary or any Person which, as a result of such Investment, (a) becomes a Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Subsidiary; (ii) Indebtedness of the Company or a Subsidiary described under clauses (iv), (v) and (vi) of the definition of "Permitted Indebtedness"; (iii) Investments in any of the Notes; (iv) Temporary Cash Investments; (v) Investments acquired by the Company or any Subsidiary in connection with an Asset Sale permitted under "--Certain Covenants--LIMITATION ON SALE OF ASSETS" to the extent such Investments are non-cash proceeds as permitted under such covenant; (v) Investments in existence on the date of the Indenture; (vi) guarantees of Indebtedness of a Wholly Owned Subsidiary given by the Company or another Wholly Owned Subsidiary and guarantees of Indebtedness of the Company given by any Subsidiary, in each case, in accordance with the terms of the Indenture; (vii) Investments in any Permitted Joint Venture in the aggregate amount of $20 million at any one time outstanding; and (viii) any other Investments in the aggregate amount of $5 million at any one time outstanding. In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company's Board of Directors) at the time of Investment.

    "Permitted Joint Venture" means any joint venture in which the Company or any Subsidiary holds Voting Stock and which develops, manufactures, sells or licenses instrumentation, biochemicals, consumables or other related products in connection with the biotechnological and drug discovery segments of the life sciences industry or the nuclear instrumentation industry.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

    "Public Equity Offering" means an underwritten public offering of Capital Stock (other than Redeemable Capital Stock) pursuant to a registration statement that has been declared effective by the Commission (other than a registration statement on Form S-8 or any successor form or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

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    "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company and its Subsidiaries and any additions and accessions thereto, which are purchased at any time after the Notes are issued; PROVIDED that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 180 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accession thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company and its Subsidiaries of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

    "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

    "Recapitalization" means the transactions defined as the "Recapitalization" in the Prospectus with respect to the Notes.

    "Recapitalization Agreement" means the Recapitalization and Stock Purchase Agreement, dated as of November 26, 1996, among the Company, the Management Stockholders signatory thereto, and CII Acquisition LLC, as in effect on the date of the Indenture.

    "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof, provided that the term "Redeemable Capital Stock" shall not include shares of Capital Stock which would not be Redeemable Capital Stock but for the provisions of Section 3.1 of the Stockholders' Agreement.

    "Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

    "Senior Guarantor Indebtedness" means Indebtedness of a Guarantor which secures or guarantees any Senior Indebtedness.

    "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

    "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

    "Stockholders' Agreement" means the Stockholders' Agreement, dated the date hereof, among the Company, certain management investors listed in Schedule I thereto, certain non-management investors listed in Schedule II thereto, Stonington Capital Appreciation 1994 Fund, L.P. and other parties thereto, as in effect on the date of the Indenture.

    "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor subordinated in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

    "Subsidiary" means any Person, a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the

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Company and one or more other Subsidiaries; PROVIDED that any Unrestricted
Subsidiary shall not be deemed a Subsidiary under the Notes.

    "Temporary Cash Investments" means (i) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (ii) any certificate of deposit (or, with respect to non-U.S. banking institutions, similar instruments) maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the Federal Reserve System or a commercial banking institution organized and located in a country recognized by the United States of America, in each case, that has combined capital and surplus and undivided profits of not less than $500 million (or the foreign currency equivalent thereof), whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. ("Moody's") or any successor rating agency or "A-1" (or higher) according to Standard & Poor's Rating Group, a division of McGraw Hill, Inc. ("S&P") or any successor rating agency, (iii) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and (iv) any money market deposit accounts or demand deposit accounts issued or offered by a domestic commercial bank or a commercial banking institution organized and located in a country recognized by the United States of America, in each case having capital and surplus in excess of $500 million (or the foreign currency equivalent thereof); PROVIDED that the short term debt of such commercial bank has a rating, at the time of Investment, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P.

    "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, or any successor statute.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if all of the following conditions apply: (a) neither the Company nor any of its Subsidiaries provides credit support for Indebtedness of such Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (b) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, (c) any Investment in such Unrestricted Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary shall not violate the provisions under "--Certain Covenants-- LIMITATION ON UNRESTRICTED SUBSIDIARIES" covenant and such Unrestricted Subsidiary is not party to any agreement, contract, arrangement or understanding at such time with the Company or any other Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such other Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed an Investment, and (d) such Unrestricted Subsidiary does not own any Capital Stock in any Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary. Any such designation by the board of directors of the Company shall be evidenced to the Trustee by filing with the Trustee a board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing conditions and shall be deemed a Restricted Payment on the date of designation in an amount equal to the greater of (1) the net book value of such Investment or (2) the Fair Market Value of such Investment as determined in good faith by the Company's board of directors. The board of directors of the Company may designate any Unrestricted Subsidiary as a Subsidiary; PROVIDED that (i) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the restrictions under

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"--Certain Covenants--LIMITATION ON INDEBTEDNESS" and (ii) all Indebtedness of
such Subsidiary shall be deemed to be incurred on the date such Unrestricted Subsidiary becomes a Subsidiary.

    "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (i) as to which neither the Company nor any Subsidiary is directly or indirectly liable (by virtue of the Company or any such Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Subsidiary to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary and (ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Subsidiary to declare, a default on such Indebtedness of the Company or any Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

    "Voting Stock" means Capital Stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

    "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY DELIVERY AND FORM

    The certificates representing the Exchange Notes will be issued in fully registered form, without coupons. Except as described below, the Exchange Notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co. as DTC's nominee, in the form of a global Exchange Note certificate (the "Global Exchange Note") or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

    Holders of Exchange Notes who elect to take physical delivery of their certificates instead of holding their interest through the Global Exchange Note (collectively referred to herein as the "Non-Global Holders") will be issued in registered form a certificated Exchange Note ("Certificated Exchange Note"). Upon the transfer of any Certificated Exchange Note initially issued to a Non-Global Holder, such Certificated Exchange Note will, unless the transferee requests otherwise or the Global Exchange Note has previously been exchanged in whole for Certificated Exchange Notes, be exchanged for an interest in the Global Exchange Note.

    THE GLOBAL EXCHANGE NOTE. The Company expects that, pursuant to procedures established by DTC, (a) upon deposit of the Global Exchange Note, DTC or its custodian will credit on its internal system the principal amount at maturity of Exchange Notes of the individual beneficial interests represented by such Global Exchange Note to the respective accounts of persons who have accounts with DTC and (b) ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Exchange Note will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Qualified Institutional Buyers may hold their interests in the Global Note directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system.

    So long as DTC, or its nominee, is the registered owner or holder of the Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Exchange Note will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Exchange Notes.

    Payments of the principal of or premium and interest on the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

    The Company expects that DTC or its nominee, upon receipt of any payment of the principal of or premium and interest on the Global Exchange Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Exchange Note held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

    Transfers between Participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in federal funds. If a holder requires physical delivery of a Certificated Exchange Note for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes or to pledge such securities, such holder must transfer its interest in the Global Exchange Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

    DTC has advised the Company that DTC will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Exchange Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Exchange Note for Certificated Exchange Notes, which it will distribute to its Participants.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the Global Exchange Notes among Participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED EXCHANGE NOTES. If DTC is at any time unwilling or unable to continue as a depository for the Global Exchange Note and a successor depository is not appointed by the Company within 90 days, the Company will issue Certificated Exchange Notes in exchange for the Global Exchange Note.

                   DESCRIPTION OF CERTAIN FEDERAL INCOME TAX
              CONSEQUENCES OF AN INVESTMENT IN THE EXCHANGE NOTES

    The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the 144A Notes or the Exchange Notes by a United States Holder (as defined below). This summary deals only with United States Holders that will hold the 144A Notes or the Exchange Notes as capital assets. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the 144A Notes or the Exchange Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the 144A Notes or the Exchange Notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not United States Dollars). Furthermore, the discussion below is based on provisions of the Code, and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION.

    As used herein, the term "United States Holder" means a beneficial owner of the 144A Notes or the Exchange Notes that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or any State thereof,
(iii) a person or entity that is otherwise subject to United States federal income tax on a net income basis in respect of income derived from the 144A Notes or the Exchange Notes, or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph.

INTEREST

    Interest (including any additional interest paid because of failure to satisfy the requirements of the Registration Rights Agreement ("Additional Interest")) paid on a 144A Note or an Exchange Note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE EXCHANGE NOTES

    In general (with certain exceptions described below), a United States Holder's tax basis in an Exchange Note will equal the price paid for the 144A Notes for which such Exchange Note was exchanged pursuant to the Exchange Offer. A United States Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of a 144A Note or an Exchange Note (or portion thereof) equal to the difference between the amount realized on such disposition and the United States Holder's tax basis in the 144A Note or the Exchange Note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of a 144A Note or an Exchange Note will be capital gain or loss and will be long-term capital gain or loss if such 144A Note or Exchange Note was held for more than one year. Any such gain will generally be United States source gain.

BOND PREMIUM

    If a United States Holder acquires an Exchange Note or has acquired a 144A Note, in each case, for an amount more than its redemption price, the Holder may elect to amortize such bond premium on a yield to maturity basis. Once made, such an election applies to all bonds (other than bonds the interest on which is excludable from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, unless the IRS consents to a revocation of the election. The basis of an Exchange Note will be reduced by any amortizable bond premium taken as a deduction.

MARKET DISCOUNT

    The purchase of an Exchange Note or the purchase of a 144A Note other than at original issue may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily defined DE MINIMIS exception, if a United States Holder purchases an Exchange Note (or purchased a 144A Note) at a "market discount," as defined below, and thereafter recognizes gain upon a disposition of the Exchange Note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that has accrued ("accrued market discount") while the Exchange Note (and its predecessor 144A Note, if any) was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than as capital gain. For an Exchange Note or a 144A Note, "market discount" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Exchange Note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method. Such an election applies only to the Exchange Note with respect to which it is made and is irrevocable.

    In lieu of including the accrued market discount in income at the time of disposition, a United States Holder of an Exchange Note acquired at a market discount (or acquired in exchange for a 144A Note acquired at a market discount) may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the IRS consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of an Exchange Note (or, where applicable, a predecessor 144A Note) in the hands of the United States Holder will be increased by the accrued market discount thereon as it is includible in income. A United States Holder of a market discount Exchange Note who does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Exchange Note, if any, in an amount not exceeding the accrued market discount on such Exchange Note until the maturity or disposition of such Exchange Note.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Payments of interest (including any Additional Interest) and principal on, and the proceeds of sale or other disposition of the 144A Notes or the Exchange Notes payable to a United States Holder may be subject to information reporting requirements and backup withholding at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

    The Company entered into the Registration Rights Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancAmerica Securities and CIBC Wood Gundy (the "Initial Purchasers") pursuant to which the Company agreed, for the benefit of the holders of the 144A Notes, at the Company's cost, to use its best efforts (i) to file with the Commission the Registration Statement of which this Prospectus forms a part with respect to the Exchange Offer for the Exchange Notes within 45 days after the date of original issue of the 144A Notes, (ii) to cause the Registration Statement to be declared effective under the Securities Act within 105 days of the date of original issue of the 144A Notes, (iii) to keep the Registration Statement effective until the closing of the Exchange Offer, and (iv) to cause the Exchange Offer to be consummated within 135 days of the original issue date of the 144A Notes. Promptly after the Registration Statement has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the 144A Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the 144A Notes. For each 144A Note validly tendered to the Company pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such 144A Note will receive an Exchange Note having a principal amount equal to that of the tendered 144A Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the tendered 144A Note in exchange therefor or, if no interest has been paid on such 144A Note, from the date of the original issue of the 144A Note.

    Based on an interpretation of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of 144A Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, (ii) will not be able to tender 144A Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the 144A Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

    Each holder of the 144A Notes who wishes to exchange 144A Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of the Company nor a broker-dealer tendering 144A Notes acquired directly from the Company for its own account,
(ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") who acquired the 144A Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the 144A Notes) with the Prospectus contained in the Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the Prospectus contained in the Registration Statement in connection with the resale of such Exchange Notes.

    In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the company to effect the Exchange Offer, or if for any other reason the Registration Statement is not declared effective within 105 days of the date of original issue of the 144A Notes or the Exchange Offer is not consummated within 135 days of the date of original issue of the 144A Notes, or upon the request of any of the Initial Purchasers, or if a holder of the 144A Notes is not permitted by applicable law to participate in the Exchange Offer or elects to participate in the Exchange Offer but does not receive fully tradable Exchange Notes pursuant to the Exchange Offer, the Company will, in lieu of effecting the registration of the Exchange Notes pursuant to the Registration Statement and at the Company's cost, (a) as promptly as practicable, file with the Commission the Shelf Registration Statement covering resales of the 144A Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 135th day after the original issue of the 144A Notes (or within 30 days of the request by any Initial Purchaser) and (c) use its best efforts to keep effective the Shelf Registration Statement for a period of two years after its effective date (or for such shorter period that will terminate when all of the 144A Notes covered by the Shelf Registration Statement have been sold pursuant thereto or cease to be outstanding). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the 144A Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the 144A Notes has become effective and take certain other actions as are required to permit unrestricted resales of the 144A Notes. A holder of 144A Notes who sells such 144A Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver the prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

    In the event that (i) the Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the date of original issue of the 144A Notes, (ii) the Registration Statement is not declared effective on or prior to the 105th calendar day following the date of original issue of the 144A Notes or (iii) the Exchange Offer is not consummated on or prior to the 135th day following the date of original issue of the 144A Notes or a Shelf Registration Statement is not declared effective on or prior to the 135th day following the date of original issue of the 144A Notes (or, if a Shelf Registration Statement is required to be filed because of the request by any Initial Purchaser, 30 days following the request by any such Initial Purchaser that the Company file the Shelf Registration Statement) (each such event referred to in clauses (i) through (iii) above, a "Registration Default"), the interest rate borne by the 144A Notes (except in the case of clause (iii), in which case only the 144A Notes which have not been exchanged in the Exchange Offer) shall be increased by one-quarter of one percent per annum upon the occurrence of any Registration Default, which rate (as increased as aforesaid) will increase by an additional one quarter of one percent each 90-day period that such additional interest continues to accrue under any such circumstance, with an aggregate maximum increase in the interest rate equal to one percent (1%) per annum. Following the cure of all Registration Defaults the accrual of additional interest will cease and the interest rate will revert to the original rate.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and is incorporated herein by reference.

                              PLAN OF DISTRIBUTION

    Each Participating Broker-Dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for 144A Notes where such 144A Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale and Participating Broker-Dealers shall be authorized to deliver this Prospectus in connection with the sale or transfer of the Exchange Notes. In addition,
until           , 1997 (90 days after the date of this Prospectus), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sales of the Exchange Notes by Participating Broker-Dealers. Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time, in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer. Any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal. See "The Exchange Offer."

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Day, Berry & Howard, Hartford, Connecticut.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

                       CONSOLIDATED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants.................................................................         F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996.............................................         F-3
  Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and 1996...................         F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1994, 1995 and 1996.....         F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996...............         F-6
  Notes to Consolidated Financial Statements...............................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Packard BioScience Company:

    We have audited the accompanying consolidated balance sheets of Packard BioScience Company (a Delaware corporation, formerly known as Canberra Industries, Inc.) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packard BioScience Company and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
March 10, 1997

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                                              1995        1996
                                                                                                           ----------  ----------
                                                 ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............................................................................  $   22,515  $   37,826
  Accounts receivable, net...............................................................................      39,797      40,860
  Inventories............................................................................................      21,145      21,798
  Deferred income taxes..................................................................................       1,625       1,689
  Other..................................................................................................       6,739       4,743
                                                                                                           ----------  ----------
        Total current assets.............................................................................      91,821     106,916
                                                                                                           ----------  ----------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements..................................................................................       1,626       1,598
  Buildings and improvements.............................................................................      14,546      14,632
  Machinery, equipment and furniture.....................................................................      15,160      14,955
                                                                                                           ----------  ----------
                                                                                                               31,332      31,185
  Less--Accumulated depreciation.........................................................................      12,711      13,598
                                                                                                           ----------  ----------
                                                                                                               18,621      17,587
                                                                                                           ----------  ----------
OTHER ASSETS:
  Goodwill, net of amortization..........................................................................         363         147
  Deferred income taxes..................................................................................       2,149       1,238
  Other..................................................................................................       7,329      12,037
                                                                                                           ----------  ----------
                                                                                                                9,841      13,422
                                                                                                           ----------  ----------
                                                                                                           $  120,283  $  137,925
                                                                                                           ----------  ----------
                                                                                                           ----------  ----------
                                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable..........................................................................................  $    1,995  $    3,524
  Current portion of long-term obligations...............................................................         688         829
  Accounts payable.......................................................................................       7,964      11,118
  Accrued liabilities....................................................................................      15,066      15,943
  Income taxes payable...................................................................................       4,036       6,685
  Deferred income........................................................................................      10,731       9,601
                                                                                                           ----------  ----------
        Total current liabilities........................................................................      40,480      47,700
                                                                                                           ----------  ----------
LONG-TERM OBLIGATIONS, less current portion..............................................................       1,753       2,037
                                                                                                           ----------  ----------
OTHER NONCURRENT LIABILITIES.............................................................................       3,961       4,875
                                                                                                           ----------  ----------
COMMITMENTS AND CONTINGENCIES--See Note 9

MINORITY INTEREST IN EQUITY OF SUBSIDIARY................................................................       1,660       2,720
                                                                                                           ----------  ----------
STOCKHOLDERS' EQUITY:
  Common stock...........................................................................................         129         129
  Paid-in capital........................................................................................       1,030       1,320
  Cumulative translation adjustment......................................................................       4,064       2,402
  Retained earnings......................................................................................      74,827      89,088
                                                                                                           ----------  ----------
                                                                                                               80,050      92,939
                                                                                                           ----------  ----------
  Less: Treasury stock, at cost..........................................................................       6,265      11,128
       Deferred compensation.............................................................................       1,356       1,218
                                                                                                           ----------  ----------
                                                                                                                7,621      12,346
                                                                                                           ----------  ----------
                                                                                                               72,429      80,593
                                                                                                           ----------  ----------
                                                                                                           $  120,283  $  137,925
                                                                                                           ----------  ----------
                                                                                                           ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

                       CONSOLIDATED STATEMENTS OF INCOME

                              FOR THE YEARS ENDED
                        DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
NET PRODUCT SALES............................................................  $  115,442  $  113,169  $  124,067
SERVICE REVENUE..............................................................      32,852      35,603      37,197
CHEMICALS AND SUPPLIES SALES.................................................      17,090      20,342      22,754
                                                                               ----------  ----------  ----------
                                                                                  165,384     169,114     184,018
                                                                               ----------  ----------  ----------
COST OF PRODUCT SALES........................................................      49,580      44,906      46,970
SERVICE EXPENSE..............................................................      25,465      25,829      26,649
COST OF CHEMICALS AND SUPPLIES SALES.........................................      10,254      11,900      12,138
                                                                               ----------  ----------  ----------
                                                                                   85,299      82,635      85,757
                                                                               ----------  ----------  ----------
    Gross profit.............................................................      80,085      86,479      98,261
RESEARCH AND DEVELOPMENT EXPENSES............................................      13,726      14,414      17,852
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.................................      45,062      47,322      48,830
OTHER CHARGES (Note 6).......................................................       3,450      --             837
                                                                               ----------  ----------  ----------
    Operating profit.........................................................      17,847      24,743      30,742
INTEREST EXPENSE.............................................................        (558)       (616)       (122)
OTHER INCOME, net............................................................       2,940       1,153       1,149
FLOOD COST SAVINGS (see Note 6)..............................................         551      --          --
                                                                               ----------  ----------  ----------
    Income before provision for income taxes and minority interest...........      20,780      25,280      31,769
PROVISION FOR INCOME TAXES...................................................       8,470       9,875      11,187
MINORITY INTEREST IN INCOME OF SUBSIDIARY....................................         768         800       1,346
                                                                               ----------  ----------  ----------
    Net income...............................................................  $   11,542  $   14,605  $   19,236
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          COMMON STOCK                  CUMULATIVE                   TREASURY STOCK
                                     ----------------------   PAID-IN   TRANSLATION   RETAINED    --------------------
                                      SHARES      AMOUNT      CAPITAL   ADJUSTMENT    EARNINGS     SHARES     AMOUNT
                                     ---------  -----------  ---------  -----------  -----------  ---------  ---------
BALANCE, December 31, 1993.........  15,287,454  $     153   $   5,414   $   1,258    $  77,074   1,695,562  $ (17,022)
Net shares issued in connection
  with restricted stock plan
  including deferred compensation
  and amortization.................     52,602                     703
Purchase of treasury stock.........                                                                 873,093     (9,186)
Retirement of treasury stock.......  (2,528,655)        (25)    (6,117)                 (19,634)  (2,528,655)    25,776
Repayments of deferred ESOP
  contribution.....................
Cash dividend paid--$.335 per
  share............................                                                      (4,564)
Change during year.................                                          1,797
Net income.........................                                                      11,542
Other..............................                                                          11
                                     ---------       -----   ---------  -----------  -----------  ---------  ---------
BALANCE, December 31, 1994.........  12,811,401        128      --           3,055       64,429      40,000       (432)
Net shares issued in connection
  with restricted stock plan
  including deferred compensation
  and amortization.................     18,718                     346
Shares issued in connection with
  exercise of stock options,
  including related tax benefits...     69,100           1         684
Purchase of treasury stock.........                                                                 424,227     (5,833)
Repayment of deferred ESOP
  contribution.....................
Cash dividend paid--$.33 per
  share............................                                                      (4,205)
Change during year.................                                          1,009
Net income.........................                                                      14,605
Other..............................                                                          (2)
                                     ---------       -----   ---------  -----------  -----------  ---------  ---------
BALANCE, December 31, 1995.........  12,899,219        129       1,030       4,064       74,827     464,227     (6,265)
Net shares issued in connection
  with restricted stock plan
  including deferred compensation
  and amortization.................      1,602                      36
Shares issued in connection with
  exercise of stock options,
  including related tax benefits...     23,400                     254
Purchase of treasury stock.........                                                                 313,642     (4,863)
Cash dividend paid--$.40 per
  share............................                                                      (4,972)
Change during year.................                                         (1,662)
Net income.........................                                                      19,236
Other..............................                                                          (3)
                                     ---------       -----   ---------  -----------  -----------  ---------  ---------
BALANCE, December 31, 1996.........  12,924,221  $     129   $   1,320   $   2,402    $  89,088     777,869  $ (11,128)
                                     ---------       -----   ---------  -----------  -----------  ---------  ---------
                                     ---------       -----   ---------  -----------  -----------  ---------  ---------


                                       DEFERRED
                                     COMPENSATION
                                     -------------
BALANCE, December 31, 1993.........    $  (1,296)
Net shares issued in connection
  with restricted stock plan
  including deferred compensation
  and amortization.................         (497)
Purchase of treasury stock.........
Retirement of treasury stock.......
Repayments of deferred ESOP
  contribution.....................          480
Cash dividend paid--$.335 per
  share............................
Change during year.................
Net income.........................
Other..............................
                                     -------------
BALANCE, December 31, 1994.........       (1,313)
Net shares issued in connection
  with restricted stock plan
  including deferred compensation
  and amortization.................         (188)
Shares issued in connection with
  exercise of stock options,
  including related tax benefits...
Purchase of treasury stock.........
Repayment of deferred ESOP
  contribution.....................          145
Cash dividend paid--$.33 per
  share............................
Change during year.................
Net income.........................
Other..............................
                                     -------------
BALANCE, December 31, 1995.........       (1,356)
Net shares issued in connection
  with restricted stock plan
  including deferred compensation
  and amortization.................          138
Shares issued in connection with
  exercise of stock options,
  including related tax benefits...
Purchase of treasury stock.........
Cash dividend paid--$.40 per
  share............................
Change during year.................
Net income.........................
Other..............................
                                     -------------
BALANCE, December 31, 1996.........    $  (1,218)
                                     -------------
                                     -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              FOR THE YEARS ENDED
                        DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................................................  $  11,542  $  14,605  $  19,236
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization...............................................      4,612      4,675      5,135
      Benefit for flood costs.....................................................       (551)    --         --
      Minority interest in net income of subsidiary...............................        768        800      1,346
      Increase in deferred income taxes, net......................................        800        342        802
      Other.......................................................................       (429)      (437)       371
      Changes in assets and liabilities net of effects from product line acquired--
        Increase in accounts receivable...........................................       (583)    (4,659)    (1,043)
        (Increase) decrease in inventories........................................       (136)     1,282       (653)
        Decrease (increase) in other current assets...............................     (2,239)     2,298      2,111
        Increase in other noncurrent assets.......................................       (971)      (368)      (459)
        Increase (decrease) in accounts payable and other accrued expenses........      7,963     (3,851)     6,681
        Increase (decrease) in deferred income....................................       (977)     3,161     (1,130)
        (Decrease) increase in other noncurrent liabilities.......................     (5,101)       907        790
                                                                                    ---------  ---------  ---------
      Net cash provided by operating activities...................................     14,698     18,755     33,187
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures............................................................     (1,577)    (3,327)    (2,715)
  Proceeds from sale of fixed assets and investments..............................        497        529         43
  Product lines, patent rights and licenses acquired..............................       (635)      (700)    (4,046)
  Other...........................................................................     --         (1,080)    (1,768)
                                                                                    ---------  ---------  ---------
      Net cash used for investing activities......................................     (1,715)    (4,578)    (8,486)
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings of long-term obligations.............................................     --              7         23
  Repayments of long-term obligations.............................................     (1,563)      (646)      (693)
  Purchase of treasury stock......................................................     (7,706)    (5,833)    (3,751)
  Increase (decrease) in notes payable to banks...................................        641     (1,153)     1,529
  Proceeds from exercise of stock options, including tax benefits.................     --            685        254
  Dividends paid..................................................................     (4,564)    (4,205)    (4,972)
                                                                                    ---------  ---------  ---------
      Net cash used for financing activities......................................    (13,192)   (11,145)    (7,610)
                                                                                    ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...........................................      1,584        534     (1,780)
                                                                                    ---------  ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS.........................................      1,375      3,566     15,311
                                                                                    ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, beginning of year......................................     17,574     18,949     22,515
                                                                                    ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, end of year............................................  $  18,949  $  22,515  $  37,826
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest......................................................................  $     521  $     372  $     249
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
    Income taxes..................................................................  $   7,543  $   7,987  $   5,935
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
NON-CASH FINANCING ACTIVITIES:
  Debt issued for the purchase of treasury stock..................................  $   1,480  $  --      $   1,112
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Stock issued under restricted stock plan........................................  $     711  $     406  $      54
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1994, 1995 AND 1996

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

OPERATIONS--

    Packard BioScience Company (formerly known as Canberra Industries, Inc.) and subsidiaries (the Company) is a worldwide developer, manufacturer and marketer of analytical instruments and related products and services that have applications extending into the physics research, environmental monitoring, life sciences research and health care clinical testing markets. In March 1997, the Company changed its name from Canberra Industries, Inc. to Packard BioScience Company.

    The Company operates primarily in two industry segments.Through its Packard Instrument segment, the Company supplies bioanalytical instruments, and the related biochemical supplies and services, to the drug discovery and molecular biology markets. The Canberra Nuclear segment manufactures analytical instruments and systems used to detect, identify and quantify radioactive materials for the nuclear industry and related markets.

CONSOLIDATION--

    The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN OPERATIONS--

    The Company translates foreign currency financial statements using the current rate method. Translation gains and losses are recorded as a separate component of stockholders' equity, cumulative translation adjustment.

    The Company purchases various foreign currency forward contracts primarily for the purpose of hedging firm purchase commitments. As of December 31, 1995 and 1996, the Company had total forward contracts outstanding of approximately $8,557,000 and $3,649,000 whose settlement prices substantially approximated yearend exchange rates. Foreign exchange transaction losses (gains), inclusive of forward contracts settled, were $1,097,000, $1,158,000 and $(592,000) in 1994, 1995 and 1996, respectively, and were included in cost of sales in the accompanying consolidated statements of income.

CASH AND CASH EQUIVALENTS--

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

INVENTORIES--

    Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. A reserve for potential nonsaleable inventory due to excess stocks or obsolescence is provided based upon a detailed review of inventory components, past history, and expected future usage.

PROPERTY, PLANT AND EQUIPMENT--

    Property, plant and equipment are recorded at cost. Equipment, furniture and leasehold improvements are depreciated using the straight-line method over their estimated useful lives or term of the lease

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) ranging from 2 to 20 years. Buildings and improvements are depreciated over 5 to 40 years using the straight-line method.

GOODWILL, NET OF AMORTIZATION--

    The Company estimates the life of goodwill for each individual acquisition. Goodwill included in the accompanying consolidated balance sheets is being amortized over ten years. As of December 31, 1995 and 1996, the Company had accumulated amortization of approximately $1,882,000 and $2,098,000, respectively. The Company assesses realizability of goodwill based on the profitability of items acquired. Based on this assessment, the Company believes there is no impairment of goodwill.

PATENT RIGHTS AND LICENSE ACQUISITIONS--

    The Company capitalizes amounts paid for patent rights and licenses acquired to manufacture certain products. These amounts are amortized over the lives of the respective agreements or the estimated lives of the products, if shorter.

REVENUE RECOGNITION AND DEFERRED INCOME--

    Revenue is recognized when title to a product is transferred or services have been rendered. Revenues from service contracts are recognized on a straight-line basis over the contract period. Deferred income results from the billings of certain field service maintenance contracts and other customer advances. When maintenance contracts are billed in advance, revenue amounts are deferred and recognized ratably over the terms of the related contracts.

WARRANTY--

    The Company generally provides a warranty for a one year period subsequent to installation of its product. The Company accrues for the estimated cost of the warranty at the time of sale of the related product.

INCOME TAXES--

    The Company uses an asset and liability approach for financial accounting and reporting of income taxes. The provision for income taxes includes Federal, foreign and state income taxes currently payable and those deferred because of temporary differences between income reported for tax and financial statement purposes.

    The Company has not provided for possible U.S. taxes on undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to $10,560,000 and $9,578,000 at December 31, 1995 and 1996, respectively. When earnings are remitted, credit for foreign taxes already paid on subsidiary earnings and withholdings may offset a portion of applicable U.S. income taxes.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
OTHER INCOME AND EXPENSE--

    Other income and expense includes interest income of approximately $1,179,000, $1,247,000 and $1,149,000 in 1994, 1995 and 1996, respectively, and certain other non-operating revenues and expenses.

LONG-LIVED ASSETS--

    In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement requires that long-lived assets, including premises and equipment and identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. The adoption of this standard in 1996 did not have any impact on the Company's consolidated financial position or results of operations.

NEW PRONOUNCEMENTS--

    In 1996, the FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). This statement requires an entity to recognize financial and servicing assets it controls and derecognize financial assets when control is surrendered and liabilities are extinguished. This statement is required to be adopted January 1, 1997 although certain provisions of SFAS 125 have been deferred by the FASB for one year. It is not expected that this statement will have a material impact on the Company's consolidated financial position or results of operations.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS--

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS--

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    CASH AND CASH EQUIVALENTS--The carrying amount approximates fair value because of the short maturity of those instruments.

    MORTGAGE RECEIVABLE--At December 31, 1996, the Company has a long-term mortgage receivable with a face amount of $3,300,000, which exceeded the current carrying value of $1,015,000 included in other assets in the accompanying consolidated balance sheets. The estimated fair value of this investment approximates its carrying value of $1,015,000. Fair value was determined through the use of an independent appraisal.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    LONG-TERM OBLIGATIONS AND NOTES PAYABLE--The fair values of the Company's long-term obligations and notes payable are estimated to approximate recorded amounts due to the relative short maturity.

    FOREIGN CURRENCY CONTRACTS--The fair value of foreign currency contracts (primarily used for hedging firm commitments) is estimated by obtaining closing rates and comparing them to the actual contract rates. The total value of the open contracts approximated the estimated fair value.

RECLASSIFICATIONS--

    Certain prior year amounts have been reclassified to conform with the current year classification.

2. ACCOUNTS RECEIVABLE, NET:

    Accounts receivable, net, consisted of the following at December 31 (in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Trade...................................................................  $  39,239  $  40,018
Other...................................................................        979      1,317
Allowance for doubtful accounts.........................................       (421)      (475)
                                                                          ---------  ---------
                                                                          $  39,797  $  40,860
                                                                          ---------  ---------
                                                                          ---------  ---------

3. INVENTORIES:

    Inventories consisted of the following at December 31 (in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Raw materials and parts.................................................  $  12,595  $  13,532
Work in progress........................................................        698        944
Finished goods..........................................................      9,499      9,085
                                                                          ---------  ---------
                                                                             22,792     23,561
Excess and obsolete reserve.............................................     (1,647)    (1,763)
                                                                          ---------  ---------
                                                                          $  21,145  $  21,798
                                                                          ---------  ---------
                                                                          ---------  ---------

4. LONG-TERM OBLIGATIONS AND NOTES PAYABLE:

    The Company had the following notes payable and long-term debt at December 31, 1996 and on a pro forma (unaudited) basis after giving effect to the new bank financing and issuance of the Senior

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

4. LONG-TERM OBLIGATIONS AND NOTES PAYABLE: (CONTINUED)
Subordinated Notes and the application of the proceeds therefrom, subsequent to year end, as described below (in thousands):

                                                                                     AS OF DECEMBER 31, 1996
                                                 INTEREST                      -----------------------------------   PRO FORMA
                                                   RATE            MATURITY      CURRENT     LONG-TERM     TOTAL       TOTAL
                                           ---------------------  -----------  -----------  -----------  ---------  -----------
                                                                                                                    (UNAUDITED)
Notes payable............................  3.5% to 7.9%              1997       $   3,524    $  --       $   3,524   $   1,708
Other long-term obligations..............  5.0% to 6.0%            1997-2013          829        2,037       2,866      --
New bank term loan.......................  LIBOR + 2.75%             2003          --           --          --          40,000
New bank revolving loan..................  LIBOR + 2.375%            2002          --           --          --          --
Senior Subordinated Notes................  9.375%                    2007          --           --          --         150,000
                                                                               -----------  -----------  ---------  -----------
                                                                                $   4,353    $   2,037   $   6,390   $ 191,708
                                                                               -----------  -----------  ---------  -----------
                                                                               -----------  -----------  ---------  -----------

    Subsequent to year end, the Company issued $150,000,000 principal amount of 9.375% senior subordinated notes (the "Notes") due March 1, 2007. The proceeds received from the sale of the Notes, net of initial purchasers' discount of $4,500,000, were used to repay certain of the outstanding indebtedness under previous obligations and to repurchase certain of the Company's outstanding stock (see Note 12).

    The Notes are redeemable, at the option of the Company, after March 1, 2002 at rates starting at 104.688% of principal amount reduced annually through March 1, 2004 at which time they become redeemable at 100% of principal amount. According to the terms of the Notes, if a change of control occurs, as defined, each holder of Notes will have the right to require the Company to repurchase such holder's Notes at 101% of the principal amount thereof.

    Subsequent to year end, the Company also entered into a senior credit agreement (the "Agreement" and together with the Notes, the "Financings") with a group of banks which provides for a $40,000,000 term loan facility and the availability of up to $75,000,000 in a revolving credit facility with a sub-limit for letters of credit up to $11,000,000 in the aggregate. The term loan facility matures in six years and bears interest, at the Company's option, at the customary base rate (defined as a certain bank's reference rate, or the federal funds rate plus 0.5%, whichever is higher) plus 1.75%, or at the customary reserve adjusted Eurodollar rate plus 2.75%. The outstanding revolving credit facility balance, if any, is due and payable on March 31, 2002. The revolving credit facility bears interest, at the Company's option, at the customary base rate plus 1.375%, or at the customary reserve adjusted Eurodollar rate plus 2.375%. The credit agreement also provides for a commitment fee of 0.5% on any unused portion of the revolving credit facility.

    The Agreement contains certain financial covenants including, but not limited to, a minimum fixed charge coverage test, a minimum interest coverage test and a maximum leverage test. The Financings contain certain financial and non-financial covenants including, but not limited to, limitations on capital expenditures and technology acquisitions. The Company is prohibited by the Financings from paying any cash dividends and is limited in the amount of capital stock that it may repurchase, the incurrence of additional indebtedness and liens or dispositions of assets by the Company or any of its subsidiaries.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

4. LONG-TERM OBLIGATIONS AND NOTES PAYABLE: (CONTINUED)
    In connection with the Agreement, the Company pledged as collateral substantially all of the tangible and intangible assets of the Company and its domestic subsidiaries, and 65% of the capital stock of certain of the Company's foreign subsidiaries.

    As of December 31, 1996, after giving effect to the Financings and the application of the proceeds therefrom, aggregate principal payments of long-term obligations required during the next five years ending December 31 and thereafter are approximately as follows (in thousands):

1997..............................................................  $   1,054
1998..............................................................      1,254
1999..............................................................        400
2000..............................................................        400
2001..............................................................        400
Thereafter........................................................    188,200
                                                                    ---------
                                                                    $ 191,708
                                                                    ---------
                                                                    ---------

    Notes payable existing at December 31, 1995 and 1996 consisted of amounts outstanding under overseas lines of credit which permitted maximum borrowings of approximately $10,200,000 and $13,500,000, respectively. Borrowings are due on demand. At December 31, 1995 and 1996, $1,995,000 and $3,524,000, respectively were outstanding under these arrangements with interest rates ranging from 3.5% to 7.9%, respectively. The weighted average interest rates on these borrowing were 5.8% and 4.4% in 1995 and 1996, respectively. The maximum amount outstanding during 1996 was $3,524,000.

5. COMMON STOCK AND STOCK OPTIONS:

    At December 31, 1996, the Company had authorized common stock of 15,000,000 shares with a par value of $.01 per share. At December 31, 1995 and 1996, 12,899,219 and 12,924,221, respectively, of these shares had been issued. A 1-for-1 dividend of common stock was effected July 20, 1994. The number of shares and all per share amounts, as presented in the consolidated financial statements and accompanying notes, have been retroactively restated for the dividend.

    The Company has granted non-qualified stock options to outside directors and selected employees. The exercise price of the options at the date of grant is the fair value, based upon an external appraisal, and is approved by the Board of Directors. These options expire at various dates through the year 2006. A summary of stock option activity is as follows:

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

5. COMMON STOCK AND STOCK OPTIONS: (CONTINUED)

                                                                                   WEIGHTED
                                                                     NUMBER OF   AVERAGE PRICE
                                                                       SHARES      PER SHARE
                                                                     ----------  -------------
Outstanding at December 31, 1993...................................     855,550    $    5.02
  Granted..........................................................     380,500        13.17
                                                                     ----------       ------
Outstanding at December 31, 1994...................................   1,236,050    $    9.08
  Granted..........................................................      92,000        14.29
  Cancelled........................................................     (20,000)        8.56
  Exercised........................................................     (69,100)        6.98
                                                                     ----------       ------
Outstanding at December 31, 1995...................................   1,238,950    $    9.59
  Granted..........................................................     165,000        16.00
  Cancelled........................................................      (8,700)       10.81
  Exercised........................................................     (23,400)        7.63
                                                                     ----------       ------
Outstanding at December 31, 1996...................................   1,371,850    $   10.37
                                                                     ----------       ------
                                                                     ----------       ------

    As of December 31, 1996, 479,100 of the 1,371,850 options have exercise prices between $4.37 and $6.33, with a weighted averaged exercise price of $6.21 and a weighted average remaining contractual life of 2.9 years. All of these options are exercisable as of December 31, 1996.

    Of the total options outstanding, 233,500 have exercise prices between $8.13 and $10.81, with a weighted average price of $8.62 and a weighted average remaining contractual life of 4.3 years. All of these options are exercisable as of December 31, 1996.

    The remaining 659,250 options have exercise prices between $12.87 and $16.00, with a weighted average exercise price of $14.02 and a weighted average remaining contractual life of 2.6 years. Of the 659,250 options, 318,450 are exercisable as of December 31, 1996 at a weighted average price of $13.56.

    If compensation cost for these plans had been determined under the fair-value based methodology of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have been reduced to $14,504 and $18,937 on a pro forma basis for the years ended December 31, 1995 and 1996, respectively. For purposes of this calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model (minimum value method) with the following assumptions:

Expected dividend yield.....................................            2.5%
Expected stock price volatility.............................            0.0%
Risk-free interest rate.....................................   5.97% - 7.81%
Expected life of options....................................        10 years

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

    The Company maintains a restricted stock plan which provides for the issuance of common stock for no consideration to officers and key employees, with vesting over an eight-year period. Compensation expense, determined as of the date of grant, is being recognized ratably in accordance with the vesting schedule. Compensation expense recognized was $206,000, $158,000 and $173,000 in 1994, 1995 and 1996, respectively. At December 31, 1995 and 1996, $1,356,000 and
$1,218,000 of future compensation expense associated with 127,106 and 104,140 unvested shares, respectively, has been deferred and is included in deferred compensation in the accompanying consolidated balance sheets.

    At December 31, 1996, 579,316 shares of common stock were reserved for options and various stock plans, in addition to shares reserved for stock options outstanding.

    The Company has granted put rights on its common stock to selected employees. Generally, exercisable rights occur over a period up to ten years at the then current appraisal value. As of December 31, 1996, 378,289 shares have put rights exercisable in 1997, subject to certain restrictions. During 1995 and 1996, 123,702 shares and 139,215 shares were put to the Company, respectively.

6. FLOOD COST SAVINGS AND OTHER CHARGES:

    On June 6, 1992, the Company's previous headquarters in Meriden, Connecticut were flooded. As a result, the Company relocated its headquarters to a new facility also in Meriden and wrote-off $3,120,000 of unamortized leasehold improvements during 1992. The new facility, which was purchased in 1992, was partially funded with a state grant and loan, both of which are secured by the new facility. The remaining balance on the loan was $899,000 as of December 31, 1996 which is included in long-term obligations. This loan was repaid subsequent to yearend. During 1993, additional costs were incurred for temporary facilities and a provision was made for the termination of the remaining lease obligation of the old headquarters. During 1994, the obligation to the previous landlord was settled for an amount less than that accrued for as of December 31, 1993. The effects of these actions have been recorded as flood cost savings in the accompanying consolidated statements of income.

    During 1994, the Company shutdown its Itasca, Illinois facility and relocated most of the operations to the Meriden facility. The Company recorded a charge of $3,450,000 to recognize the costs associated with employee terminations, lease buy-outs and other costs of the closing. These costs have been recorded in other charges in the accompanying consolidated statements of income.

    During 1996, the Company incurred $837,000 of costs related to the recapitalization as described in Note 12.

7. INCOME TAXES:

    The sources of the Company's income before provision for income taxes and minority interest were as follows (in thousands):

                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
United States................................................  $   9,171  $  13,116  $  15,271
Foreign......................................................     11,609     12,164     16,498
                                                               ---------  ---------  ---------
                                                               $  20,780  $  25,280  $  31,769
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

7. INCOME TAXES: (CONTINUED)

The provision for income taxes is as follows (in thousands):
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Current:
  Federal....................................................  $   3,874  $   4,010  $   2,697
  Foreign....................................................      4,414      4,536      7,081
  State......................................................        338        356        694
                                                               ---------  ---------  ---------
                                                                   8,626      8,902     10,472
                                                               ---------  ---------  ---------
Deferred:
  Federal....................................................        (78)     1,150        674
  Foreign....................................................        119       (330)      (113)
  State......................................................       (197)       153        154
                                                               ---------  ---------  ---------
                                                                    (156)       973        715
                                                               ---------  ---------  ---------
    Total....................................................  $   8,470  $   9,875  $  11,187
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The effective income tax rate varies from the U.S. Federal statutory rate, as a percentage of income before provision for income taxes and minority interest, as follows:

                                                                                                  1994         1995         1996
                                                                                                  -----        -----        -----
Anticipated statutory rate...................................................................          35%          35%          35%
Increases (decreases) resulting from:
  Net tax effect relating to foreign operations and sales....................................           9           (2)          (3)
  Research credits...........................................................................          (3)          (1)          (1)
  State income taxes.........................................................................           3            2            3
  Other, net.................................................................................          (3)           5            1
                                                                                                       --           --           --
    Effective income tax rate................................................................          41%          39%          35%
                                                                                                       --           --           --
                                                                                                       --           --           --

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

7. INCOME TAXES: (CONTINUED)
    At December 31, 1995 and 1996, deferred tax assets and liabilities were comprised of the following elements (in thousands):

                                                                               1995       1996
                                                                             ---------  ---------
DEFERRED TAX ASSETS:
  Inventory related items..................................................  $   1,214  $   1,294
  Non-deductible accruals..................................................      1,689      1,786
  Foreign and other tax credit carryforwards...............................      2,800        392
  Other....................................................................        912      1,282
                                                                             ---------  ---------
    Gross deferred tax assets..............................................      6,615      4,754
  Less: valuation allowance................................................      1,263        350
                                                                             ---------  ---------
    Total deferred tax assets..............................................      5,352      4,404
                                                                             ---------  ---------
DEFERRED TAX LIABILITIES:
  Accelerated depreciation.................................................        505        471
  Acquisition related tax liabilities......................................        589        439
  Other....................................................................        484        567
                                                                             ---------  ---------
    Total deferred tax liabilities.........................................      1,578      1,477
                                                                             ---------  ---------
    Net deferred tax assets................................................  $   3,774  $   2,927
                                                                             ---------  ---------
                                                                             ---------  ---------

    During 1994, the Company recorded a valuation allowance against U.S. foreign tax and other credit carryforwards due to the significant uncertainty relative to their use. During 1995, the Company changed its terms on foreign sales, creating additional foreign source income. Accordingly, the valuation allowance relating to foreign tax credits was reduced during 1995 and 1996.

8. BENEFIT PLANS:

    The Company maintains two primary benefit plans for its employees. The Company and its domestic subsidiary offer a contributory defined contribution plan (the Profit Sharing Plan) covering substantially all employees who have completed at least one year of service, as defined. The Profit Sharing Plan provides that eligible participants may make a basic contribution from 1% to 3% of their annual pay, with additional contributions allowed up to an additional 8% of annual pay. The Company makes matching contributions equal to 80% of the employee's basic contribution which amounted to approximately $696,000, $627,000 and $729,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

    The Company also has a noncontributory employee stock ownership plan (the
ESOP) and related trust. Employees of the Company and its domestic subsidiary who have been employed one full year and have completed 1,000 hours of service, as defined, are eligible to participate in the ESOP. Each year the Company makes a contribution from profits, as defined, of an amount determined by its Board of Directors, but not to exceed 15% of the aggregate compensation of all participants in the ESOP in any plan year. Contributions under the ESOP for any individual participant in any year are limited to the lower of $30,000 or 25% of the participant's compensation. The Company provided for contributions of $800,000 in 1994, $850,000 in 1995 and $800,000 in 1996, plus interest due by the ESOP. The trust had used the

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

8. BENEFIT PLANS: (CONTINUED)
contributions to first service debt incurred, if any, and then to purchase outstanding shares of the Company's stock. The ESOP will be merged into the Profit Sharing Plan subsequent to yearend pursuant to the Recapitalization and Stock Purchase Agreement (see Note 12).

9. COMMITMENTS AND CONTINGENCIES:

    The Company conducts certain of its operations from leased facilities. In addition, the Company leases automobiles and various types of machinery and equipment under operating leases generally expiring during the next three years.

    The following is a schedule of future minimum rental payments under operating leases (excluding autos) that have initial or remaining noncancelable lease terms extending beyond December 31, 1997 (in thousands):

1997................................................................  $     514
1998................................................................        475
1999................................................................        416
2000................................................................        356
2001................................................................        309
Thereafter..........................................................      1,411
                                                                      ---------
                                                                      $   3,481
                                                                      ---------
                                                                      ---------

    Rental expense for the years ended December 31, 1994, 1995 and 1996 was approximately $3,753,000, $4,028,000 and $4,005,000, respectively.

    The Company has entered into various cooperative research and development agreements in 1996 requiring milestone payments and future royalty payments upon satisfaction of certain criteria as specified in the agreements.

    The Company is subject to litigation, claims and assessments arising in the ordinary course of business. The Company accrues the cost of these items as they become known and are reasonably estimable. In the opinion of management, none of the currently known contingencies are expected to have a material adverse effect on the Company's results of operations or financial position.

10. RELATED PARTY TRANSACTIONS:

    The Company had a trade receivable of approximately $703,000 and $1,061,000 at December 31, 1995 and 1996, respectively, from Cis-bio international, an affiliate of a significant stockholder. In addition, the accompanying consolidated statements of income include revenues from Cis-bio international of approximately $641,000, $99,000 and $1,065,000 for 1994, 1995 and 1996,
respectively, and reimbursements of research and development expenses of $1,577,000, $2,961,000 and $1,536,000 for 1994, 1995 and 1996, respectively.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

11. GEOGRAPHIC INFORMATION AND INDUSTRY SEGMENTS:

    The Company operates predominately in three major geographic areas and two industry segments. Transfers between geographic areas are made at the estimated market value of the merchandise transferred. The eliminations result from intercompany or intersegment sales, receivables and profit in inventory.

    The following tables summarize the Company's operations by geographic area and industry segment for 1994, 1995 and 1996 (in thousands):

  GEOGRAPHIC AREAS                                                                1994        1995        1996
-----------------------------------------------------------------------------  ----------  ----------  ----------
Revenues
  United States..............................................................  $   68,804  $   64,511  $   68,390
  Europe.....................................................................      68,540      72,399      73,808
  Japan......................................................................      13,902      14,818      21,741
  Other International and Eliminations, net..................................      14,138      17,386      20,079
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $  165,384  $  169,114  $  184,018
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Operating profit*
  United States..............................................................  $    8,789  $   13,674  $   16,165
  Europe.....................................................................       6,324       8,855       9,745
  Japan......................................................................       4,117       4,169       6,623
  Other International and Eliminations, net..................................      (1,383)     (1,955)     (1,791)
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $   17,847  $   24,743  $   30,742
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Identifiable assets
  United States..............................................................  $   87,682  $   89,428  $  105,495
  Europe.....................................................................      42,290      48,275      44,044
  Japan......................................................................       8,998       9,075      12,999
  Other International and Eliminations, net..................................     (23,758)    (26,495)    (24,613)
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $  115,212  $  120,283  $  137,925
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

------------------------

* Operating profit for 1994 includes a facility closing charge of $3,450 within the United States as described in Note 6. Operating profit for 1996 includes costs of $837 related to transactions as described in Note 12.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

11. GEOGRAPHIC INFORMATION AND INDUSTRY SEGMENTS: (CONTINUED)

  INDUSTRY SEGMENT                                                                1994        1995        1996
-----------------------------------------------------------------------------  ----------  ----------  ----------
Revenues
  Packard Instrument.........................................................  $  101,335  $  107,156  $  122,676
  Canberra Nuclear...........................................................      64,049      61,958      61,342
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $  165,384  $  169,114  $  184,018
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Operating profit
  Packard Instrument.........................................................  $   17,844  $   19,243  $   25,737
  Canberra Nuclear...........................................................       6,684       8,260       8,401
  General corporate expenses.................................................      (2,861)     (2,453)     (2,318)
  Other Charges..............................................................      (3,450)     --            (837)
  Eliminations...............................................................        (370)       (307)       (241)
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $   17,847  $   24,743  $   30,742
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Capital expenditures
  Packard Instrument.........................................................  $    1,005  $    1,702  $    1,513
  Canberra Nuclear...........................................................         572       1,625       1,202
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $    1,577  $    3,327  $    2,715
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Depreciation and amortization
  Packard Instrument.........................................................  $    2,243  $    2,427  $    2,971
  Canberra Nuclear...........................................................       2,369       2,248       2,164
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $    4,612  $    4,675  $    5,135
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Identifiable assets
  Packard Instrument.........................................................  $   74,785  $   81,457  $   98,912
  Canberra Nuclear...........................................................      40,427      38,826      39,013
                                                                               ----------  ----------  ----------
    Total consolidated.......................................................  $  115,212  $  120,283  $  137,925
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

12. RECAPITALIZATION AND STOCK PURCHASE AGREEMENT AND PRO FORMA DISCLOSURE:

    On March 4, 1997, pursuant to a Recapitalization and Stock Purchase Agreement (Recapitalization) between CII Acquisition LLC (CII Acquisition), an affiliate of Stonington Capital Appreciation 1994 Fund, L.P. (Stonington) and certain continuing stockholders, CII Acquisition acquired approximately 69% of the common stock of the Company on a fully diluted basis as a result of the transactions described below. The transactions include (a) acquisition by CII Acquisition of $54.0 million of common stock from certain continuing stockholders, (b) acquisition by CII Acquisition of $17.5 million of common stock from the Company, (c) a tender offer by the Company to all non-continuing stockholders for $208.6 million, and (d) cancellation of all stock options held by the non-continuing stockholders for $3.3 million. The price per share for the above transactions was $22.25 except for the option redemption where the price was $22.25 less the exercise price of such stock options. The Company used the proceeds of the stock offering, $8.3 million from the exercise of certain options, cash on hand and $190.0 million in proceeds from certain debt financings to redeem the shares in the tender offer and pay an estimated $20.5 million in transaction fees

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 (FORMERLY KNOWN AS CANBERRA INDUSTRIES, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1994, 1995 AND 1996

12. RECAPITALIZATION AND STOCK PURCHASE AGREEMENT AND PRO FORMA DISCLOSURE:
(CONTINUED)
and expenses of which $2.5 million was a fee paid to Stonington. The transaction fees and expenses include costs associated with the stock offering, debt financings and fees and other expenses.

    The following unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income have been prepared to give effect to the above transactions and related tax benefits had they occurred as of December 31, 1996 and January 1, 1996, respectively.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                       PRO FORMA
                                                                          HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                          ----------  -----------  -----------
                                                                                                   (UNAUDITED)
                                                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................................  $   37,826   $ (21,213)(1) $    16,613
  Accounts receivable, net..............................................      40,860      --            40,860
  Inventories...........................................................      21,798      --            21,798
  Refundable income taxes...............................................      --           5,511(2)       5,511
  Deferred income taxes.................................................       1,689      --             1,689
  Other.................................................................       4,743      --             4,743
                                                                          ----------  -----------  -----------
      Total current assets..............................................     106,916     (15,702)       91,214
                                                                          ----------  -----------  -----------
  Property, plant and equipment, net....................................      17,587      --            17,587
  Goodwill, net of amortization.........................................         147      --               147
  Deferred income taxes.................................................       1,238      --             1,238
  Deferred financing costs..............................................      --          11,200(3)      11,200
  Other assets..........................................................      12,037      --            12,037
                                                                          ----------  -----------  -----------
      Total assets......................................................  $  137,925   $  (4,502)  $   133,423
                                                                          ----------  -----------  -----------
                                                                          ----------  -----------  -----------

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Notes payable.........................................................  $    3,524   $  (1,816)(1) $     1,708
  Current portion of long-term obligations..............................         829        (829)(1)           0
  Accounts payable......................................................      11,118      --            11,118
  Accrued liabilities...................................................      15,943      --            15,943
  Income taxes payable..................................................       6,685      --             6,685
  Deferred income.......................................................       9,601      --             9,601
                                                                          ----------  -----------  -----------
      Total current liabilities.........................................      47,700      (2,645)       45,055
                                                                          ----------  -----------  -----------
  Long-term obligations, less current portion...........................       2,037      (2,037)(1)           0
  Term loan facility (see Note 4).......................................      --          40,000(1)      40,000
  Senior subordinated notes (see Note 4)................................      --         150,000(1)     150,000
  Other non-current liabilities.........................................       4,875      --             4,875
  Minority interest in equity of subsidiary.............................       2,720      --             2,720
                                                                          ----------  -----------  -----------
      Total liabilities.................................................      57,332     185,318       242,650
                                                                          ----------  -----------  -----------
STOCKHOLDERS' EQUITY (DEFICIENCY).......................................      80,593    (189,820)(4)    (109,227)
                                                                          ----------  -----------  -----------
      Total liabilities and stockholders' equity (deficiency)...........  $  137,925   $  (4,502)  $   133,423
                                                                          ----------  -----------  -----------
                                                                          ----------  -----------  -----------

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

(1) Represents the adjustments to the Company's cash and debt to account for the effects of the Recapitalization.

(2) Represents the tax benefit to be derived from the currently deductible transaction fees and expenses as well as the tax benefit from the exercise and redemption of stock options calculated at the statutory tax rate.

(3) Represents the deferred financing costs incurred as a result of the Recapitalization.

(4) Represents the net change in stockholders' equity (deficiency) as a result of the Recapitalization, including transaction fees and expenses, less capitalized deferred financing costs and the income tax benefit referred to in (2) above.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                                          PRO FORMA
                                                                             HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                             ----------  -----------  -----------
                                                                                                      (UNAUDITED)
REVENUES...................................................................  $  184,018   $  --        $ 184,018
COST OF SALES AND SERVICE EXPENSE..........................................      85,757      --           85,757
                                                                             ----------  -----------  -----------
    Gross profit...........................................................      98,261      --           98,261
RESEARCH AND DEVELOPMENT EXPENSES..........................................      17,852      --           17,852
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...............................      48,830      --           48,830
OTHER CHARGES..............................................................         837      --              837
                                                                             ----------  -----------  -----------
    Operating profit.......................................................      30,742      --           30,742
INTEREST EXPENSE...........................................................        (122)    (17,995) (1)    (18,117)
AMORTIZATION OF DEFERRED FINANCING COSTS...................................      --          (1,545) (2)     (1,545)
OTHER INCOME, net..........................................................       1,149      --            1,149
                                                                             ----------  -----------  -----------
    Income before provision for income taxes and minority interest.........      31,769     (19,540)      12,229
PROVISION FOR INCOME TAXES.................................................      11,187      (7,816) (3)      3,371
MINORITY INTEREST IN INCOME OF SUBSIDIARY..................................       1,346      --            1,346
                                                                             ----------  -----------  -----------
    Net income.............................................................  $   19,236   $ (11,724)   $   7,512
                                                                             ----------  -----------  -----------
                                                                             ----------  -----------  -----------

PRO FORMA EARNINGS PER SHARE...............................................                            $    1.69(4)

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
            STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

(1) The following represent adjustments to interest expense as a result of the Recapitalization:

    Interest expense with respect to the term loan facility.....................   $   3,357
    Interest expense with respect to the senior subordinated notes..............      14,063
    Bank and other finance fees.................................................         575
                                                                                  -----------
    Net change..................................................................   $  17,995
                                                                                  -----------
                                                                                  -----------

    The interest rate on the term loan facility and senior subordinated notes was at a weighted average interest rate of 9.2%. For each 0.25% change in average interest rate on the term loan facility, annual pro forma interest expense would change by $100.

(2) Represents amortization expense of deferred financing costs related to the Recapitalization. Approximately $11,200 has been deferred and will be amortized over the lives of the related debt securities. The weighted average amortization period for the deferred financing costs is 7.25 years. The remainder of the Recapitalization fees and expenses has been charged against stockholders' equity (deficiency) in the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

(3) Represents the estimated income tax effects of pre-tax pro forma adjustments at the Company's statutory rate of 40% for all periods presented.

(4) Pro forma earnings per share was calculated based on shares outstanding of 4,353,506 and 96,539 shares for options calculated under the treasury stock method, for a combined total of 4,450,045 shares.

                                                                      APPENDIX A

                               GLOSSARY OF TERMS

    ALPHA PARTICLE--A positively charged particle emitted by certain radioactive materials. Comprised of two neutrons and two protons, it is identical to the nucleus of a helium atom.

    ANALYTE--The substance that is determined and quantified in an analytical procedure.

    ASSAYS--Analytical procedures that measure the amount of a particular substance (or biological function) in a heterogeneous sample.

    AUTORADIOGRAPHY--The process whereby a photographic film is used to locate radioactivity labeled substances, e.g., radiolabeled DNA bands on a gel. The specimen is overlayered with a photographic film and left for a length of time determined by the amount of radioactivity present. When the film is developed, a two dimensional image is produced that corresponds to the location of the radioactive sample.

    BETA PARTICLE--An elementary particle emitted from the nucleus during radioactive decay, either negatively charged (electron) or positively charged (positron).

    BIOANALYTICAL INSTRUMENTS--Instruments that are used in life science research to measure biological activity.

    CELLULAR BIOLOGY--The study of live, intact cells.

    CHEMILUMINESCENCE--The emission of radiation light, usually visible, caused by the decay of a chemical reaction product from an electronic excited state to ground state.

    CHROMATOGRAPHY--Generally, several analytical and preparative separation techniques based on the partitioning of a substance between a mobile and a stationary phase. Classification of the different techniques can be based on the nature of the stationary phase (e.g., gel, paper, ion exchange, thin-layer) or on the type of mobile phase (e.g., gas or liquid).

    CLINICAL MARKET--The purchases of specialized instruments, reagents and consumables by hospital labs, reference labs, and decentralized labs that conduct IN VITRO diagnostic procedures on human specimens.

    COLORIMETRIC--Measurements based on the intensity of color changes.

    CONTACT IMAGER--In general, a type of imaging using charge-coupled devices
(CCD) cameras to produce a two dimensional image of radioactive decay, and fluorescence, or chemiluminescence labels in a sample. The camera comes in direct contact with the sample, such as a gel, blot, or microplate, in order to maximize the sensitivity of the image.

    CRYPTATE--A stable, "cage-like" molecular structure that can encapsulate ions and which enables time resolved fluorescence in HTRF assays.

    EXCITED STATE--A state of a molecule, atom, or nucleus when it possesses more than its normal energy. Excess molecular or atomic energy may appear as light or heat. Excess nuclear energy is often released as a gamma ray.

    FLUORESCENCE--A molecular process whereby radiation is emitted from a substance after stimulation by absorption of radiation (light or radioactivity). The wavelength emitted can be in the visible or ultraviolet region, but is always greater than the wavelength absorbed.

    FLOW SCINTILLATION COUNTER OR FSA--An analytical instrument similar to a liquid scintillation counter, that can measure radioactivity in liquids using either scintillation cocktails or solid scintillators. Measurements are made continuously as samples flow through a small cell, usually at the end of a separation step.

    FUNCTIONAL IN-CELL ASSAYS--The measurement of a reaction within the environment of a living cell. These in vivo measurements are generally considered to be more biologically relevant because they measure complete response than are IN VITRO measurements of single isolated cells.

    GAMMA RAYS--High energy, short wavelength electromagnetic radiation originating in the nucleus of an atom.

    GAMMA SCINTILLATION COUNTER--An analytical instrument that measured the amount of gamma radiation being emitted from a sample. Particularly useful in radioimmunoassay procedures.

    HIGH THROUGHPUT SCREENING--A process in drug discovery in which a large library of substances with potential therapeutic efficacy are tested against large numbers of biological targets.

    HOMOGENOUS TIME-RESOLVED FLUORESCENCE (HTRF-TM-)--A proprietary non-isotopic detection technique developed by CIS bio international and marketed by Packard Instrument for high throughput screening applications. It is appropriate for many types of assays including immunoassays, protease, kinase, receptor binding, and nucleic acid interactions. The primary advantages of this chemistry are that it is homogenous (i.e., it runs entirely in solution with no solid supports or special vessels required), and it eliminates background problems by using time-resolved analysis and spectral discrimination.

    IMAGER--In life sciences, a general term used to describe all instruments able to develop a two dimensional image of radioactive decay, and fluorescence or chemiluminescence labels, including densitometers, storage phosphor imagers, and Packard Instrument's proprietary products InstantImager (electronic autoradiography) and Cyclone (filmless autoradiography).

    IMMUNOASSAY--An assay technique that uses antibodies for detecting and quantifying biological molecules or microorganisms. The most common forms based on the label used are radioimmunoassay (RIA), enzyme-linked immunoabsorbent assay (ELISA), fluorescence immunoassay (FIA), and enzyme immunoassay (EIA).

    IN VITRO--Literally, IN GLASS, pertaining to biological reactions taking place in an artificial apparatus such as a test tube.

    IN VIVO--Literally, IN LIFE, pertaining to a biological reaction that takes place in a living cell.

    ISOTOPE--One of two or more atoms with the same atomic number (the same chemical element) but with different atomic weights. Isotopes have very nearly the same chemical properties, but somewhat different physical properties.

    LABEL--A distinguishing feature or tag that can enable a particular molecule or group to be recognized.

    LIFE SCIENCES MARKET--The purchase of specialized instrumentation, reagents, and consumables for the study of life processes, drug discovery, biotechnology, or environmental testing including separation equipment, sequencers, bioanalytical spectrometers, microplate readers, imaging systems, and laboratory robotics.

    LIQUID HANDLING ROBOTICS--Devices that are used in laboratories to transfer liquids from one piece of labware or apparatus to another, add or mix reagents, perform dilutions, perform washing steps, or otherwise manipulate liquid samples for analytical procedures.

    LIQUID SCINTILLATION COUNTER OR LSC--An analytical instrument which measures radioactivity (alpha and beta particles, electron capture, or gamma rays) from the rate of light photons emitted by a liquid sample.

    LUMINESCENCE--A general term applied to the emission of light by causes other than high temperature.

    MICRO OR MICROVOLUME--Literally, a prefix that divides a basic unit by 1,000,000. Generally, sample or reagent volumes appropriate for microplates and smaller than usually used in single vials, (i.e., 400 microliters or less).

    MICROPLATE--Generally, a small (approximately 3.5" x 5") disposable plastic tray with rows and columns of wells (24, 96, 384, or more) that are used in assay procedures.

    MICROPLATE READER--A device for quantifying the assay results in a microplate with one or more types of assay labels, e.g., radioisotopic, luminescence, fluorescence, or calorimetric.

    MOLECULAR BIOLOGY--Generally, this term applies to the study and manipulation of DNA or RNA in isolated molecules or in living organisms. DNA sequencing, cloning, restriction mapping, and PCR are all common techniques used in molecular biology.

    NANO OR NANOVOLUME--Literally, a prefix that divides a basic unit by 1,000,000,000. Generally, sample or reagents volumes smaller than "micro" quantities (i.e., less than 1 microliter).

    NANOPLATE--A proprietary name for a plastic tray similar to a microplate but with much higher density of wells (864, 1,528, 3,456, or higher).

    NANOTIP-TM---A proprietary name for a sampling tip on a Packard Instrument MultiPROBE liquid handling system that can aspirate and/or dispense liquids in volumes less than 1 microliter.

    OPTICAL DENSITY--A measure of the extent to which a beam of radiation, usually ultraviolet, visible, or infrared, is attenuated by transmission through an absorbing medium. A term equivalent to "absorbance".

    OPTICAL CONTACT IMAGER--A proprietary name for an imaging product being developed by Packard Instrument that uses an intensified charge-coupled camera device (ICCD) camera to create a two dimensional image of radioactive decay and chemiluminescence or fluorescence labels.

    PHOSPHORESCENCE--A process similar to fluorescence, in which radiation is emitted from a molecule after absorption of radiation of a defined wavelength. Unlike fluorescence, however, phosphorescence continues to be emitted after the exciting radiation is removed.

    RADIOACTIVITY--The property of an unstable nuclide of emitting radiation by spontaneous disintegration.

    RADIOISOTOPIC LABELS--Labeling compounds in assays that emit radiation in relation to the amount of analyte present in the sample.

    SCINTILLATION--A flash of light produced in a scintillator by an ionizing event. The scintillation is the sum of all photons produced by the decay event.

    SCINTILLATION COCKTAIL--A solution in which samples are placed for measurement in a liquid scintillation counter. The major components are solvents and scintillators, substances that emit photons when excited by radioactivity.

    SPECTROMETER--An analytical instrument that measures some portion of the electromagnetic spectrum, from very short wavelengths (x-ray) to long wavelengths (ultraviolet, visible light, and infrared).

    STORAGE PHOSPHOR IMAGER--An imaging device that is based on the property of phosphors in a film-like screen to store energy emitted by the specimen and emit radiation when excited by laser. It is a "filmless" autoradiography system.

-------------------------------------------------
                               -------------------------------------------------
-------------------------------------------------
                               -------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY, THE EXCHANGE NOTES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                          PAGE
                                                        ---------
Available Information.................................          3
Prospectus Summary....................................          4
Risk Factors..........................................         16
The Exchange Offer....................................         25
Certain Federal Income Tax Consequences of the
  Exchange Offer......................................         33
The Company...........................................         34
The Recapitalization..................................         35
Use of Proceeds.......................................         36
Capitalization........................................         37
Unaudited Pro Forma Condensed Consolidated Financial
  Statements..........................................         38
Selected Historical Consolidated
  Financial Data......................................         43
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations.......................................         45
Business..............................................         51
Management............................................         66
Ownership of Capital Stock............................         72
Certain Transactions..................................         74
Description of the New Credit Agreement...............         77
Description of the Exchange Notes.....................         79
Description of Certain Federal Income Tax Consequences
  of an Investment in the Exchange Notes..............        109
Exchange Offer; Registration Rights...................        111
Plan of Distribution..................................        113
Legal Matters.........................................        113
Experts...............................................        113
Index to Consolidated Financial Statements............        F-1
Glossary of Terms.....................................        A-1

                                     [LOGO]

                           PACKARD BIOSCIENCE COMPANY
                               OFFER TO EXCHANGE
                                  $150,000,000

                           9 3/8% SENIOR SUBORDINATED
                                 NOTES DUE 2007
                                      FOR
                           9 3/8% SENIOR SUBORDINATED
                            NOTE DUE 2007, SERIES B

                               ------------------

                                   PROSPECTUS

                            ------------------------

                                           , 1997

-------------------------------------------------
                               -------------------------------------------------
-------------------------------------------------
                               -------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person was an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

    The Company's Certificate of Incorporation and By-Laws provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

    Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. The Company's Certificate of Incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:

 EXHIBIT NO.                                                DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
        2.1    --Recapitalization and Stock Purchase Agreement, dated as of November 26, 1996, by and among the
                 Company, CII Acquisition LLC and the Management Stockholders party thereto.
        3.1    --Amended and Restated Certificate of Incorporation of the Company.
        3.2    --By-Laws of the Company.
        4.1    --Indenture, dated as of March 4, 1997, between the Company and The Bank of New York, as Trustee.
        4.2    --Form of 9 3/8% Senior Subordinated Notes due 2007.
        4.3    --Form of 9 3/8% Senior Subordinated Notes due 2007, Series B.
        4.4    --Credit Agreement, dated as of March 4, 1997, by and among the Company, the Subsidiary Borrowers from time to time party thereto, the several banks and other financial institutions or entities from time to time party thereto, Canadian Imperial Bank of Commerce, as documentation agent,
                 BancAmerica Securities, Inc. and CIBC Wood Gundy Securities Corp., each as a co-arranger and a co-syndication agent, and Bank of America National Trust and Savings Association, as administrative agent.
        5.1    --Opinion of Day, Berry & Howard.
       10.1    --Purchase Agreement, dated as of February 21, 1996, by and among the Company, Merrill Lynch, Pierce,
                 Fenner & Smith Incorporated, BancAmerica Securities, Inc. and CIBC Wood Gundy Securities Corp.
       10.2    --Registration Rights Agreement, dated as of March 4, 1997, by and among the Company, Merrill Lynch,
                 Pierce, Fenner & Smith Incorporated, BancAmerica Securities, Inc. and CIBC Wood Gundy Securities
                 Corp.
       10.3    --Employment Agreement, dated as of March 4, 1997, by and between the Company and Emery G. Olcott.
       10.4    --Employment Agreement, dated as of March 4, 1997, by and between the Company and Richard T.
                 McKernan.
       10.5    --Management Stock Incentive Plan.
       10.6    --Stock Option Plan of 1971.
       10.7    --Stockholders' Agreement, dated as of March 4, 1997, by and among the Company, Merrill Lynch KECALP
                 L.P. 1994, KECALP Inc., the Management Investors listed in Schedule 1 thereto, the Non-Management
                 Investors listed in Schedule 2 thereto and Stonington Capital Appreciation 1994 Fund, L.P.
       12.1    --Statements re Computation of Ratios.
       21.     --List of subsidiaries of the Company.
       23.1    --Consent of Arthur Andersen LLP.
       23.2    --Consent of Day, Berry & Howard (contained in their opinion filed as Exhibit 5.1)
       24.     --Powers of Attorney (included in the signature pages in Part II of this Registration Statement).
       25.     --Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York.
       99.1    --Form of Letter of Transmittal.
       99.2    --Form of Notice of Guaranteed Delivery.
       99.3    --Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (b) Financial Statement Schedules.

    Financial statement schedules are omitted because they are not applicable or because the required information is presented in the combined financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS

    Each of the undersigned registrants hereby undertakes:

        (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (d) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Meriden, State of Connecticut, on March 25, 1997.

                                             PACKARD BIOSCIENCE COMPANY

                                             By:                    /s/ EMERY G. OLCOTT
                                                        ------------------------------------------
                                                                      Emery G. Olcott
                                                                  CHAIRMAN OF THE BOARD,
                                                           CHIEF EXECUTIVE OFFICER AND PRESIDENT

    Each person whose signature appears below constitutes and appoints Emery G. Olcott and Ben D. Kaplan, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on March 25, 1997 by the following persons in the capacities indicated:

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                Chairman of the Board,
     /s/ EMERY G. OLCOTT          Chief Executive Officer
------------------------------    and President (Principal
       Emery G. Olcott            Executive Officer)

                                Vice President and Chief
      /s/ BEN D. KAPLAN           Financial Officer
------------------------------    (Principal Financial and
        Ben D. Kaplan             Accounting Officer)

      /s/ ROBERT F. END
------------------------------  Director
        Robert F. End

    /s/ BRADLEY J. HOECKER
------------------------------  Director
      Bradley J. Hoecker

   /s/ RICHARD T. MCKERNAN
------------------------------  Director
     Richard T. McKernan

    /s/ STEPHEN M. MCLEAN
------------------------------  Director
      Stephen M. McLean

     /s/ ALEXIS P. MICHAS
------------------------------  Director
       Alexis P. Michas

      /s/ GEORGE SERRANO
------------------------------  Director
        George Serrano

      /s/ PETER P. TONG
------------------------------  Director
        Peter P. Tong

                               INDEX OF EXHIBITS

  EXHIBIT
  NUMBER                                           DESCRIPTION OF EXHIBIT                                           PAGE
-----------  --------------------------------------------------------------------------------------------------     -----
        2.1  --Recapitalization and Stock Purchase Agreement, dated as of November 26, 1996, by and among the
               Company, CII Acquisition LLC and the Management Stockholders party thereto......................
        3.1  --Amended and Restated Certificate of Incorporation of the Company................................
        3.2  --By-Laws of the Company..........................................................................
        4.1  --Indenture, dated as of March 4, 1997, between the Company and The Bank of New York, as
               Trustee.........................................................................................
        4.2  --Form of 9 3/8% Senior Subordinated Notes due 2007...............................................
        4.3  --Form of 9 3/8% Senior Subordinated Notes due 2007, Series B.....................................
        4.4  --Credit Agreement, dated as of March 4, 1997, by and among the Company, the Subsidiary Borrowers from time to time party thereto, the several banks and other financial institutions or entities from time to time party thereto, Canadian Imperial Bank of Commerce, as documentation agent,
               BancAmerica Securities, Inc. and CIBC Wood Gundy Securities Corp., each as a co-arranger and a co-syndication agent, and Bank of America National Trust and Savings Association, as
               administrative agent............................................................................
        5.1  --Opinion of Day, Berry & Howard..................................................................
       10.1  --Purchase Agreement, dated as of February 21, 1996, by and among the Company, Merrill Lynch,
               Pierce, Fenner & Smith Incorporated, BancAmerica Securities, Inc. and CIBC Wood Gundy Securities
               Corp............................................................................................
       10.2  --Registration Rights Agreement, dated as of March 4, 1997, by and among the Company, Merrill
               Lynch, Pierce, Fenner & Smith Incorporated, BancAmerica Securities, Inc. and CIBC Wood Gundy
               Securities Corp.................................................................................
       10.3  --Employment Agreement, dated as of March 4, 1997, by and between the Company and Emery G.
               Olcott..........................................................................................
       10.4  --Employment Agreement, dated as of March 4, 1997, by and between the Company and Richard T.
               McKernan........................................................................................
       10.5  --Management Stock Incentive Plan.................................................................
       10.6  --Stock Option Plan of 1971.......................................................................
       10.7  --Stockholders' Agreement, dated as of March 4, 1997, by and among the Company, Merrill Lynch
               KECALP L.P. 1994, KECALP Inc., the Management Investors listed in Schedule 1 thereto, the
               Non-Management Investors listed in Schedule 2 thereto and Stonington Capital Appreciation 1994
               Fund, L.P.......................................................................................
       12.1  --Statements re Computation of Ratios.............................................................
       21.   --List of subsidiaries of the Company.............................................................
       23.1  --Consent of Arthur Andersen LLP..................................................................
       23.2  --Consent of Day, Berry & Howard (contained in their opinion filed as Exhibit 5.1)................
       24.   --Powers of Attorney (included in the signature pages in Part II of this Registration
               Statement)......................................................................................
       25.   --Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New
               York............................................................................................
       99.1  --Form of Letter of Transmittal...................................................................
       99.2  --Form of Notice of Guaranteed Delivery...........................................................
       99.3  --Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...........